Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Common Shares of

NXP SEMICONDUCTORS N.V.

at

$110.00 per share

by

QUALCOMM RIVER HOLDINGS B.V.

an indirect, wholly owned subsidiary of

QUALCOMM INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK

CITY TIME, ON FEBRUARY 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), is offering to purchase all of the outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”), at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash, (the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of October 27, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and between Purchaser and NXP. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on February 6, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the time of acceptance of Shares for payment (the “Acceptance Time”) (but in any event within three business days of the Acceptance Time), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the NASDAQ Global Select Market (“NASDAQ”) will be terminated, NXP will no longer be a publicly traded company, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of NXP’s reporting obligations with respect to the Shares with the United States Securities and Exchange Commission (the “SEC”).

After careful consideration, the board of directors (bestuur) of NXP (the “NXP Board”) has unanimously (a) determined that the Purchase Agreement and the transactions contemplated thereby (other than certain transactions that could take place after the completion of the Offer and, in accordance with the terms of the Purchase Agreement, would require the prior consent of NXP or the Independent Directors (as defined below) (the “Designated Post-Offer Transactions”)) are in the best interests of NXP, its business and its shareholders, employees and other relevant stakeholders and (b) approved and adopted the Purchase Agreement and approved the transactions contemplated thereby (other than the Designated Post-Offer Transactions).

The NXP Board unanimously recommends that NXP shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the NXP Board unanimously recommends that you vote “for” each of the items that contemplate a vote of NXP shareholders at the extraordinary general meeting of NXP shareholders scheduled to be held on January 27, 2017 at 1:30 p.m., Central European Time, at the corporate office of NXP, High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands (the “EGM”). At the EGM, NXP shareholders will be requested to vote on (1) the Asset Sale (as defined below) and the Second Step Transaction (as defined below) (collectively, the “Asset Sale Resolutions”), (2) the appointment of the liquidator following the consummation of the Asset Sale and subject to the Compulsory Acquisition Threshold (as defined below) not having been achieved, (3) the appointment of directors designated by Purchaser to the NXP Board and (4) other matters contemplated by the Purchase Agreement.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale and, following such Asset Sale, the Second Step Transaction and the Second Step Distribution (as defined below), on the one hand, or the Asset Sale and the Compulsory Acquisition (as defined below), on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser intends to complete a corporate reorganization of NXP and its subsidiaries (the “Post-Closing Reorganization”). The Post-Closing Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of NXP’s business operations from and after the consummation of the Post-Closing Reorganization and (b) any NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) (provided, however, that in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court (as defined below) has sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. As a result of the Post-Closing Reorganization, NXP will either be liquidated or become wholly owned by Purchaser.

Purchaser intends to, or intends to cause its designee to, subject to the approval of the Asset Sale Resolutions by the NXP shareholders at the EGM, (a) initiate the Post-Closing Reorganization by means of a sale of all or substantially all of the assets of NXP to, and the transfer to or assumption of all or substantially all the liabilities of NXP by, Purchaser or its designee (the “Asset Sale”) and (b) following the consummation of the Asset Sale, depending on the percentage of the outstanding Shares held by Purchaser and its affiliates as of the closing of the Subsequent Offering Period, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 95% but at least 80% of the then outstanding Shares, the consideration paid by Purchaser to NXP in the Asset Sale would be a combination of cash (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering NXP shareholders as of the expiration of the Subsequent Offering Period) and a note payable (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by Purchaser and its affiliates as of the expiration of the Subsequent Offering Period) and, upon consummation of the Asset Sale, (a) NXP will hold only the cash and the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by causing NXP to be dissolved and liquidated in accordance with applicable Dutch procedures (the “Second Step Transaction”), with Purchaser providing an indemnity or guarantee to the liquidator for any deficit in the estate of NXP to enable the liquidator to make an advance liquidation distribution in cash (the “Second Step Distribution”) to each non-tendering NXP shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)), for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 100% but at least 95% of the then outstanding Shares (the “Compulsory Acquisition Threshold”), the consideration paid by Purchaser to NXP in the Asset Sale would be a note payable in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares outstanding as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) NXP will hold only the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for the compulsory acquisition (uitkoopprocedure) (the “Compulsory Acquisition”) of Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. While Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration (with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering NXP shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of NXP.

The applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on NXP shareholders in respect of the Second Step Distribution may be different from, and greater than, the taxes imposed upon such NXP shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition, (ii) the Antitrust Clearance Condition, (iii) the Restraints Condition, (iv) the Pre-Closing Reorganization Condition and (v) the Material Adverse Effect Condition, each as defined below.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Purchaser and its affiliates, represents at least 95% of the outstanding Shares as of the Expiration Time, provided that (x) if NXP shareholders at the EGM approve the Asset Sale Resolutions, the required threshold will be reduced to 80% and (y) Purchaser, with NXP’s prior written consent (not to be unreasonably withheld conditioned or delayed), may reduce the required threshold to a percentage not less than 70%.

The “Antitrust Clearance Condition” requires (i) the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Council Regulation (EC) No. 139/2004 of the European Union, as amended (the “EU Merger Regulation”), (ii) the receipt of all required clearances or approvals under other applicable regulatory or antitrust laws and (iii) that any such clearances or approvals will not impose a condition or require a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement.

The “Restraints Condition” requires that there is not in effect any law, regulation, order, or injunction entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction (i) prohibiting, rendering illegal or enjoining the consummation of the transactions contemplated by the Purchase Agreement or (ii) imposing a condition or requiring a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement.

The “Pre-Closing Reorganization Condition” requires that certain NXP internal reorganization steps and related dispositions are completed in all material respects as of the Expiration Time.

The “Material Adverse Effect Condition” requires that no fact, change, event, development, occurrence or effect has occurred following the date of the Purchase Agreement that, individually or in the aggregate, would have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement).

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

November 18, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must, prior to the Expiration Time, (a) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), (b) follow the procedure for book-entry transfer described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” or (c) request that your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Purchaser has included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning NXP contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser by NXP or has been taken from or is based upon publicly available documents or records of NXP on file with the SEC or other public sources at the time of the Offer and Purchaser has not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding common shares, par value €0.20 per share, of NXP Semiconductors N.V. (the “Shares”)

Price Offered Per Share	$110.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”)

Scheduled Expiration of Offer	5:00 p.m., New York City time, on February 6, 2017, unless the Offer is extended or earlier terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”).

Who is offering to buy my Shares?

Qualcomm River Holdings B.V., or Purchaser, an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation, or Parent, is offering to purchase for cash all outstanding Shares. Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands.

See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “Purchaser,” “us,” “we” and “our” to refer to Qualcomm River Holdings B.V. We use the term “Qualcomm” or “Parent” to refer to QUALCOMM Incorporated and the terms “NXP” and the “Company” to refer to NXP Semiconductors N.V.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all outstanding Shares at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Is there an agreement governing the Offer?

Yes. We and NXP have entered into a Purchase Agreement, dated as of October 27, 2016. The Purchase Agreement provides, among other things, for the terms and conditions of the Offer, and the Post-Closing Reorganization.

i

See Section 11 — “The Purchase Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for NXP” and Section 15 — “Certain Conditions of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in NXP so that we will own and control all of NXP’s current business. If the Offer is consummated, we intend to cause NXP to terminate the listing of the Shares on the NASDAQ Global Select Market (“NASDAQ”). As a result, NXP would cease to be publicly traded. In addition, after the consummation of the Offer we intend to cause the termination of the registration of Shares under Exchange Act as promptly as practicable and expect to take steps to cause the suspension of all of NXP’s reporting obligations with the SEC.

See Section 12 — “Purpose of the Offer; Plans for NXP” of this Offer to Purchase.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $110.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the Purchase Agreement. If you are the record owner of your Shares and you tender your Shares directly to the Depositary, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the NXP Board think of the Offer?

After careful consideration, the NXP Board unanimously (a) determined that the Purchase Agreement and the transactions contemplated thereby (other than certain transactions that could take place after the completion of the Offer and, in accordance with the terms of the Purchase Agreement, would require the prior consent of NXP or the Independent Directors (as defined below) (the “Designated Post-Offer Transactions”)) are in the best interests of NXP, its business and its shareholders, employees and other relevant stakeholders and (b) approved and adopted the Purchase Agreement and approved the transactions contemplated thereby (other than the Designated Post-Offer Transactions).

The NXP Board unanimously recommends that NXP shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the NXP Board unanimously recommends that you vote “for” each of the items that contemplate a vote of NXP shareholders at the EGM scheduled to be held on January 27, 2017 at 1:30 p.m., Central European Time, at the corporate office of NXP, High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands. At the EGM, NXP shareholders will be requested to vote on (1) the Asset Sale and the Second Step Transaction (the “Asset Sale Resolutions”), (2) the appointment of the liquidator following the consummation of the Asset Sale and subject to the Compulsory Acquisition Threshold (as defined below) not having been achieved, (3) the appointment of directors designated by us to the NXP Board and (4) other matters contemplated by the Purchase Agreement.

A more complete description of the reasons that the NXP Board approved the Offer and recommended that NXP shareholders accept the Offer and tender their Shares pursuant to the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of NXP that NXP is furnishing to shareholders in connection with the Offer.

Will you have the financial resources to make payment?

Yes. We estimate that the total amount of funds required to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, pay related transaction fees and expenses and pay or refinance certain outstanding debt of NXP that is required to be paid or refinanced upon the consummation of the Offer and the other transactions contemplated by the Purchase Agreement, will be approximately $41 billion. We anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Parent and its subsidiaries, (b) the proceeds of commercial paper issued by Parent under its existing unsecured commercial paper program or, in lieu of such commercial paper, borrowings under Parent’s revolving credit facility, (c) committed debt financing that Parent received from Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and JPMorgan Chase Bank, N.A. in respect of a senior unsecured 364-day bridge loan facility and a senior unsecured delayed-draw term loan facility, in each case as further described below, and/or (d) proceeds from the sale of debt securities of Parent. We will have right to access all such funds under the terms of the Letter Agreement (see Section 11 — “The Purchase Agreement; Other Agreements — Letter Agreement” for further details)). Consummation of the Offer and the other transactions contemplated by the Purchase Agreement is not subject to any financing condition, including receipt of the aforementioned committed debt financing.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Purchase Agreement; Other Agreements.”

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we will have access to unrestricted cash and cash equivalents of our affiliates, which, together with the proceeds of any commercial paper issued by Parent under its existing unsecured commercial paper program and the debt financing available to Parent and further described in Section 9 — “Source and Amount of Funds” (which we will have the right to access under the terms of the Letter Agreement (see Section 11 — “The Purchase Agreement; Other Agreements — Letter Agreement” for further details)), we anticipate being sufficient to purchase all Shares tendered pursuant to the Offer and to complete the Post-Closing Reorganization;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer and not all outstanding Shares are tendered pursuant to Offer or during the Subsequent Offering Period, we intend to, based on the number of Shares held by us and our affiliates following the Subsequent Offering Period acquire all assets of NXP in the Asset Sale and, following the consummation of the Asset Sale, either (a) dissolve and liquidate NXP in accordance with applicable Dutch procedures, such that non-tendering NXP shareholders will receive the Offer Consideration (without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting))) as the Second Step Distribution or (b) commence the Compulsory Acquisition in which the Dutch Court will determine the price to be paid for the non-tendered Shares (it being important to note that while we will request, and it is expected that, the per Share price paid in the Compulsory Acquisition for the non-tendered Shares be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by us and our affiliates represents at least 95% of the then outstanding Shares and ending on the date we pay for the Shares then owned by the non-tendering NXP shareholders.

See Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

You will have until 5:00 p.m., New York City time, on February 6, 2017 unless we extend the Offer in accordance with the Purchase Agreement or the Offer is earlier terminated. Furthermore, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase prior to that time.

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, we will, promptly after the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn and, promptly after the Acceptance Time (but in any event within three business days of the Acceptance Time), pay for all such Shares. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Please give your broker, dealer, commercial bank, trust company or other nominee instructions sufficient time to permit such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and under what circumstances?

Yes, subject to our rights to terminate the Purchase Agreement in accordance with its terms, we have agreed in the Purchase Agreement that we will extend the Offer:

•	for the minimum period required by applicable law, the SEC or the rules of NASDAQ; and

•	on one or more occasions in consecutive periods of 10 business days each (or such other duration as we and NXP may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•	if we determine in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time occurring on or before April 25, 2017, the Antitrust Clearance Condition is not reasonably likely to be satisfied within such 10 business day extension period, then we will be permitted to extend the Offer on such occasion for up to 20 business days;

•	if the sole remaining unsatisfied condition to the Offer is the Minimum Condition, we will not be required to extend the Offer for more than two occasions in consecutive periods of 10 business days each (or such other duration as we and NXP may agree); and

•	We are not required to extend the Offer beyond October 27, 2017 (subject to automatic extension to January 25, 2018 and April 25, 2018, respectively, if, at each such date, all conditions to the closing have been satisfied, other than the Antitrust Clearance Condition) (such date, including any automatic extension thereof, the “End Date”).

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

Yes, following the Acceptance Time, we are obligated by the Purchase Agreement to provide for the Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. In the event that prior to the expiration of the Subsequent Offering Period, we elect to effectuate the Asset Sale, the Second Step Transaction and the Second Step Distribution, on the one hand, or the Asset Sale and the Compulsory Acquisition, on the other hand, we will extend the Subsequent Offering Period with a minority exit offering period of at least five business days. The purpose of the Subsequent Offering Period is to (a) offer to acquire outstanding Shares that were not tendered pursuant to the Offer and (b) allow non-tendering NXP shareholders, who may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their Shares in the Second Step Transaction and the Second Step Distribution (as compared to the Offer), an additional opportunity to tender their Shares into the Offer and avoid any such adverse tax treatment with the knowledge that the Second Step Distribution would be consummated.

See Section 1 — “Terms of the Offer” and Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization.”

What is the difference between an extension of the Offer and a Subsequent Offering Period?

A Subsequent Offering Period is not an extension of the Offer. A Subsequent Offering Period occurs after we have accepted, and become obligated to pay for, all Shares that were validly tendered pursuant to the Offer and not properly withdrawn by the Expiration Time. No withdrawal rights will apply to any Shares tendered during the Subsequent Offering Period.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition, (ii) the Antitrust Clearance Condition, (iii) the Restraints Condition, (iv) the Pre-Closing Reorganization Condition and (v) the Material Adverse Effect Condition.

The Offer also is subject to a number of other conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase. The conditions to the Offer will be in addition to, and not a limitation of, the rights of us to extend, terminate or modify the Offer in accordance with the terms and conditions of the Purchase Agreement. Subject to the applicable rules and regulations of the SEC, we expressly reserve the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, we will not (without the prior written consent of NXP): (a) waive or change the Minimum Condition (except to the extent permitted under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time except as provided in the Purchase Agreement; or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to NXP shareholders.

v

See Section 15 — “Certain Conditions of the Offer.”

What is the Pre-Closing Reorganization Condition?

In the Purchase Agreement, NXP has agreed to undertake a series of internal restructuring transactions, which will include the disposition of certain subsidiaries of NXP to be identified by Parent prior to the Offer Closing for cash in an amount that is not expected to be material to the transaction and will not affect the Offer Consideration.

Have any NXP shareholders already agreed to tender their Shares in the Offer?

No. We have not previously entered into any agreements with any NXP shareholders with respect to their tender of Shares into the Offer. However, NXP has informed us that (a) as of November 15, 2016, the executive officers and directors of NXP collectively beneficially owned 1,638,056 Shares (excluding Shares issuable upon exercise of NXP Options (as defined below) and Shares issuable with respect to NXP PSUs (as defined below) and NXP RSUs (as defined below)), representing approximately 0.49% of the then-outstanding Shares, net of treasury shares, and (b) to its knowledge, after making reasonable inquiry, each of NXP’s executive officers and directors currently intends to tender, or cause to be tendered, all Shares held of record or beneficially by such holder pursuant to the Offer.

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you hold uncertificated Shares in book-entry form on the books of NXP’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (a) the Letter of Transmittal, properly completed and duly executed; and (b) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (a) a Book-Entry Confirmation (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”); (b) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2 — “Acceptance for Payment and Payment for Shares”); and (c) any other documents required by the Letter of Transmittal.

•	If you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. Please contact the Information Agent for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may properly withdraw your previously tendered Shares at any time until the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after January 17, 2017, which is the 60th day after the date of the commencement of the Offer, unless prior to that date we have accepted for payment the Shares validly tendered in the Offer. There will be no withdrawal rights during the Subsequent Offering Period; any Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To properly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the related Letter of Transmittal) to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. There will be no withdrawal rights during the Subsequent Offering Period and any Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for.

See Section 4 — “Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares and what will happen to NXP?

After the Offer Closing, we intend to cause NXP to terminate the listing of the Shares on NASDAQ. As a result, we anticipate that there will not be an active trading market for the Shares. In addition, after the Offer Closing, we intend to cause NXP to terminate the registration of Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of its reporting obligations with respect to the Shares with the SEC. As a result, with respect to the Shares, NXP would no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to foreign publicly held companies. Furthermore, the ability of “affiliates” of NXP and persons holding “restricted securities” of NXP to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (as amended, and together with the rules and regulations promulgated thereunder, the “Securities Act”), may be impaired or eliminated.

If the Post-Closing Reorganization is consummated, it is anticipated that NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) will be offered or will receive the same consideration for their Shares as those NXP shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)). However, in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has the sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration (with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by us and our affiliates represents at least 95% of the then outstanding Shares and ending on the date we pay for the Shares then owned by the non-tendering NXP shareholders). As a result of the Post-Closing Reorganization, NXP will be liquidated or become wholly owned by us.

The applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) or other taxes, if any, imposed on NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) may be different from, and greater than, the taxes imposed upon such NXP shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition. If, in connection with the Post-Closing Reorganization, it is decided that NXP will be dissolved and liquidated, Dutch dividend withholding tax will (except to the extent a shareholder qualifies for an exemption or reduction) be due at the statutory rate of 15% to the extent that the amount of the Second Step Distribution exceeds the average paid-in capital of the Shares as recognized for purposes of Dutch dividend withholding tax purposes. As a result, the net amount received by NXP shareholders in the Second Step Distribution for Shares that are not tendered in the Offer may be lower than the amount that they would have received had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition. The net amount received will depend on each NXP shareholder’s individual corporate income tax or personal income tax circumstances and the amount of any applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and any relief from such withholding taxes in the form of an exemption, reduction, refund or credit that may be available.

In addition, if the Offer and the Post-Closing Reorganization are completed, another difference to you between tendering your Shares and not tendering your Shares pursuant to the Offer is that you may be paid earlier if you tender your Shares pursuant to the Offer.

See the “Introduction” to this Offer to Purchase, Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization,” Section 11 — “The Purchase Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for NXP” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

The Offer Consideration of $110.00 per Share represents a premium of approximately 33.8% over the reported closing price of $82.24 per Share on NASDAQ on September 28, 2016, the last full trading day before it was publicly reported that Qualcomm and NXP were in discussions regarding a potential transaction. On October 26, 2016, the last full trading day prior to the public announcement of the signing of the Purchase Agreement, the reported closing price of the Shares on NASDAQ was $98.66 per Share. On November 17, 2016, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on NASDAQ was $98.06 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 — “Price Range of Shares; Dividends.”

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

The NXP shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that after the Subsequent Offering Period, we and our affiliates hold fewer than 100% but at least 95% of the then outstanding Shares (the “Compulsory Acquisition Threshold”), we intend to, or intend to cause our designee to, subject to the approval of the Asset Sale Resolutions by the NXP shareholders at the EGM, effect the Post-Closing Reorganization by means of the Asset Sale followed by the commencement of the Compulsory Acquisition proceeding pursuant to which it will acquire all Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. In the Compulsory Acquisition proceeding, while we will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration, with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by us and our affiliates represents at least 95% of the then outstanding Shares and ending on the date we pay for the Shares then owned by the non-tendering NXP shareholders). The non-tendering NXP shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige us to buy their Shares.

See Section 17 — “Appraisal Rights.”

What will happen to my equity awards in the Offer?

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding restricted stock unit or any holder of any outstanding performance-based restricted stock unit, as applicable, or any other person, each outstanding award of restricted stock units in respect of NXP Shares that are subject to only time- or service-based vesting (each, a “NXP RSU”) and restricted stock units in respect of NXP Shares that are subject, in whole or in part, to vesting based on the achievement of one or more performance goals, notwithstanding that the vesting of such restricted stock unit may also be conditioned upon the continued service of the holder thereof (each, a “NXP PSU”), which are either vested or vest solely as a result of the completion of the transactions contemplated by the Purchase Agreement, will be canceled in exchange for an amount in cash (without interest and less any applicable withholding taxes and other applicable deductions due) equal to the product of (x) the Offer Consideration multiplied by (y) the total number of Shares subject to such NXP RSU or NXP PSU, as applicable.

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding NXP RSU, each outstanding award of unvested NXP RSUs, or any other person, will be converted into an equity award subject to the same terms and conditions (including vesting, acceleration, and forfeiture provisions) as applied to such NXP RSU immediately prior to the Offer Closing, with respect to a number of shares of common stock, par value $0.0001 per share, of Parent (the “Parent Shares”) (rounded down to the nearest whole share) equal to the product of (x) the total number of Shares subject to such NXP RSU multiplied by (y) the Equity Award Adjustment Ratio. The “Equity Award Adjustment Ratio” is equal to (1) the Offer Consideration divided by (2) the average closing price of Parent Shares on NASDAQ for the 20 consecutive trading days ending on the trading day immediately preceding the Offer Closing, rounded to the nearest one ten thousandth. (With respect to any fractional share that was rounded down in respect of any such NXP RSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes and other applicable deductions due, equal to the product obtained by multiplying the (x) Offer Consideration by (y) such fractional share.)

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding NXP PSU, each outstanding award of unvested NXP PSUs, or any other person, will be converted into an equity award with respect to a number of Parent Shares (rounded down to the nearest whole share) equal to the product of (x) the total number of Shares subject to such NXP PSU multiplied by (y) the Equity Award Adjustment Ratio. Any NXP PSUs that are so converted will thereafter be subject to the same terms and conditions as were applicable to the related NXP PSU immediately prior to the Offer Closing, except that as of the Offer Closing the performance metrics will no longer apply and the award will be subject to time- or service-based vesting on the applicable dates on which it would have vested in accordance with the terms thereof in effect prior to the Offer Closing had the applicable performance criteria (including any “catch-up” performance criteria) been fully achieved, subject to the acceleration and forfeiture upon termination of employment or service in accordance with the applicable terms of the award. (With respect to any fractional share that was rounded down in respect of any such NXP PSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes and other applicable deductions due, equal to the product obtained by multiplying (x) the Offer Consideration by (y) such fractional share.)

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding option, or any other person, each outstanding option granted by NXP to acquire Shares (each, a “NXP Option”) that is either vested or vests solely as a result of the completion of the transactions contemplated by the Purchase Agreement will be canceled in exchange for an amount in cash (without interest and less any applicable withholding taxes and other applicable deductions due) equal to the product of (x) the excess, if any, of the Offer Consideration over the applicable per share exercise price of such NXP Option multiplied by (y) the number of Shares subject to such NXP Option.

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any NXP Option, or any other person, each outstanding unvested NXP Option will be converted into an option to purchase, subject to the same terms and conditions (including time or service-based-vesting, acceleration, and forfeiture provisions) as applied to such NXP Option as immediately prior to the Offer Closing, a number of Parent Shares (rounded down to the nearest whole share) equal to (a) the number of Shares subject to such NXP Option multiplied by (b) the Equity Award Adjustment Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to (1) the per share exercise price for which such NXP Option was exercisable immediately prior to the Offer Closing divided by (2) the Equity Award Adjustment Ratio.

See Section 11 — “The Purchase Agreement; Other Agreements — Purchase Agreement — Treatment of Equity Awards.”

What are the material U.S. federal income tax consequences of tendering Shares for U.S. shareholders?

The receipt of cash in exchange for your Shares pursuant to the Offer (or during the Subsequent Offering Period) or the Post-Closing Reorganization generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Post-Closing Reorganization.

See Section 5A — “Certain Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Offer, the Asset Sale and the Post-Closing Reorganization for certain U.S. shareholders.

What are the material Dutch tax consequences of having my Shares accepted for payment in the Offer?

For non-Dutch resident NXP shareholders who or that:

(a)	do not have, nor are deemed not to have, directly or indirectly, a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in NXP;

(b)	in the case of non-Dutch resident NXP shareholders that are not individuals, (i) do not derive profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative the Shares are attributable, or (ii) are not, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in The Netherlands and to which enterprise the Shares are attributable; or

(c)	in the case of non-Dutch resident NXP shareholders that are individuals, (i) do not derive profits from an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative the Shares are attributable, or (ii) do not realize income or gains with respect to the Shares that qualify as income from miscellaneous activities in The Netherlands, which include activities with respect to the Shares that exceed regular, active portfolio management, or (iii) are not, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands and to which enterprise the Shares are attributable;

any gains realized as a result of the tendering of your Shares pursuant to the Offer (or during the Subsequent Offering Period) or pursuant to the Post-Closing Reorganization will generally not be subject to Dutch corporate or personal income tax.

Depending on the circumstances, Dutch resident NXP shareholders and certain non-Dutch resident NXP shareholders may be subject to Dutch corporate or personal income tax on any gains realized pursuant to the Offer or the Post-Closing Reorganization. See Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization” for a more detailed discussion of the Dutch tax consequences of the Offer.

x

If, subsequent to the Asset Sale and in connection with the Post-Closing Reorganization, it is decided that NXP will be dissolved and liquidated, Dutch dividend withholding tax (dividendbelasting) will be due at the statutory rate of 15% to the extent that the amount of the Second Step Distribution exceeds the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes subject to any exemption, reduction or refund that may be available to a NXP shareholder. As a result, the net amount received by NXP shareholders in the Second Step Distribution for Shares that are not tendered in the Offer may be lower than the amount that they would have received had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition. See Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization” for a more detailed discussion of the Dutch tax consequences of the Post-Closing Reorganization.

We urge you to consult your own tax advisor as to the particular Dutch tax consequences to you of the Offer and the Post-Closing Reorganization.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers). Innisfree M&A Incorporated is acting as the information agent for the Offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Common Shares of NXP Semiconductors N.V.:

Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), is offering to purchase all of the outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”), at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with this Offer to Purchase, as each may be amended or supplemented from time to time, “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of October 27, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and between Purchaser and NXP. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on February 6, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the time of acceptance of Shares for payment (the “Acceptance Time”) (but in any event within three business days of the Acceptance Time), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the NASDAQ Global Select Market (“NASDAQ”) will be terminated, NXP will no longer be a publicly traded company, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of NXP’s reporting obligations with respect to the Shares with the United States Securities and Exchange Commission (the “SEC”).

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition, (ii) the Antitrust Clearance Condition, (iii) the Restraints Condition, (iv) the Pre-Closing Reorganization Condition and (v) the Material Adverse Effect Condition, each as defined below.

The “Minimum Condition” requires that there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Purchaser and its affiliates, represents at least 95% of the outstanding Shares as of the Expiration Time, provided that (x) if NXP shareholders at the EGM (as defined below) approve the Asset Sale Resolutions (as defined below), the required threshold will be reduced to 80% and (y) Purchaser, with NXP’s prior written consent (not to be unreasonably withheld conditioned or delayed), may reduce the required threshold to a percentage not less than 70%.

The “Antitrust Clearance Condition” requires (i) the expiration or termination of any applicable waiting period (and extensions thereof) applicable to the Offer and the other transactions contemplated by the Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Council Regulation (EC) No. 139/2004 of the European Union, as amended (the “EU Merger Regulation”), (ii) the receipt of all required clearances or approvals under other applicable regulatory or antitrust laws and (iii) any such clearances or approvals will not impose a condition or require a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement.

The “Restraints Condition” requires that there is not in effect any law, regulation, order, or injunction entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction (i) prohibiting, rendering illegal or enjoining the consummation of the transactions contemplated by the Purchase Agreement or (ii) imposing a condition or requiring a remedy that Purchaser is not required to accept pursuant to the Purchase Agreement.

The “Pre-Closing Reorganization Condition” requires that certain NXP internal reorganization steps and related dispositions are completed in all material respects as of the Expiration Time.

The “Material Adverse Effect Condition” requires that no fact, change, event, development, occurrence or effect has occurred following the date of the Purchase Agreement that, individually or in the aggregate, would have or reasonably be expected to have a Company Material Adverse Effect (as defined in the Purchase Agreement).

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration, the board of directors (bestuur) of NXP (the “NXP Board”) unanimously (a) determined that the Purchase Agreement and the transactions contemplated thereby (other than certain transactions that could take place after the completion of the Offer and, in accordance with the terms of the Purchase Agreement, would require the prior consent of NXP or the Independent Directors (as defined below) (the “Designated Post-Offer Transactions”)) are in the best interests of NXP, its business and its shareholders, employees and other relevant stakeholders and (b) approved and adopted the Purchase Agreement and approved the transactions contemplated thereby (other than the Designated Post-Offer Transactions).

The NXP Board unanimously recommends that NXP shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the NXP Board unanimously recommends that you vote “for” each of the items that contemplate a vote of NXP shareholders at the extraordinary general meeting of NXP shareholders scheduled to be held on January 27, 2017 at 1:30 p.m., Central European Time, at the corporate office of NXP, High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands (the “EGM”). At the EGM, NXP shareholders will be requested to vote on (1) the Asset Sale (as defined below) and the Second Step Transaction (as defined below) (collectively, the “Asset Sale Resolutions”), (2) the appointment of the liquidator following the consummation of the Asset Sale and subject to the Compulsory Acquisition Threshold (as defined below) not having been achieved, (3) the appointment of directors designated by Purchaser to the NXP Board and (4) other matters contemplated by the Purchase Agreement.

A more complete description of the NXP Board’s reasons for authorizing and approving the Purchase Agreement and the transactions contemplated thereby, including the Offer, the Asset Sale and the Post-Closing Reorganization (as defined below), is set forth in NXP’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being furnished to NXP shareholders in connection with the Offer.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act

(the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale and, following such Asset Sale, the Second Step Transaction and the Second Step Distribution (as defined below), on the one hand, or the Asset Sale and the Compulsory Acquisition (as defined below), on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser intends to complete a corporate reorganization of NXP and its subsidiaries (the “Post-Closing Reorganization”). The Post-Closing Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of NXP’s business operations from and after the consummation of the Post-Closing Reorganization and (b) any NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) (provided, however, that in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court (as defined below) has sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. As a result of the Post-Closing Reorganization, NXP will either be liquidated or become wholly owned by Purchaser.

Purchaser intends to, or intends to cause its designee to, subject to the approval of the Asset Sale Resolutions by the NXP shareholders at the EGM, (a) initiate the Post-Closing Reorganization by means of a sale of all or substantially all of the assets of NXP to, and the transfer to or assumption of all or substantially all the liabilities of NXP by, Purchaser or its designee (the “Asset Sale”) and (b) following the consummation of the Asset Sale, depending on the percentage of the outstanding Shares held by Purchaser and its affiliates as of the closing of the Subsequent Offering Period, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 95% but at least 80% of the then outstanding Shares, the consideration paid by Purchaser to NXP in the Asset Sale would be a combination of cash (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering NXP shareholders as of the expiration of the Subsequent Offering Period) and a note payable (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by Purchaser and its affiliates as of the expiration of the Subsequent Offering Period) and, upon consummation of the Asset Sale, (a) NXP will hold only the cash and the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by causing NXP to be dissolved and liquidated in accordance with applicable Dutch procedures (the “Second Step Transaction”), with Purchaser providing an indemnity or guarantee to the liquidator for any deficit in the estate of NXP to enable the liquidator to make an advance liquidation distribution in cash (the “Second Step Distribution”) to each non-tendering NXP shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)), for each Share then owned.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 100% but at least 95% of the then outstanding Shares (the “Compulsory Acquisition Threshold”), the consideration paid by Purchaser to NXP in the Asset Sale would be a note payable in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares outstanding as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) NXP will hold only the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for the compulsory acquisition (uitkoopprocedure) (the “Compulsory Acquisition”) of Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. While Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration, with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering NXP shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of NXP.

If Purchaser determines it is not reasonably practicable (which will be deemed to include adverse tax consequences) to cause the Post-Closing Reorganization to be undertaken in a manner described above, it will use reasonable best efforts to cause the Post-Closing Reorganization in a different manner with the prior approval of the NXP and the independent directors of NXP (the “Independent Directors”). The Compulsory Acquisition, the Asset Sale and Second Step Transaction have been unanimously approved by the NXP Board (including the Independent Directors).

The governance of NXP and role of the Independent Directors following the Offer Closing are described in Section 12 — “Purpose of the Offer; Plans for NXP.”

It is possible that Purchaser may not be able to implement any proposed Post-Closing Reorganization promptly after the consummation of the Offer, that such Post-Closing Reorganization may be delayed or that such Post-Closing Reorganization may not be able to take place at all. Any Post-Closing Reorganization could be the subject of litigation, and a court could delay the Post-Closing Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Closing Reorganization, the consideration that NXP shareholders receive therein may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer (and they may also be subject to additional taxes).

Certain material U.S. federal income tax consequences and Dutch law income tax consequences of the sale of Shares pursuant to the Offer and pursuant to the Post-Closing Reorganization are described in Section 5 —“Certain Tax Consequences.” The applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on NXP shareholders in respect of the Second Step Distribution may be different from, and greater than, the taxes imposed upon such NXP shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition. For example, except to the extent such payments are eligible for an exemption, if any, NXP will be obligated to withhold Dutch dividend withholding tax in respect of the Offer Consideration if it is paid as a liquidation distribution or a distribution on Shares not tendered and purchased pursuant to the Offer (or during the Subsequent Offering Period) or acquired by Purchaser in the Compulsory Acquisition, while no Dutch dividend withholding tax will be due or withheld in respect of the Offer Consideration payable by Purchaser for Shares tendered and purchased pursuant to the Offer

(or during the Subsequent Offering Period). As a result, the net amount received by a NXP shareholder in the Second Step Distribution for Shares that are not tendered and purchased in the Offer (or during the Subsequent Offering Period) or the Compulsory Acquisition may be materially lower than the amount that would have been received by that NXP shareholder had such shareholder tendered and transferred his or her Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition. Shareholders are urged to consult with their tax advisers with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Closing Reorganization. See Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies may be solicited by NXP from its shareholders in connection with the EGM, and you should consult and read carefully any materials provided to you by NXP in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will, promptly after the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) and, promptly after the Acceptance Time (but in any event within three business days of the Acceptance Time), pay for all such Shares. Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on February 6, 2017 (unless the Offer is extended as described below).

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Purchase Agreement in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the following as of the scheduled Expiration Time: (i) the Minimum Condition, (ii) the Antitrust Clearance Condition, (iii) the Restraints Condition, (iv) the Pre-Closing Reorganization Condition and (v) the Material Adverse Effect Condition.

The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Subject to Purchaser’s right to terminate the Purchase Agreement in accordance with its terms, Purchaser has agreed in the Purchase Agreement that it will extend the Offer:

•	for the minimum period required by applicable law, the SEC or the rules of NASDAQ; and

•	on one or more occasions in consecutive periods of 10 business days each (or such other duration as Purchaser and NXP may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•	if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time occurring on or before April 25, 2017, the Antitrust Clearance Condition is not reasonably likely to be satisfied within such 10 business day extension period, then Purchaser will be permitted to extend the Offer on such occasion for up to 20 business days;

•	if the sole remaining unsatisfied condition to the Offer is the Minimum Condition, Purchaser will not be required to extend the Offer for more than two occasions in consecutive periods of 10 business days each (or such other duration as Purchaser and NXP may agree); and

•	Purchaser is not required to extend the Offer beyond October 27, 2017 (subject to automatic extension to January 25, 2018 and April 25, 2018, respectively, if, at each such date, all conditions to the closing have been satisfied, other than the Antitrust Clearance Condition) (such date, including any automatic extension thereof, the “End Date”).

If Purchaser extends the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not (without the prior written consent of NXP): (a) waive or change the Minimum Condition (except to the extent permitted under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time except as provided in the Purchase Agreement; or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to NXP shareholders.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making an appropriate filing with the SEC.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment for Shares) for Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If, subject to the terms of the Purchase Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if Purchaser waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. Purchaser understands that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Following the Expiration Time, Purchaser intends to provide for a Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale, the Second Step Transaction and the Second Step Distribution, on the one hand, or the Asset Sale and the Compulsory Acquisition, on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. For purposes of the Offer, a “business day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, The Netherlands or New York, New York, United States are authorized or required by applicable law to close. The Subsequent Offering Period is not an extension of the Offer. The Subsequent Offering Period would be an additional period of time, following the Expiration Time, in which shareholders may tender Shares not previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period (including any extension thereof) in accordance with applicable rules, regulations and interpretations of the SEC. There will be no withdrawal rights during the Subsequent Offering Period; any Shares tendered will immediately be accepted by Purchaser and promptly paid for. Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Consideration, in cash, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)). Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser intends to complete the Post-Closing Reorganization. The Post-Closing Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of NXP’s business operations from and after the consummation of the Post-Closing Reorganization and (b) any NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) (provided, however, that in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. As a result of the Post-Closing Reorganization, NXP will either be liquidated or become wholly owned by Purchaser.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, Purchaser may terminate the Purchase Agreement and the Offer. Without limiting the generality of the foregoing, if the Purchase Agreement is validly terminated pursuant to its terms, Purchaser will promptly (and in any event within 24 hours following such termination), irrevocably and unconditionally terminate the Offer.

NXP has provided Purchaser with NXP’s shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to NXP shareholders. This Offer to Purchase and the Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on NXP’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver by Purchaser (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will, promptly after the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn and, promptly after the Acceptance Time (but in any event within three business days of the Acceptance Time), pay for all such Shares. See Section 1 — “Terms of the Offer.” During the Subsequent Offering Period, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, the EU Merger Regulation and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) if you are a record holder and you hold uncertificated Shares in book-entry form on the books of NXP’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed, and (ii) any other documents required by the Letter of Transmittal and (b) if your Shares are held in “street” name and are being tendered by book-entry transfer, (i) confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

On the terms of and subject to the conditions to the Offer, we will, promptly after the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn and, promptly after the Acceptance Time (but in any event within three business days of the Acceptance Time), pay for all such Shares. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered pursuant to the Offer and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Shares tendered by a Notice of Guaranteed Delivery (as defined below) will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

3.	Procedures for Accepting the Offer and Tendering Shares.

Tenders. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if: (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or (b) Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 promulgated under the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer but such shareholder cannot deliver the required documents to the Depositary prior to the Expiration Time, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery: (a) if you are a record holder and you hold uncertificated Shares in book-entry form on the books of NXP’s transfer agent, (i) the Letter of Transmittal, properly completed and duly executed, and (ii) any other documents required by the Letter of Transmittal and (b) if your Shares are held in “street” name and are being tendered by book-entry transfer, (i) Book-Entry Confirmation into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this

Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message and (iii) any other documents required by the Letter of Transmittal.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time. The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and transfer the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser may determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by NXP shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the fullest extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual or extraordinary general meeting of NXP shareholders or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of NXP shareholders.

U.S. Federal Income Tax Information Reporting and Backup Withholding. Payments made to shareholders of NXP in the Offer or the Post-Closing Reorganization generally will be subject to U.S. federal income tax information reporting and may be subject to backup withholding. To avoid backup withholding, a U.S. shareholder should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that (a) such shareholder is a U.S. person, (b) the taxpayer identification number provided is correct, and (c) that such shareholder is not subject to backup withholding. Non-U.S. shareholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or at www.irs.gov, in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 17, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular shareholder, regardless of whether or not similar defects or irregularities are waived or not waived in the case of other shareholders. None of

Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determinations made by us with respect to the terms and conditions of the Offer may be challenged by NXP shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

5.	Certain Tax Consequences.

5A	Certain Material U.S. Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Post-Closing Reorganization to U.S. Holders (as defined below) of NXP whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but who receive cash in the Post-Closing Reorganization. The summary is for general information only and does not consider all aspects of U.S. federal income taxation that might be relevant to shareholders of NXP. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders of NXP in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address state, local or non-U.S. tax consequences of the Offer or the Post-Closing Reorganization, nor does it address the U.S. federal income tax consequences of the transactions to shareholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of NXP following the Offer and the Post-Closing Reorganization, to holders of equity awards under NXP’s equity compensation plans, to holders of NXP Options, or to special classes of taxpayers who may be subject to special tax rules, including without limitation non-U.S. shareholders, small business investment companies, regulated investment companies, real estate investment trusts, grantor trusts, controlled foreign corporations within the meaning of Section 957 of the Code, passive foreign investment companies within the meaning of Section 1297 of the Code (“PFICs”), cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, shareholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation, and shareholders that beneficially own directly, indirectly or constructively 10% or more of the outstanding voting Shares of NXP. In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (a) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (b) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (ii) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Post-Closing Reorganization.

Because individual circumstances may differ and this description is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the Offer or the Post-Closing Reorganization, each shareholder should consult its own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Post-Closing Reorganization on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

The Receipt of Cash in Exchange for Shares Pursuant to the Offer.

The exchange of Shares for cash pursuant to the Offer will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Any such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by a non-corporate U.S. Holder is generally taxable at a lower rate than the ordinary income tax rate. Long-term capital gain recognized by a corporation is currently taxed at ordinary income tax rates. In the case of Shares that have been held for one year or less, capital gain or loss recognized by a U.S. Holder on the exchange of such Shares generally will be short-term capital gain or loss. Any such short-term capital gain recognized pursuant to the Offer will be subject to tax at ordinary income tax rates. The deductibility of any short-term and long-term capital losses recognized pursuant to the Offer is subject to certain limitations.

Gain or loss will generally be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Post-Closing Reorganization.

The foregoing discussion assumes that NXP is not currently, and has not been a PFIC for U.S. federal income tax purposes. NXP believes it is not, and has not ever been, a PFIC. In general, the test for determining whether NXP is or has been a PFIC is applied annually and is based upon the composition of NXP’s and certain of its affiliates’ income and assets for such taxable year. If NXP were a PFIC in the current taxable year or in any prior taxable year in which the tendering U.S. Holder has held the Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Shares, including an exchange of such Shares pursuant to the Offer, unless such U.S. Holder has in effect certain elections. U.S. Holders should consult their own tax advisors concerning whether NXP is or has been a PFIC for any given taxable year during which such U.S. Holder has owned Shares and the tax consequences of tendering Shares pursuant to the Offer.

Receipt of Cash in Exchange for Shares Pursuant to the Post-Closing Reorganization.

The U.S. federal income tax consequences of the Post-Closing Reorganization will depend on the exact manner in which it is carried out. However, if a U.S. Holder receives cash for Shares in the Compulsory Acquisition or the Second Step Transaction, the U.S. federal income tax consequences to such U.S. Holder would generally be the same as described above. You may be subject to Dutch dividend withholding tax (dividendbelasting), as further described in Section 5B — “Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization.” It is possible that you may be able to obtain a deduction or a credit for such withholding tax; however, the calculation of deductions and U.S. foreign tax credits involves the application of complex rules and limitations may apply. Each U.S. Holder should consult its own tax advisor concerning the tax consequences of exchanging Shares pursuant to the Post-Closing Reorganization.

Additional 3.8% Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include payments made to a U.S. Holder upon such U.S. Holder’s exchange of Shares pursuant to the Offer or the Post-Closing Reorganization.

U.S. Federal Income Tax Information Reporting Requirements and Backup Withholding.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Post-Closing Reorganization is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

5B	Certain Dutch Tax Aspects of the Offer and Post-Closing Reorganization

The following is a summary of Dutch tax consequences of the Offer and the Post-Closing Reorganization to the shareholders of NXP whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but who receive cash in the Post-Closing Reorganization. It does not address tax consequences applicable to holders of NXP Options or holders of equity awards under NXP’s equity compensation plans. The summary is for general information only and does not consider all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, this summary should be treated with corresponding caution. Shareholders are expressly urged to consult with their tax advisers with regard to the tax consequences of tendering their shares pursuant to the Offer and the Post-Closing Reorganization.

Please note that this summary does not describe the tax considerations for:

(a)	NXP shareholders, if such shareholders, or in the case of individuals, his/her partner, certain other relatives or certain persons sharing his/her household, alone or together, directly or indirectly have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in NXP under the Dutch Personal Income Tax Act 2001 (Wet inkomstenbelasting 2001) or the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). In general, a substantial interest in NXP is considered present if the shareholder, or in the case of individuals, his/her partner, certain other relatives or certain persons sharing his/her household, alone or together, directly or indirectly holds shares representing five percent or more of the total issued and outstanding capital of NXP and/or is entitled to five percent of NXP’s annual profit, and/or five percent of the proceeds upon liquidation of NXP. A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

(b)	NXP shareholders that are corporate legal entities that derive benefits from the Shares that are exempt under the participation exemption regime (deelnemingsvrijstelling) or that qualify for participation credit (deelnemingsverrekening) as laid down in the Dutch Corporate Income Tax Act 1969 or would have been exempt under the participation exemption regime if such shareholder were a taxpayer in The Netherlands. In general, an interest of five percent or more in the nominal paid-up share capital should qualify for the participation exemption regime or the participation credit regime. A shareholder may also have a qualifying participation if such NXP shareholder does not have a five percent interest but a related entity (a statutorily defined term) does, or if NXP is a related entity (a statutorily defined term) of the NXP shareholder.

(c)	Shareholders who are individuals and for whom the Shares or any benefit derived from the Shares are a remuneration or deemed to be a remuneration for activities performed by such NXP shareholders or certain individuals related to such shareholder (as defined in the Dutch Personal Income Tax Act 2001).

(d)	Shareholders who are individuals and for whom the Shares or any benefit derived from the Shares are attributable to employment activities the income from which is taxable in The Netherlands.

(e)	Pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are not subject to or are exempt (in full or in part) from corporate income tax in The Netherlands or any other state.

(f)	Shareholders who or that are not considered the beneficial owner (uiteindelijk gerechtigde) of these Shares or the benefits derived from or realized in respect of these Shares.

This summary only addresses the Dutch national tax legislation and published regulations, as in effect on the date of this Offer and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retro-active effect.

Where this summary refers to The Netherlands, such reference is restricted to the part of the Kingdom of The Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom of The Netherlands.

5B.1	Certain Dutch Tax Aspects of the Offer

Dutch resident individual shareholders

An individual shareholder who is resident or deemed to be resident of The Netherlands for Dutch tax purposes will be subject to Dutch personal income tax (inkomstenbelasting) on any gains realized pursuant to the Offer or the Post-Closing Reorganization at progressive rates up to a maximum of 52% if:

(a)	the Shares are attributable to an enterprise from which the individual derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder as defined in the Dutch Personal Income Tax Act 2001; or

(b)	such income or capital gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes activities with respect to the Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If the above mentioned conditions (a) and (b) do not apply to an individual shareholder, the Shares will be subject annually to Dutch personal income tax imposed on a fictitious yield on such Shares. The Shares held by such individual shareholder will be taxed under the regime for savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realized as a result of the tendering of Shares pursuant to the Offer (or during the Subsequent Offer Period) or pursuant to the Post-Closing Reorganization, currently the annual taxable yield of all the assets and liabilities of such individual shareholders that are taxed under this regime, including the Shares, is set at a fixed amount. The fixed amount equals 4% of the fair market value of the assets reduced by the liabilities and measured, in general, exclusively at the beginning of every calendar year. As of 2017, instead of imposing personal income tax on a single fixed deemed yield, there will be three brackets to which different deemed yields apply, effectively resulting in progressive deemed yields of up to 5.39%. The tax rate under the regime for savings and investments is, and will remain, a flat rate of 30%. By virtue of the deemed income recognized, the actual benefits derived (including profit distributions and capital gains) are not as such subject to Dutch personal income tax. Taxation only occurs if and to the extent the fair market value of the assets reduced by the liabilities exceeds a certain threshold (heffingvrij vermogen).

Dutch resident corporate shareholders

Corporate shareholders who are resident or deemed to be resident in The Netherlands for Dutch corporate income tax purposes will generally be subject to Dutch corporate income tax for any gains realized as a result of the tendering of Shares pursuant to the Offer (or during the Subsequent Offering Period) or pursuant to the Post-Closing Reorganization up to a maximum rate of 25%.

Non-Dutch resident shareholders

A shareholder that is not a resident or deemed to be a resident of The Netherlands will not be subject to Dutch taxes on any gains realized as a result of the tendering of Shares pursuant to the Offer (or during the Subsequent Offering Period) or pursuant to the Post-Closing Reorganization, provided that:

(a)	in the case of a non-Dutch resident shareholder that is not an individual, such shareholder (i) does not derive profits from an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative the Shares are attributable, or (ii) is not, other than by way of securities, entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in The Netherlands and to which enterprise the Shares are attributable; or

(b)	in the case of a non-Dutch resident shareholder that is an individual, such shareholder (i) does not derive profits from an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which permanent establishment or permanent representative the Shares are attributable, or (ii) does not realize income or gains with respect to the Shares that qualify as income from miscellaneous activities in The Netherlands, which include activities with respect to the Shares that exceed regular, active portfolio management, or (iii) is not, other than by way of securities, entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands and to which enterprise the Shares are attributable.

In the case of a non-Dutch resident shareholder that is taxable in The Netherlands, such shareholder will generally be taxed in the same way as comparable Dutch resident taxpayers, as described above.

Other Taxes and Duties

No Dutch VAT and no Dutch registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a shareholder on any payment pursuant to the Offer or the Post-Closing Reorganization.

5B.2	Certain other Dutch Tax Aspects of the Post-Closing Reorganization

Second Step Distribution

If subsequent to the Asset Sale and in connection with the Post-Closing Reorganization it is decided that NXP will be dissolved and liquidated, Dutch dividend withholding tax (dividendbelasting) will be due at the statutory rate of 15% to the extent that the amount of the Second Step Distribution exceeds the average paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes (which amount is subject to an advance tax clearance by the Dutch tax authorities on the amount of paid-in capital on the Shares as recognized for Dutch dividend withholding tax purposes), subject to any exemption, reduction or refund that may be available to a NXP shareholder under Dutch domestic tax law, tax treaties entered into by The Netherlands or EU law.

Shareholders who are a resident or deemed to be resident in The Netherlands for Dutch tax purposes, other than individuals who have opted to be taxed as a resident of The Netherlands for Dutch personal income tax purposes, can generally credit the Dutch dividend withholding tax against their Dutch personal income tax or corporate income tax liability and are entitled to a refund to the extent the Dutch dividend withholding tax exceeds the amount of the Dutch personal income tax or corporate income tax otherwise payable. The same generally applies to shareholders that are neither resident nor deemed to be resident of The Netherlands if the Shares are attributable to a Dutch permanent establishment of such non-resident shareholder.

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the ticker symbol “NXPI.” NXP has advised Parent and Purchaser that, as of the close of business on November 15, 2016, (a) 335,177,459 Shares were outstanding (not including treasury shares), (b) 9,862,580 Shares were subject to NXP Options granted and outstanding under the NXP benefits plans, (c) 7,090,302 Shares were subject to NXP RSUs granted and outstanding under the NXP benefits plans and (d) 733,897 Shares were subject to NXP PSUs granted and outstanding under the NXP benefits plans.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on NASDAQ.

	High	Low
Year Ended December 31, 2014
First Quarter	$60.48	$42.42
Second Quarter	67.39	54.80
Third Quarter	73.82	59.82
Fourth Quarter	78.34	53.81
Year Ended December 31, 2015
First Quarter	$108.50	$72.20
Second Quarter	114.0	93.45
Third Quarter	101.17	72.05
Fourth Quarter	98.09	72.53
Year Ended December 31, 2016
First Quarter	$85.76	$61.61
Second Quarter	94.49	73.62
Third Quarter	104.64	75.04
Fourth Quarter (through November 17, 2016)	107.53	95.88

On September 28, 2016, the last full trading day before it was publicly reported that Qualcomm and NXP were in discussions regarding a potential transaction, the reported closing sales price per Share on NASDAQ was $82.24 per Share. On October 26, 2016, the last full trading day prior to the public announcement of the signing of the Purchase Agreement, the reported closing price of the Shares on NASDAQ was $98.66 per Share. On November 17, 2016, the last full trading day before the commencement of the Offer, the reported closing price of the Shares on NASDAQ was $98.06 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

According to NXP’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, NXP has never declared or paid any cash dividends on its share capital, and intends to retain future earnings, if any, to finance the growth and development of NXP’s business and to provide additional liquidity and does not expect to pay any cash dividends in the foreseeable future.

7.	Certain Information Concerning NXP.

Except as specifically set forth in this Offer to Purchase, the information concerning NXP contained in this Offer to Purchase has been taken from or is based upon information furnished by NXP or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to NXP’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning NXP, whether furnished by NXP or contained in such documents and records, or for any failure by NXP to disclose events which may have occurred or which may affect the significance or accuracy of any such information which is unknown to Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary, as applicable.

General. NXP’s legal name is NXP Semiconductors N.V. and its commercial name is “NXP” or “NXP Semiconductors.” NXP is incorporated in The Netherlands as a Dutch public company with limited liability (naamloze vennootschap). On August 5, 2010, NXP made an initial public offering of 34 million shares of its common stock and listed such common stock on NASDAQ. NXP is a holding company whose only material assets are the direct ownership of 100% of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

NXP’s corporate seat is in Eindhoven, The Netherlands and its registered office is at High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands. Its telephone number is +31 40 2729233. NXP’s registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518-5400.

Available Information. NXP is a “Foreign Private Issuer” as such term is defined under Rule 3b-4 of the Exchange Act. The Shares are registered under the Exchange Act. Accordingly, NXP is subject to certain of the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file annual reports with the SEC and to furnish other information to the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including NXP that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

8A	Parent

Parent incorporated in 1985 under the laws of the state of California. In 1991, Parent reincorporated in the state of Delaware. Parent is a world leader in 3G, 4G and next-generation wireless technologies. Parent designs, manufactures, has manufactured on its behalf and markets digital communications products and services based on CDMA, OFDMA and other technologies, and derives revenues principally from sales of integrated circuit products and licensing its intellectual property, including patents, software and other rights. Parent’s common stock is traded on NASDAQ under the symbol “QCOM.”

8B	Purchaser

Purchaser is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and formed on October 25, 2016 for the purpose of negotiating the Purchase Agreement and structuring and effecting the transactions contemplated thereby, including the Offer and the Post-Closing Reorganization. Purchaser is an indirect, wholly owned subsidiary of Parent.

The office address of Parent is 5775 Morehouse Drive, San Diego, California, 92121-1714 and the telephone number at such address is (858) 587-1121. The office address of Purchaser is Science Park 400, Matrix II, 1098XH Amsterdam, The Netherlands, and the telephone number at such address is + 31 20 571 121. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Parent and Purchaser are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of the Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as described elsewhere in this Offer to Purchase (including Schedule I to this Offer to Purchase), (a) none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (b) none of Purchaser or, after due inquiry and to the best knowledge and belief of Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in respect of any Shares during the 60-day period preceding the date of this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase, (a) none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of NXP (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) and (b) during the two-year period preceding the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent, Purchaser or any of its or their affiliates or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and NXP or any of its executive officer group, directors and/or affiliates, on the other hand.

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with NXP or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and NXP or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of any class of NXP’s securities, an election of NXP’s directors or a sale or other transfer of a material amount of assets of NXP during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. You may read and copy the Schedule TO and the exhibits thereto at SEC Headquarters at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Purchaser obtaining financing to fund the purchase of Shares pursuant to the Offer and to fund the Post-Closing Reorganization. We believe the financial condition of Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) we will have access to unrestricted cash and cash equivalents of our affiliates, which, together with the proceeds of any commercial paper issued by Parent under its existing unsecured commercial paper program and the debt financing available to Parent and further described below (which we will have the right to access under the terms of the Letter Agreement (see Section 11 — “The Purchase Agreement; Other Agreements — Letter Agreement” for further details)), we anticipate being sufficient to purchase all Shares tendered pursuant to the Offer and to complete the Post-Closing Reorganization, (c) the Offer is not subject to any financing condition and (d) if we consummate the Offer and not all outstanding Shares are tendered pursuant to Offer or during the Subsequent Offering Period, we intend to, based on the number of Shares held by Purchaser and its affiliates following the Subsequent Offering Period acquire all assets of NXP in the Asset Sale and, following the consummation of the Asset Sale, either (i) dissolve and liquidate NXP in accordance with applicable Dutch procedures, such that non-tendering NXP shareholders will receive the Offer Consideration (without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting))) as the Second Step Distribution or (ii) commence the Compulsory Acquisition in which the Dutch Court will determine the price to be paid for the non-tendered Shares (it being important to note that while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition for the non-tendered Shares be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders.

We estimate that the total amount of funds required for Purchaser to purchase all outstanding Shares in the Offer and to consummate the other transactions contemplated by the Purchase Agreement, pay related transaction fees and expenses and pay or refinance certain outstanding debt of NXP that is required to be paid or refinanced upon the consummation of the Offer and the other transactions contemplated by the Purchase Agreement will be approximately $41 billion. We anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Parent and its subsidiaries, (b) the proceeds of commercial paper issued by Parent under its existing unsecured commercial paper program or, in lieu of such commercial paper, borrowings under Parent’s revolving credit facility, (c) committed debt financing that Parent received from Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and JPMorgan Chase Bank, N.A. (the “Initial Bridge Lenders” and, collectively with the additional lenders that subsequently became parties to the Bridge Commitment Letter (as defined below) by executing the joinder described below, the “Bridge Lenders”) in respect of a senior unsecured 364-day bridge loan facility and a senior unsecured delayed-draw term loan facility, in each case as further described below, and/or (d) proceeds from the sale of debt securities of Parent. We will have right to access all such funds under the terms of the Letter Agreement (see Section 11 — “The Purchase Agreement; Other Agreements — Letter Agreement” for further details).

Debt Financing

Pursuant to (a) a 364-Day Bridge Loan Facility Commitment Letter dated as of October 27, 2016, among Parent and the Initial Bridge Lenders and (b) a related Bridge Joinder Letter dated as of November 8, 2016, among Parent, the Initial Bridge Lenders and the additional lenders party thereto (collectively, the “Bridge

Commitment Letter”), Parent received commitments from the Bridge Lenders for a senior unsecured bridge loan facility in an aggregate principal amount of up to $13.622 billion (the “Bridge Facility”), originally consisting of “Tranche 1” loans in an aggregate principal amount of up to $9.622 billion (the “Tranche 1 Loans”) and “Tranche 2” loans in an aggregate principal amount of up to $4.0 billion (the “Tranche 2 Loans,” and, together with the Tranche 1 Loans, the “Bridge Loans”). Pursuant to a Credit Agreement dated as of November 8, 2016, among Parent, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, Parent also received commitments for a senior unsecured delayed-draw term loan facility in an aggregate principal amount of $4.0 billion (the “Term Loan Facility” and the loans thereunder, the “Term Loans”). Upon effectiveness of the Term Loan Facility, the Bridge Facility commitments under the Bridge Commitment Letter in respect of the “Tranche 2” loans were automatically reduced to zero. In addition, pursuant to an Amended and Restated Credit Agreement dated as of November 8, 2016, among Parent, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Parent amended and restated its existing senior unsecured revolving facility and increased the commitments thereunder to $5.0 billion in the aggregate (the “Revolving Credit Facility” and the loans thereunder, the “Revolving Loans”), and Parent may borrow Revolving Loans in lieu of issuing commercial paper under its existing unsecured commercial paper program.

Parent also intends to issue senior unsecured notes (the “Senior Notes”) pursuant to one or more registered public offerings or private placements on or prior to the Offer Closing yielding up to $9.622 billion in aggregate gross cash proceeds. If any or all of the Senior Notes are not issued on or prior to the Offer Closing and the proceeds thereof are not made available to Parent on the Offer Closing, Parent will have available the proceeds of borrowings under the Bridge Facility in an aggregate amount equal to the amount of such shortfall. We expect that borrowings under the Bridge Facility (to the extent they are actually made) will be refinanced or repaid with funds generated internally by Parent and its subsidiaries or obtained from other financing sources, which may include the proceeds of additional loans and/or the sale of securities. No decision has been made concerning this matter as of the date of this Offer to Purchase, and any future decisions will be made based on Parent’s review from time to time of the advisability of making additional borrowings and/or selling particular securities, as well as prevailing interest rates and other economic and market conditions. Furthermore, nothing herein is or will be deemed to be an offer or sale of securities, which offering or sale may only be made pursuant to appropriate offering documentation.

Although the debt financing described in this Offer to Purchase is not subject to a due diligence or “market out” condition, such financing is subject to customary conditions for financings of this type and may not be considered assured. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the debt financing described in this Offer to Purchase is not available. The Offer is not subject to a financing condition but is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Bridge Facility

The following summary description of the Bridge Facility and all other provisions of the Bridge Facility discussed herein are qualified by reference to the 364-Day Bridge Loan Facility Commitment Letter and the Bridge Joinder Letter, copies of which have been filed as Exhibits (b)(1) and (b)(2), respectively, to the Schedule TO filed with the SEC in connection with the Offer and are incorporated herein by reference. The 364-Day Bridge Loan Facility Commitment Letter and the Bridge Joinder Letter may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the 364-Day Bridge Loan Facility Commitment Letter and the Bridge Joinder Letter for a more complete description of the provisions summarized below.

Interest Rates and Fees. Interest under the Bridge Facility is expected to be payable either, at the option of Parent, at a Base Rate (as defined in the Bridge Commitment Letter) or a reserve-adjusted Eurodollar Rate (as defined in the Bridge Commitment Letter) plus, in each case, a per annum applicable margin that fluctuates between 0.0 basis points and 87.5 basis points, in the case of Bridge Loans priced at the Base Rate, and between 62.5 basis points and 187.5 basis points, in the case of Bridge Loans priced at the reserve-adjusted Eurodollar Rate, based on (i) the non-credit-enhanced, senior unsecured long-term debt ratings of Parent, as of any date of determination, as determined by Moody’s Investors Service, Inc. or S&P Global Inc. (the “Debt Ratings”) with certain provisions taking into account potential differences in ratings issued by the aforementioned rating agencies or a lack of ratings issued by the aforementioned rating agencies and (ii) the time elapsed after the funding of the Bridge Facility (the “Bridge Closing Date”). In no event will the applicable Base Rate be less than the sum of (i) the one-month reserve-adjusted Eurodollar Rate (as defined in the Bridge Commitment Letter) (after giving effect to a reserve-adjusted Eurodollar Rate “floor” of 0.00%) plus (ii) 1.00%. Parent will be required to pay a ticking fee at a rate equal to (a) a per annum rate that fluctuates between 4.0 basis points and 12.5 basis points based on the Debt Ratings, times (b) the actual daily undrawn commitments with respect to the Bridge Facility, accruing during the period commencing on December 26, 2016 and ending on the earlier of the Bridge Closing Date and the date the commitments with respect to the Bridge Facility terminate. In the event that the Bridge Loans are funded, Parent will also be required to pay a duration fee, ranging from 0.50% to 1.00%, on the outstanding principal amount of Bridge Loans on each of the dates that is 90 days, 180 days and 270 days after the Bridge Closing Date.

Prepayments. The Bridge Facility is expected to provide for mandatory prepayments (and, prior to the Bridge Closing Date, automatic and permanent reductions in the commitments with respect to the Bridge Facility) in an amount equal to 100% of the net cash proceeds (including into escrow) received by Parent in connection with certain sales or issuances of debt or equity securities (including the Senior Notes), the incurrence of certain other indebtedness for borrowed money and certain non-ordinary course asset sales or other dispositions, as well as certain specified asset sales by NXP, in each case as further described in the Bridge Commitment Letter. The Bridge Facility is also expected to allow for voluntary prepayments of the Bridge Loans in whole or in part without premium or penalty; provided that the Bridge Loans bearing interest with reference to the reserve-adjusted Eurodollar Rate will be prepayable only on the last day of the related interest period unless Parent pays any related breakage costs.

Borrower, Guarantors and Collateral. The borrower under the Bridge Facility is expected to be Parent. Obligations under the Bridge Facility are expected to be guaranteed by each subsidiary of Parent, if any, that guarantees any other indebtedness for borrowed money of Parent. The Bridge Facility is expected to be unsecured.

Conditions. The funding of the Bridge Facility contemplated by the Bridge Commitment Letter is subject to the satisfaction of certain conditions precedent, including, without limitation:

•	consummation of the Offer in accordance with the Purchase Agreement without giving effect to any modifications, consents, amendments or waivers thereto or thereunder that in each case are materially adverse to the interests of the Bridge Lenders, commitment parties or lead arrangers unless consented to in writing by the lead arrangers thereof;

•	since October 27, 2016, there will not have occurred any fact, change, event, development, occurrence or effect that would have or reasonably be expected to have, individually or in the aggregate, a “Target Material Adverse Effect” (which is defined in the Bridge Commitment Letter in a manner consistent with the comparable term in the Purchase Agreement; see Section 11 — “The Purchase Agreement; Other Agreements”) but does not require satisfaction of a clause of the definition of “Target Material Adverse Effect” relating to impairment of NXP’s ability to consummate the transactions contemplated by the Purchase Agreement;

•	delivery of certain audited, unaudited and pro forma financial statements of Parent and NXP;

•	payment of costs, fees, expenses (including, without limitation, legal fees and expenses) required to be paid pursuant to the Bridge Commitment Letter;

•	delivery of a solvency certificate from the chief financial officer of Parent and certain other customary closing documents (including customary legal opinions, customary evidence of authority, customary closing certificates, customary corporate records and documents from public officials, a customary borrowing notice and documentation required under applicable “know your customer” and anti-money laundering rules and regulations);

•	accuracy of certain specified representations and warranties in the Purchase Agreement and specified representations and warranties in the definitive documentation in respect of the Bridge Facility (the “Bridge Loan Documentation”) and absence of a default or event of default under the Bridge Loan Documentation relating to (a) non-payment of amounts due under the Bridge Facility, (b) payment events of default under any material debt instrument (including upon acceleration thereof), (c) bankruptcy or insolvency or (d) invalidity of the Bridge Loan Documentation;

•	repayment in full of all amounts due or outstanding in respect of certain credit facilities of NXP or its subsidiaries and the termination of all commitments to extend credit thereunder and the discharge and release of all guarantees and security interests in respect thereof; and

•	execution and delivery of the Bridge Loan Documentation.

Other Terms. The Bridge Facility is expected to contain representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants that are customary for facilities of this type. Affirmative covenants are expected to include, among others, covenants pertaining to the delivery of financial statements, notices, certificates and other information, payment of taxes, preservation of existence and compliance with laws. Negative covenants are expected to include, among others, covenants that would restrict the ability of Parent and its subsidiaries, as applicable, to incur certain liens and make certain fundamental changes, and of Parent’s subsidiaries to incur indebtedness. These covenants are expected to be subject to a number of important exceptions and qualifications. Certain changes of control are also expected to constitute an event of default under the Bridge Facility. It is expected that the Bridge Facility will require Parent to maintain a consolidated interest coverage ratio (to be defined in the Bridge Loan Documentation in a manner consistent with the Term Loan Documentation (as defined below)) of at least 3.00 to 1.00 as of the last day of each fiscal quarter ended following the execution and delivery of the Bridge Loan Documentation. Amounts drawn under the Bridge Facility will mature on the date that is 364 days after the Bridge Closing Date.

Termination. The commitments and agreements of the Bridge Lenders under the Bridge Commitment Letter will terminate (or, in the case of clause (i), will be replaced by commitments under the Bridge Facility) on the earliest of (i) the execution and delivery of the Bridge Loan Documentation, (ii) the consummation of the Offer without using the Bridge Loans, (iii) the termination of the Purchaser’s obligation to consummate the Offer pursuant to the Purchase Agreement and (iv) the End Date.

Term Loan Facility

The following summary description of the Term Loan Facility and all other provisions of the Term Loan Facility discussed herein are qualified by reference to the Term Loan Documentation (as defined below), which has been filed as Exhibit (b)(3) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Term Loan Documentation may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Term Loan Documentation for a more complete description of the provisions summarized below.

Interest Rates and Fees. Interest under the Term Loan Facility is payable either, at the option of Parent, at a Base Rate (as defined in the definitive documentation with respect to the Term Loan Facility (the “Term Loan Documentation”)) or a reserve-adjusted Eurocurrency Rate (as defined in the Term Loan Documentation) plus, in each case, a per annum applicable rate that fluctuates between 0.0 basis points and 25.0 basis points, in the case of Term Loans priced at the Base Rate, and between 75.0 basis points and 125.0 basis points, in the case of Term Loans priced at the reserve-adjusted Eurocurrency Rate, based on Parent’s Debt Ratings with certain provisions taking into account potential differences in ratings issued by the relevant rating agencies or a lack of ratings issued by such rating agencies. Parent will be required to pay a ticking fee at a rate equal to (a) a per annum rate that fluctuates between 4.0 basis points and 12.5 basis points based on the Debt Ratings, times (b) the actual daily undrawn commitments with respect to the Term Loan Facility, accruing during the period commencing on December 26, 2016 and ending on the earlier of the date of funding of the Term Loan Facility (the “Term Loan Closing Date”) and the date the commitments with respect to the Term Loan Facility terminate.

Prepayments. Aside from customary amortization payments, the Term Loan Facility does not require mandatory prepayments (or, prior to the Term Loan Closing Date, reductions in the commitments with respect to the Term Loan Facility). The Term Loan Facility allows for voluntary prepayments of the Term Loans in whole or in part without premium or penalty.

Borrower, Guarantors and Collateral. Parent is the borrower under the Term Loan Facility. Obligations under the Term Loan Facility are not guaranteed by any entity (but will be required to be guaranteed by the same subsidiaries, if any, that guarantee any outstanding Bridge Loans) and the Term Loan Facility is unsecured.

Conditions. The funding of the Term Loan Facility is subject to the satisfaction of certain conditions precedent, including, without limitation:

•	consummation of the Offer in accordance with the Purchase Agreement without giving effect to any modifications, consents, amendments or waivers thereto or thereunder that are materially adverse to the interests of the lenders or lead arrangers under the Term Loan Facility unless consented to in writing by the lead arrangers thereof;

•	since October 27, 2016, there will not have occurred any fact, change, event, development, occurrence or effect that would have or reasonably be expected to have, individually or in the aggregate, a “Target Material Adverse Effect” (which is defined in the Bridge Commitment Letter in a manner consistent with the comparable term in the Purchase Agreement; see Section 11 — “The Purchase Agreement; Other Agreements”), but does not require satisfaction of a clause of the definition of “Target Material Adverse Effect” relating to impairment of NXP’s ability to consummate the transactions contemplated by the Purchase Agreement;

•	delivery of certain audited, unaudited and pro forma financial statements of Parent and NXP;

•	payment of fees, charges and disbursements required to be paid under or in connection with the Term Loan Facility;

•	delivery of a solvency certificate from the chief financial officer of Parent and certain other customary closing documents (including customary closing certificates, a favorable legal opinion from Parent’s counsel as to its registration status under the Investment Company Act of 1940, a customary request for credit extension and documentation required under applicable “know your customer” and anti-money laundering rules and regulations);

•	accuracy of certain specified representations and warranties in the Purchase Agreement and specified representations and warranties in the Term Loan Documentation and absence of a default or event of default under the Term Loan Documentation relating to non-payment of amounts due, events of default under certain material debt instruments or bankruptcy or insolvency; and

•	repayment in full of all amounts due or outstanding in respect of certain credit facilities of NXP or its subsidiaries and the termination of all commitments to extend credit thereunder and the discharge and release of all guarantees and security interests in respect thereof.

Other Terms. The Term Loan Documentation contains representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants that are customary for facilities of this type. Affirmative covenants include, among others, covenants pertaining to the delivery of financial statements, notices, certificates and other information, payment of taxes, preservation of corporate and compliance with laws. Negative covenants include, among others, covenants that restrict the ability of Parent and its subsidiaries, as applicable, to incur certain liens and make certain fundamental changes, and of Parent’s subsidiaries to incur indebtedness. These covenants are subject to a number of important exceptions and qualifications. Certain changes of control also constitute an event of default under the Term Loan Facility. The Term Loan Facility also requires Parent to maintain a consolidated interest coverage ratio (as defined in the Term Loan Facility) of at least 3.00 to 1.00 as of the last day of each fiscal quarter ended following the execution and delivery of the Term Loan Documentation. Amounts borrowed under the Term Loan Facility mature on third anniversary of the Term Loan Closing Date.

Termination. Commitments under the Term Loan Facility terminate on the first to occur of (i) the Term Loan Closing Date (after giving effect to the Term Loans made on such date), (ii) the consummation of the Offer without using the Term Loans, (iii) the termination of Purchaser’s obligation to consummate the Offer pursuant to the Purchase Agreement and (iv) 11:59 p.m. New York City time on the End Date.

Revolving Credit Facility

The following summary description of the Revolving Credit Facility and all other provisions of the Revolving Credit Facility discussed herein are qualified by reference to the Revolver Documentation (as defined below), which has been filed as Exhibit (b)(4) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Revolver Documentation may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Revolver Documentation for a more complete description of the provisions summarized below.

In lieu of issuing commercial paper under its existing unsecured commercial paper program to finance part of the Offer Consideration, Parent may borrow Revolving Loans under the Revolving Credit Facility.

Interest Rates and Fees. Interest under the Revolving Credit Facility is payable either, at the option of Parent, at a Base Rate (as defined in the definitive documentation with respect to the Revolving Credit Facility (the “Revolver Documentation”)) or a reserve-adjusted Eurocurrency Rate (as defined in the Revolver Documentation) plus, in the case of Revolving Loans priced at the reserve-adjusted Eurocurrency Rate, a per annum applicable rate that fluctuates between 58.5 basis points and 100.0 basis points based on Parent’s Debt Ratings with certain provisions taking into account potential differences in ratings issued by the relevant rating agencies or a lack of ratings issued by such ratings agencies. Parent will also be required to pay a facility fee equal to (a) a per annum rate that fluctuates between 4.0 basis points and 12.5 basis points based on the Debt Ratings, times (b) the actual daily amount of aggregate commitments with respect to the Revolving Credit Facility, subject to certain adjustments.

Prepayments and Borrowings. The Revolving Credit Facility does not require mandatory prepayments and allows for voluntary prepayments of the Revolving Loans in whole or in part without premium or penalty. Amounts available under the Revolving Credit Facility may be borrowed, repaid and reborrowed, as applicable, including in the form of swing line loans and letters of credit, until the maturity date thereof.

Borrower, Guarantors and Collateral. Parent is the borrower under the Revolving Credit Facility. Obligations under the Revolving Credit Facility are not guaranteed by any entity (but will be required to be guaranteed by the same subsidiaries, if any, that guarantee any outstanding Bridge Loans) and the Revolving Credit Facility is unsecured.

Conditions. Borrowings under the Revolving Credit Facility are subject to the satisfaction of certain conditions precedent, including, without limitation:

•	accuracy of certain representations and warranties in the Revolver Documentation; and

•	absence of a default under the Revolver Documentation, including after giving effect to the relevant borrowing and the application of proceeds thereof.

Other Terms. The Revolver Documentation contains representations, warranties, conditions precedent, events of default, indemnities and affirmative and negative covenants that are customary for facilities of this type. Affirmative covenants include, among others, covenants pertaining to the delivery of financial statements, notices, certificates and other information, payment of taxes, preservation of existence and compliance with laws. Negative covenants include, among others, covenants that restrict the ability of Parent and its subsidiaries, as applicable, to incur certain liens and make certain fundamental changes, and of Parent’s subsidiaries to incur indebtedness. These covenants are subject to a number of important exceptions and qualifications. Certain changes of control also constitute an event of default under the Revolving Credit Facility. The Revolving Credit Facility also requires Parent to maintain a consolidated interest coverage ratio (as defined in the Revolver Documentation) of at least 3.00 to 1.00 as of the last day of each fiscal quarter ended following the execution and delivery of the Revolver Documentation. Under the Revolver Documentation, the maturity date with respect to $4.470 billion of the Revolving Loans was extended to November 8, 2021, while $530 million of the Revolving Loans will continue to mature on February 18, 2020, in each case unless otherwise extended in accordance with the terms of the Revolver Documentation.

10.	Background of the Offer; Past Contacts or Negotiations with NXP.

The following chronology summarizes the key meetings and events between representatives of Parent and Purchaser and representatives of NXP that led to the signing of the Purchase Agreement. The following chronology does not purport to catalogue every conversation among representatives of Parent, Purchaser and NXP. For a review of NXP’s additional activities relating to these contacts, please refer to NXP’s Schedule 14D-9 being mailed to NXP shareholders with this Offer to Purchase.

In the ordinary course of its business, Parent seeks to create value for its stockholders by, among other things, enhancing its product offerings and developing a balanced portfolio of differentiated products. As part of this initiative, Parent’s senior management team regularly considers, evaluates and discusses with the board of directors of Parent (the “Parent Board”) potential transactions and collaborations that align with Parent’s businesses, strategic direction and ongoing business development plans. During the course of these evaluations, Parent identified NXP as a compelling acquisition candidate that would particularly enhance Parent’s technology offerings, most notably within the automotive, security and Internet of Things (IoT) segments.

On January 27, 2016, following a brief conversation that had previously taken place between Brian Modoff, Executive Vice President, Strategy and Mergers & Acquisitions of Parent, and Richard Clemmer, President and Chief Executive Officer of NXP, during which Mr. Clemmer noted that NXP was exploring a potential divestiture of its Digital Networking business, Mr. Modoff emailed Mr. Clemmer to arrange an in-person meeting. On February 5, 2016, Mr. Modoff and Mr. Clemmer met in Austin, Texas to preliminarily discuss Parent’s potential interest in acquiring NXP’s Digital Networking business.

On March 7, 2016, the Parent Board established a special committee, comprised of five directors (the “M&A Special Committee”), that was authorized to oversee and coordinate Parent’s review and evaluation of potential strategic opportunities.

In late March 2016, Parent engaged Goldman, Sachs & Co. (“Goldman Sachs”) and Evercore Group L.L.C. (“Evercore”) to act as financial advisors to Parent.

During the course of April 2016, Parent management, together with representatives from Goldman Sachs and Evercore, initiated a comprehensive evaluation of NXP’s businesses, operations and financial performance based on publicly available information and, on April 4, 2016 and April 25, 2016, met with the M&A Special Committee to review and discuss their initial findings. DLA Piper, US LLP, legal counsel to the Parent Board and the M&A Special Committee, was also present at these and subsequent Parent Board and M&A Special Committee meetings.

On April 7, 2016, Parent and a subsidiary of NXP entered into a confidentiality agreement for the purposes of further discussions regarding a potential acquisition of NXP’s Digital Networking business by Parent. On April 26, 2016, members of Parent’s and NXP’s respective management teams met in Austin, Texas to hold further preliminary discussions regarding this potential transaction.

On May 2, 2016, the Parent Board held a regularly scheduled meeting during which it received an update from Parent management regarding the analysis that had been conducted to date regarding a potential acquisition of NXP’s Digital Networking business and NXP as a whole. Representatives of Goldman Sachs and Evercore were also in attendance at this meeting. As a result of this discussion, the Parent Board determined to no longer pursue a separate acquisition of NXP’s Digital Networking business and to instead focus on a potential acquisition of the entire company. The Parent Board authorized the M&A Special Committee and Parent management to continue its review and to initiate discussions with NXP regarding a potential acquisition of NXP as a whole.

During the remainder of May 2016 and early June 2016, the M&A Special Committee met on several occasions with members of Parent management and representatives of Goldman Sachs and Evercore to discuss and evaluate the prospects and potential long-term strategic merits of an acquisition of NXP.

On June 9, 2016, Steve Mollenkopf, Chief Executive Officer of Parent, met with Mr. Clemmer and, during that meeting, Mr. Mollenkopf relayed to Mr. Clemmer that while Parent was no longer interested in acquiring NXP’s Digital Networking business, it was interested in exploring a potential acquisition of NXP as a whole. Mr. Clemmer informed Mr. Mollenkopf that he would relay Parent’s interest to the members of the NXP Board attending the next scheduled meeting on June 12, 2016.

On June 20, 2016, Mr. Mollenkopf, Derek Aberle, President of Parent, George Davis, Executive Vice President and Chief Financial Officer of Parent, and Mr. Modoff held a meeting with Mr. Clemmer, Daniel Durn, Executive Vice President and Chief Financial Officer of NXP, Peter Kelly, Executive Vice President, Strategy & M&A of NXP, and Henri Ardevol, Senior Vice President, Corporate Strategy of NXP. At that meeting the parties discussed, on a preliminary basis, a potential acquisition of NXP by Parent, including the companies’ complementary strengths as well as potential areas of value creation that could arise from a strategic transaction.

On July 10, 2016, the M&A Special Committee met to receive an update from Parent management and Goldman Sachs and Evercore regarding (1) the discussions that had taken place to date with NXP, (2) the current status of the analysis of NXP’s businesses, operations and financial performance, (3) the complementary strengths of Parent’s and NXP’s operations and (4) the potential benefits for Parent and its stockholders that could be generated from an acquisition of NXP. The following day, the Parent Board met and received a similar update from Parent management and Goldman Sachs and Evercore.

On July 13, 2016, Mr. Davis called Mr. Kelly to reinforce Parent’s interest in acquiring NXP and Mr. Davis and Mr. Kelly discussed a process for Parent to conduct further diligence and analysis on NXP’s businesses, operations and financial performance.

On July 20, 2016, Parent and a subsidiary of NXP entered into the Confidentiality Agreement for the purpose of furthering discussions regarding a potential acquisition of NXP by Parent. During the following weeks, NXP provided Parent and its representatives with certain preliminary due diligence information regarding NXP’s businesses.

On July 21, 2016, Mr. Aberle, Mr. Davis, Mr. Modoff and Donald Rosenberg, Executive Vice President, General Counsel and Corporate Secretary of Parent, met in San Diego, California with Mr. Kelly, Guido Dierick, Executive Vice President and General Counsel of NXP, and Jennifer Wuamett, Deputy General Counsel of NXP to discuss preliminary diligence matters in connection with Parent’s potential acquisition of NXP.

On July 26, 2016, representatives of Parent and its legal counsel (Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) and Allen & Overy LLP) held a telephonic meeting with representatives of NXP and its legal counsel (Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and De Brauw Blackstone Westbroek N.V. (“De Brauw”)) to discuss potential transaction structures for an acquisition of NXP by Parent.

On August 15, 2016, the M&A Special Committee engaged Centerview Partners LLC (“Centerview”) to serve as financial advisor to the M&A Special Committee and the Parent Board.

On August 22, 2016 and August 23, 2016, representatives of Parent’s and NXP’s respective management teams, Qatalyst Partners LP (“Qatalyst”), Goldman Sachs and Evercore met in Los Angeles, California during which (a) representatives of NXP’s management provided Parent with an overview of NXP’s businesses, operations and strategy and (b) the parties discussed their respective views of the strategic rationale for Parent’s potential acquisition of NXP.

Throughout August and September 2016, the M&A Special Committee met on several occasions to receive periodic updates from Parent management and Parent’s financial advisors and legal counsel regarding their analysis of NXP’s businesses and operations and the potential long-term strategic merits of an acquisition of NXP.

On August 31, 2016, representatives of Parent’s and NXP’s respective management teams and their respective legal counsel held a telephonic meeting to further discuss the structure of a potential transaction.

On September 6, 2016, the M&A Special Committee held a meeting at which Parent management, along with representatives of Goldman Sachs, Evercore, Centerview and Paul Weiss updated the M&A Special Committee regarding their assessment of the financial and operational merits of a potential acquisition of NXP. At this meeting, the M&A Special Committee recommended that the Parent Board authorize management to continue to explore a potential acquisition of NXP, including the submission of a non-binding proposal.

On September 9, 2016, the Parent Board met to, among other things, discuss and review the prospects and potential merits of an acquisition of NXP based on diligence and meetings that had been conducted and held to date. Representatives of Goldman Sachs, Evercore, Centerview and Paul Weiss participated in this meeting. Following the conclusion of this discussion, the Parent Board authorized management to continue to pursue the transaction with NXP and approved the submission of a non-binding proposal to acquire NXP.

On September 11, 2016, Parent submitted a written non-binding proposal (the “September 11 Proposal”) to acquire all of the outstanding Shares at an all cash purchase price of $103.00 per Share, which would be funded from a combination of Parent’s available balance sheet cash and committed debt financing. The September 11 Proposal was subject to customary conditions, including Parent’s completion of due diligence and the parties’ negotiation of mutually acceptable definitive documentation, each of which Parent believed could be completed within 30 days. Later that day, Mr. Mollenkopf called Mr. Clemmer to further discuss the September 11 Proposal.

On September 12, 2016, Mr. Clemmer called Mr. Mollenkopf to inform him of NXP’s management’s view that the per Share purchase price included in the September 11 Proposal did not adequately reflect the value of NXP. That same day, representatives of NXP’s financial advisor, Qatalyst, communicated the same message to representatives of Goldman Sachs and Evercore.

On September 15, 2016, NXP sent a letter (the “September 15 Letter”) to Parent stating that, following the NXP Board’s review of the September 11 Proposal (which had taken place on September 14, 2016), the NXP Board had determined that it was not willing to move forward with the September 11 Proposal as the proposed per Share purchase price did not adequately reflect the value of NXP on a standalone basis or the incremental value that could be achieved through a combination of Parent and NXP. Subsequently, and on the same day, Mr. Clemmer and Mr. Mollenkopf had a telephonic discussion during which Mr. Clemmer reiterated the reasons for rejecting the September 11 Proposal contained in the September 15 Letter.

On September 16, 2016, representatives of Qatalyst held a telephonic meeting with representatives of Goldman Sachs and Evercore to discuss (a) the position taken by NXP in the September 15 Letter and (b) Parent’s financial assumptions underlying the September 11 Proposal.

On September 19, 2016, Mr. Mollenkopf called Mr. Clemmer to further discuss the September 15 Letter.

On September 23, 2016, Mr. Mollenkopf called Mr. Clemmer to relay that Parent was willing to revise its non-binding proposal to acquire NXP by increasing the purchase price to $108.50 per Share in cash (the “September 23 Proposal”), with such proposal otherwise remaining subject to the same terms and conditions that were set forth in the September 11 Proposal. Mr. Clemmer indicated that the NXP Board would assess Parent’s revised proposal and that he would revert to Mr. Mollenkopf following that assessment.

On September 26, 2016, representatives of Qatalyst spoke with representatives of Goldman Sachs and Evercore regarding the details and financial assumptions underlying the September 23 Proposal.

On September 29, 2016, various media outlets and sell-side analysts reported that Parent was in talks to acquire NXP, with The Wall Street Journal reporting that the deal would likely be valued at more than $30 billion. Later that day, Mr. Davis called Mr. Kelly to discuss the media reports and the status of the NXP Board’s review of the September 23 Proposal.

Following a meeting of the NXP Board that took place on September 30, 2016, Mr. Mollenkopf and Mr. Clemmer held a series of conversations from September 30, 2016 through October 2, 2016 to discuss the September 23 Proposal. During these discussions, Mr. Clemmer relayed that while the NXP Board continued to view the proposed per Share price that was included in the September 23 Proposal as being inadequate, it was willing to engage with Parent on other key terms of a proposed acquisition of NXP by Parent, most notably NXP’s view that any definitive transaction agreement should include appropriate commitments from Parent to obtain regulatory approvals and significant reverse termination compensation payable by Parent in appropriate circumstances.

On October 2, 2016, Mr. Mollenkopf called Mr. Clemmer to relay that Parent was willing to further revise its non-binding proposal to acquire NXP by increasing the purchase price to $110.00 per Share in cash (the “October 2 Proposal”), with such proposal otherwise remaining subject to the same terms and conditions that were set forth in the September 11 Proposal. During this and subsequent discussions that day, Mr. Mollenkopf informed Mr. Clemmer that the October 2 Proposal represented Parent’s best and final offer.

On October 3, 2016, Mr. Clemmer informed Mr. Mollenkopf that, at a meeting that had been held earlier that day, the NXP Board had approved having NXP enter into negotiations with Parent regarding definitive documentation on the basis of the October 2 Proposal, with the goal of executing a definitive agreement for a transaction by October 27, 2016. During this conversation, Mr. Clemmer again noted that it was the view of the NXP Board that any such definitive agreement should include (a) appropriate commitments from Parent to obtain required regulatory approvals and (b) meaningful reverse termination compensation payable by Parent in appropriate circumstances. Later that same day, representatives of Qatalyst had a telephonic conversation with representatives of Goldman Sachs and Evercore during which the same messages were relayed.

Later on October 3, 2016, representatives of Parent provided NXP with a draft exclusivity agreement, which contained customary exclusivity restrictions running through October 27, 2016. Over the next few days, the parties and their respective legal counsel negotiated and finalized the terms of the exclusivity agreement. On October 6, 2016, the Parent Board approved the terms of the exclusivity agreement and, later that day, the parties executed the exclusivity agreement providing for mutual exclusivity until 11:59 p.m., California time, on October 27, 2016.

Also on October 6, 2016, representatives of NXP’s management and Skadden and representatives of Parent’s management and Paul Weiss discussed structuring and conditionality issues regarding the potential transaction.

During the evening of October 6, 2016, Parent and its financial advisors and legal counsel were given access to a virtual data room containing confidential information about NXP. Parent’s and its advisors’ detailed due diligence review of NXP continued through October 26, 2016.

Between October 7 and 15, 2016, representatives of Parent’s and NXP’s respective management teams and their advisors attended meetings in Austin, Texas, Amsterdam, The Netherlands and Los Angeles, California. During these meetings, the parties discussed diligence matters in connection with Parent’s potential acquisition of NXP, and representatives of NXP’s management provided Parent with further details regarding an overview of NXP’s businesses, operations and strategy.

On October 12, 2016, Paul Weiss delivered an initial draft of the Purchase Agreement to Skadden, and on October 14, 2016, Paul Weiss delivered to Skadden an initial draft of the form of Asset Sale Agreement to be attached as an exhibit to the Purchase Agreement.

During the period from October 13, 2016 through October 16, 2016, members of the parties’ respective management teams and the parties’ respective legal counsel and financial advisors held multiple discussions regarding the initial drafts of the transaction documentation, focusing on, among other things (a) Purchaser’s level of required efforts to obtain required regulatory approvals, (b) provisions related to the Pre-Closing Internal Reorganization and (c) NXP’s view that reverse termination compensation must be payable by Purchaser under certain specified circumstances.

On October 17, 2016, Skadden sent Paul Weiss a revised draft of the Purchase Agreement and throughout the week of October 17, 2016, Skadden and Paul Weiss exchanged drafts of the Purchase Agreement and other transaction documents and engaged in multiple discussions regarding the same. These discussions in large part focused on (i) whether Parent or Purchaser would be the acquiring party to the Purchase Agreement, (ii) Purchaser’s level of required efforts to obtain required regulatory approvals, (iii) the completion of Pre-Closing Internal Reorganization and (iv) whether, how much and under what circumstances reverse termination compensation would be payable by Purchaser. On October 18, 2016, Paul Weiss sent Skadden (1) an initial draft of a support letter agreement whereby Parent agreed to take all actions necessary to cause Purchaser to perform its obligations under the Purchase Agreement and (2) an initial description of the Pre-Closing Internal Reorganization that would need to be completed prior to the Offer Closing.

On October 20, 2016, Paul Weiss sent Skadden a further revised draft of the Purchase Agreement. On that same day, Skadden sent Paul Weiss a revised draft of the support letter agreement and proposed terms for a letter of credit that NXP proposed that Parent would obtain to backstop a significant portion of Purchaser’s monetary obligations in connection with the transaction. On October 22, 2016, Skadden sent Paul Weiss an initial draft of NXP’s disclosure schedules in connection with the Purchase Agreement.

On October 23, 2016, the Parent Board held a meeting that was attended by members of Parent’s management team and representatives of Goldman Sachs, Evercore, Centerview and Paul Weiss. During this meeting, the Parent Board was provided with an update regarding discussions with NXP and also discussed Parent’s key due diligence findings, reviewed a valuation analysis of NXP and further discussed the strategic rationale for pursuing a transaction with NXP. Paul Weiss also updated the Parent Board on the status of the negotiations with NXP and provided an overview of the key terms of the Purchase Agreement and other transaction documents (including the remaining open issues).

Later on October 23, 2016, Skadden sent Paul Weiss a revised draft of the Purchase Agreement and a revised description of the Pre-Closing Internal Reorganization, and Cravath, Swaine & Moore LLP, legal counsel to Parent for its debt financing, sent Skadden a draft of Parent’s debt commitment letter for the proposed transaction.

On October 24, 2016, representatives of Goldman Sachs and Evercore had a telephonic conversation with representatives of Qatalyst to discuss the proposed acquisition financing for the potential acquisition.

From October 24, 2016 to October 26, 2016, representatives of Parent’s management and Paul Weiss held a series of meetings with representatives of NXP’s management, Skadden and De Brauw at the New York offices of Skadden to negotiate the remaining outstanding issues between the parties and finalize the Purchase Agreement and other transaction documents. As a result of these negotiations, it was agreed, among other things, that (1) Purchaser would be the acquiring party, subject to the terms of the Letter Agreement between Parent and Purchaser and the Dutch Pledge Agreement and the U.S. Pledge Agreement whereby Purchaser would, in accordance with the terms thereof, pledge to NXP its rights to enforce the Letter Agreement against Parent, (2) NXP would pay termination compensation of $1,250,000,000 if it terminated the Purchase Agreement to enter into a superior proposal and other customary circumstances, (3) Purchaser would pay termination compensation of $2,000,000,000 if the Purchase Agreement was terminated due to the failure to obtain required regulatory approvals or the failure to materially complete the Pre-Closing Internal Reorganization and (4) Purchaser would obtain a letter of credit for $2,000,000,000 in favor of NXP within 30 days from the date of the Purchase Agreement.

On the afternoon of October 26, 2016, the Parent Board held a meeting that was attended by members of Parent’s management team and representatives of Goldman Sachs, Evercore, Centerview and Paul Weiss. During this meeting, the Parent Board was provided with an update regarding discussions with NXP and reviewed the material terms and conditions of the Purchase Agreement and other transaction documents. At the conclusion of that meeting, following discussions and deliberations, the Parent Board unanimously determined that the proposed acquisition of NXP by Purchaser was advisable to, and in the best interests of, Parent and Purchaser.

At a separate meeting also held on October 26, 2016, the board of directors of Purchaser (the “Purchaser Board”) reviewed the material terms and conditions of the Purchase Agreement and other transaction documents and, at the conclusion of that meeting, following discussions and deliberations, the Purchaser Board determined that entering into the definitive documentation was in the best interests of Purchaser.

Early in the morning of October 27, 2016, Purchaser and NXP executed the Purchase Agreement and Parent, Purchaser and NXP, as applicable, executed the other transaction documents. Later that morning before the opening of the U.S. markets, Parent and NXP issued a joint press release announcing the execution of the transaction documents.

For more information on the Purchase Agreement and the other agreements between NXP and Parent, Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Purchase Agreement, Other Agreements.”

11.	The Purchase Agreement; Other Agreements.

The Purchase Agreement

The following summary of certain provisions of the Purchase Agreement and all other provisions of the Purchase Agreement discussed herein are qualified by reference to the Purchase Agreement itself, which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Purchase Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Purchase Agreement.

This summary of the Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Purchaser, NXP or their respective affiliates. The Purchase Agreement contains representations, warranties, agreements and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties, agreements and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by NXP to Purchaser in connection with the Purchase Agreement. The representations, warranties, agreements and covenants in the Purchase Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Parent or NXP. In reviewing the representations, warranties, agreements and covenants contained in the Purchase Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties, agreements and covenants or any descriptions thereof were not intended by the parties to the Purchase Agreement to be characterizations of the actual state of facts or conditions of Purchaser, NXP or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties, agreements and covenants may have changed since the date of the Purchase Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties, agreements and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and NXP publicly file.

The Offer. Purchaser has agreed to commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer as promptly as reasonably practicable after the date of the Purchase Agreement, but in no event later than 15 business days following the date of the Purchase Agreement. Subject to the satisfaction or waiver (in accordance with the Purchase Agreement and applicable law) of the conditions to the Offer, Purchaser has agreed to, at or as promptly as practicable following the Expiration Time (but in any event, within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the Acceptance Time (but in any event within three business days of the Acceptance Time), pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn. However, if payment for Shares would have occurred on a date that is any of the three business days prior to the closing of the fiscal quarter of Parent, then Purchaser may elect that the Offer Closing will occur on the first business day of the next fiscal quarter of Parent; provided that Purchaser will confirm in writing to NXP that at the time of such election, all conditions to the Offer were satisfied and, as of the first business day of the next fiscal quarter all conditions to the Offer will be deemed satisfied (other than as prohibited by law or where failure of any such condition to be satisfied was proximately caused by NXP’s willful breach of the Purchase Agreement).

Purchaser expressly reserves the right at any time prior to the Expiration Time, at its sole discretion, to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not (without the prior written consent of NXP): (a) waive or change the Minimum Condition (except to the extent permitted under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time except as provided in the Purchase Agreement; or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to NXP shareholders.

Extensions of the Offer. The parties agreed that unless extended as provided in the Purchase Agreement or as mutually agreed upon by the parties, the Offer will expire at 5:00 p.m. (New York City time) on the date that is the later of (i) 21 business days (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date of commencement of the Offer and (ii) such date that is six business days after the date of the EGM. If any condition to the Offer is not satisfied or waived at the then-scheduled Expiration Time, Purchaser has agreed to extend the Offer (the length of such extension period to be determined by Purchaser) from time to time until such condition or conditions to the Offer are satisfied or waived. Purchaser has agreed in the Purchase Agreement that it will extend the Offer:

•	for the minimum period required by applicable law, the SEC or the rules of NASDAQ; and

•	on one or more occasions in consecutive periods of 10 business days each (or such other duration as Purchaser and NXP may agree) if, at any then-scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, in order to permit satisfaction of such condition; except that:

•	if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time occurring on or before April 25, 2017, the Antitrust Clearance Condition is not reasonably likely to be satisfied within such 10 business day extension period, then Purchaser will be permitted to extend the Offer on such occasion for up to 20 business days;

•	if the sole remaining unsatisfied condition to the Offer is the Minimum Condition, Purchaser will not be required to extend the Offer for more than two occasions in consecutive periods of 10 business days each (or such other duration as Purchaser and NXP may agree); and

•	Purchaser is not required to extend the Offer beyond the End Date.

Following the Acceptance Time, Purchaser will provide for a subsequent offering period (such period, including to the extent extended, the “Subsequent Offering Period”) of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. For purposes of the Offer, a “business day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, The Netherlands or New York, New York, United States are authorized or required by applicable Law to close. The Subsequent Offering Period is not an extension of the Offer. The Subsequent Offering Period would be an additional period of time, following the Expiration Time, in which shareholders may tender Shares previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period in accordance with applicable rules, regulations and interpretations of the SEC. In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale, the Second Step Transaction and the Second Step Distribution, on the one hand, or the Asset Sale and the Compulsory Acquisition, on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. There will be no withdrawal rights during the Subsequent Offering Period and any Shares tendered will immediately be accepted and promptly paid for. Any shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Consideration, in cash, without interest and less applicable withholding taxes. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

Treatment of NXP Equity Awards. At the Offer Closing, and, without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding restricted stock unit or any holder of any outstanding performance-based restricted stock unit, as applicable, or any other person, each outstanding award of restricted stock units in respect of NXP Shares that are subject to only time- or service-based vesting (each, a “NXP RSU”) and restricted stock units in respect of NXP Shares that are subject, in whole or in part, to vesting based on the achievement of one or more performance goals, notwithstanding that the vesting of such restricted stock unit may be also be conditioned upon the continued service of the holder thereof (each, a “NXP PSU”), which are either vested or vest solely as a result of the completion of the transactions contemplated by the Purchase Agreement, will be canceled in exchange for an amount in cash (without interest and less any applicable withholding taxes and other applicable deductions due) equal to the product of (x) the Offer Consideration multiplied by (y) the total number of Shares subject to such NXP RSU or NXP PSU, as applicable.

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding NXP RSU, or any other person, each outstanding award of unvested NXP RSUs will be converted into an equity award subject to the same terms and conditions (including vesting, acceleration, and forfeiture provisions) as applied to such NXP RSU immediately prior to the Offer Closing, with respect to a number of shares of common stock, par value $0.0001 per share, of Parent (the “Parent Shares”) (rounded down to the nearest whole share) equal to the product of (x) the total number of Shares subject to such NXP RSU multiplied by (y) the Equity Award Adjustment Ratio. The “Equity Award Adjustment Ratio” is equal to (1) the

Offer Consideration divided by (2) the average closing price of Parent Shares on NASDAQ for the 20 consecutive trading days ending on the trading day immediately preceding the Offer Closing, rounded to the nearest one ten thousandth. (With respect to any fractional share that was rounded down in respect of any such NXP RSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes and other applicable deductions due, equal to the product obtained by multiplying (x) the Offer Consideration by (y) such fractional share.)

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding NXP PSU, or any other person, each outstanding award of unvested NXP PSUs will be converted into an equity award with respect to a number of Parent Shares (rounded down to the nearest whole share) equal to the product of (x) the total number of Shares subject to such NXP PSU multiplied by (y) the Equity Award Adjustment Ratio. Any NXP PSUs that are so converted will thereafter be subject to the same terms and conditions as were applicable to the related NXP PSU immediately prior to the Offer Closing, except that as of the Offer Closing the performance metrics will no longer apply and the award will be subject solely to time- or service-based vesting on the applicable dates on which it would have vested in accordance with the terms thereof in effect prior to the Offer Closing had the applicable performance criteria (including any “catch-up” performance criteria) been fully achieved, subject to the acceleration and forfeiture upon termination of employment or service in accordance with the applicable terms of the award. (With respect to any fractional share that was rounded down in respect of any such NXP PSU, the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding taxes and other applicable deductions due, equal to the product obtained by multiplying (x) the Offer Consideration by (y) such fractional share.)

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any outstanding option, or any other person, each outstanding option granted by NXP to acquire Shares (each, a “NXP Option”) that is either vested or vests solely as a result of the completion of the transactions contemplated by the Purchase Agreement will be canceled in exchange for an amount in cash (without interest, and less any applicable withholding taxes and other applicable deductions due) equal to the product of (x) the excess, if any, of the Offer Consideration over the applicable per share exercise price of such NXP Option multiplied by (y) the number of Shares subject to such NXP Option.

At the Offer Closing, and without any further action on the part of Purchaser, Parent, NXP, any holder of any NXP Option, or any other person, each outstanding unvested NXP Option will be converted into an option to purchase, subject to the same terms and conditions (including vesting, acceleration, and forfeiture provisions) as applied to such NXP Option immediately prior to the Offer Closing, a number of Parent Shares (rounded down to the nearest whole share) equal to (a) the number of Shares subject to such NXP Option multiplied by (b) the Equity Award Adjustment Ratio, with an exercise price per share (rounded up to the nearest whole cent) equal to (1) the per share exercise price for which such NXP Option was exercisable immediately prior to the Offer Closing divided by (2) the Equity Award Adjustment Ratio.

Extraordinary General Meeting. NXP has agreed to hold the EGM to:

(i)	provide information regarding the Offer and discuss the Offer;

(ii)	adopt a resolution to, subject to (A) the Acceptance Time having occurred and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Purchaser or any of its affiliates, representing at least 80% of the outstanding Shares (the “Asset Sale Threshold”), approve the Asset Sale as contemplated by the asset sale documentation as required under section 2:107a of the Dutch Civil Code;

(iii)

adopt a resolution to, subject to (A) the Acceptance Time having occurred, (B) the Asset Sale Threshold having been achieved, but the number of Shares owned by Purchaser or any of its affiliates representing at least 95% of NXP’s outstanding Shares (the “Compulsory Acquisition Threshold”) not

having been achieved and (C) the Asset Sale having been completed, (1) dissolve (ontbinden) NXP in accordance with section 2:19 of the Dutch Civil Code, (2) appoint as liquidator Stichting Vereffening NXP, a foundation (stichting) to be incorporated under Dutch Law and approve reimbursement of the liquidator’s reasonable salary and costs (provided that such reimbursement will be subject to the approval of the Independent Directors) and (3) appoint an affiliate of NXP as the custodian of the books and records of NXP in accordance with section 2:24 of the Dutch Civil Code (the resolutions in this section (iii) and in section (ii) above collectively, the “Asset Sale Resolutions”);

(iv)	adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the NXP Board for their acts of management or supervision, as applicable, up to the date of the EGM, provided that no discharge will be given to any director for acts as a result of fraud (bedrog), gross negligence (grove schuld), or willful misconduct (opzet) of such director;

(v)	adopt one or more resolutions effective upon the Offer Closing to appoint Purchaser-designated directors to replace the resigning members of the NXP Board (the “Governance Resolutions”);

(vi)	adopt a resolution to, subject to Offer Closing and effective the day immediately following the closing of the Offer, amend the articles of association of NXP to align the financial year of NXP with the financial year reckoned by Purchaser; and

(vii)	adopt a resolution to, subject to the Shares having been delisted from NASDAQ, (A) convert NXP from a public limited liability company (naamloze vennootschap) to a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and (B) amend NXP’s articles of association in connection with the matters described in clause (A).

To the extent that, at the EGM, the Asset Sale Resolutions and/or the Governance Resolutions have not been adopted, NXP will, following consultation with Purchaser, duly call and give notice of another EGM (the “Subsequent EGM”), which will take place at a date reasonably acceptable to Purchaser and not later than a date that will be prior to the date of the Expiration Time.

NXP has agreed that its obligation to duly call, give notice of, convene and hold the EGM in accordance with and subject to the terms of the Purchase Agreement will not be affected by the commencement, public proposal, public disclosure or communication to NXP of any Alternative Acquisition Proposal (as defined below) (whether or not a Superior Proposal (as defined below)), provided that, NXP will be permitted to cancel the EGM upon the termination of the Purchase Agreement in accordance with the terms of the Purchase Agreement (including to enter into a Superior Proposal). Unless the Purchase Agreement is terminated in accordance with the terms of the Purchase Agreement, NXP has agreed not to submit to the vote of the shareholders of NXP any Alternative Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the shareholders of NXP with respect to the matters set forth in clauses (i) through (vii) above.

The approval of NXP shareholders at the EGM of the Asset Sale Resolutions will be conditional upon the number of Shares tendered pursuant to the Offer (or during the Subsequent Offering Period) representing at least the Asset Sale Threshold.

NXP will consult with Purchaser regarding the date of the EGM (or any Subsequent EGM) and, unless the Purchase Agreement is terminated in accordance with the Purchase Agreement, will not cancel the EGM (or any Subsequent EGM) without the prior written consent of Purchaser, provided that NXP may, on no more than one occasion, following reasonable consultation with Purchaser, and, to the extent requested in writing by Purchaser, cancel and reconvene the EGM solely to the extent reasonably necessary (x) to ensure that any supplement or amendment to EGM materials that NXP Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable Law is made available to NXP’s shareholders in advance of the EGM (and any Subsequent EGM) or (y) to solicit additional proxies in favor of the approvals set forth in the Purchase Agreement. In the event the EGM is canceled and reconvened, NXP will reconvene the EGM on a date scheduled by mutual agreement of NXP and Purchaser, or as soon as practicable following the date of such cancelation but, in any event, no later than the day that is thirty-five (35) days following the date of such cancelation (or, in the case of a Subsequent EGM, a date that will be prior to the date of the Expiration Time).

Directors. Purchaser and NXP, will ensure that the NXP Board will, upon the Offer Closing, be composed of seven directors, five of which will be designated by Purchaser in writing prior to convening the EGM, and two of whom will be current non-executive directors of NXP, at all times independent from Purchaser (the “Independent Directors”). The initial Independent Directors will be mutually agreed upon by Purchaser and NXP. Each Independent Director will resign from the NXP Board upon the earliest of (i) such time after the Acceptance Time as Purchaser owns 100% of the issued and outstanding Shares, (ii) the Second Step Distribution being paid in full and (iii) completion of the Second Step Transaction.

Asset Sale and Post-Closing Reorganization. As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser may effectuate the Post-Closing Reorganization of NXP and its subsidiaries, which may include, at Purchaser’s election (i) the Asset Sale, (ii) the Second Step Transaction and the Second Step Distribution, (iii) if permissible under applicable law, the commencement by Purchaser of the Compulsory Acquisition, (iv) a statutory (cross-border or domestic) legal (triangular) merger (juridische (driehoeks-)fusie) in accordance with Article 2:309 et seq. of the Dutch Civil Code between NXP, Purchaser or any affiliate of Purchaser, (v) a statutory legal (triangular) demerger (juridische (driehoeks) splitsing) of NXP in accordance with Article 2:334a et seq. of the Dutch Civil Code, (vi) a contribution of cash and/or assets by Purchaser or by any affiliate of Purchaser in exchange for ordinary shares in NXP’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of the minority shareholders of NXP could be excluded, (vii) a sale and transfer of assets and liabilities (A) by a subsidiary of NXP to Purchaser, or an affiliate of Purchaser, or (B) by Purchaser or any affiliate of Purchaser to any subsidiary of NXP, at terms substantially similar to the terms agreed for the Asset Sale to the extent this relates to substantially all of the assets and liabilities of NXP and its subsidiaries, (viii) a distribution of proceeds, cash and/or assets to the shareholders of NXP or share buybacks, (ix) a dissolution and liquidation of NXP, (x) a subsequent public offer for any Shares held by the minority shareholders of NXP, (xi) a conversion of NXP into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), (xii) any transaction between NXP and Purchaser or their respective affiliates at terms that are not at arm’s length, (xiii) any transaction, including a sale and/or transfer of any material asset, between NXP and its affiliates or between NXP and Purchaser or their respective affiliates with the objective of utilizing any carry forward tax losses available to NXP, Purchaser or any of their respective affiliates, (xiv) any transactions, restructurings, share issues, procedures and/or proceedings in relation to NXP and/or one or more of its affiliates required to effect the aforementioned transactions, and (xv) any combination of the foregoing, provided that any transaction described in the foregoing clauses (iv) through (xv) will required the prior written consent of NXP, such consent not to be unreasonably withheld.

If the EGM resolutions approving the Asset Sale Resolutions have been adopted at the EGM and the Asset Sale Threshold has been achieved, Purchaser and NXP have agreed that, to the extent Purchaser determines to effectuate the Asset Sale, promptly following completion of the Asset Sale, Purchaser and NXP will implement:

•	the Second Step Distribution (if and to the extent that, as of the expiration of the Subsequent Offering Period, the Asset Sale Threshold has been achieved but not the Compulsory Acquisition Threshold); or

•	the Compulsory Acquisition (if and to the extent that, as of the expiration of the Subsequent Offering Period, the Compulsory Acquisition Threshold has been achieved).

Certain Adjustments. In the event that, during the period between the date of the Purchase Agreement and the Expiration Time, the number of outstanding Shares or securities convertible or exchangeable into or exercisable for Shares is changed into a different number of shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to the Purchase Agreement will be equitably adjusted, without duplication, to reflect such change.

Representations and Warranties. In the Purchase Agreement, NXP has made customary representations and warranties to Purchaser which are subject to specified exemptions and qualifications contained in the Purchase Agreement and the confidential disclosure letter that NXP delivered to Purchaser concurrently with the execution of the Purchase Agreement and to certain disclosures in NXP’s and, in certain circumstances, Freescale Semiconductor, Ltd.’s SEC filings filed or furnished on or after January 1, 2015 and publicly available at least two business days prior to the date of the Purchase Agreement, including representations relating to, among other things: its organization, valid existence and standing under the laws of the jurisdiction in which its business is being conducted; its subsidiaries; its articles of association and bylaws; its capitalization; its corporate power and authority relative to the Purchase Agreement and the transactions contemplated by the Purchase Agreement; required governmental authorizations or filings or other consents and approvals, and no violations of organizational documents; public SEC filings and financial statements; certain business practices, including controls and procedures over disclosures and financial reporting; the absence of certain changes or events; the absence of undisclosed liabilities; compliance with laws, including sanctions laws and other regulatory matters; absence of litigation; real property; intellectual property matters, including software, IT systems and data privacy; tax matters; employee benefit plan matters; labor and employment matters; environmental matters; material contracts; finders’ and brokers’ fees and expenses; the opinion of NXP’s financial advisor with respect to the fairness of the Offer Consideration; insurance; anti-takeover measures; and the accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9.

The representations and warranties in the Purchase Agreement made by NXP are, in certain cases, modified by “knowledge,” “materiality” and “Company Material Adverse Effect” qualifiers. For purposes of the Purchase Agreement, “knowledge” means the actual knowledge of certain identified employees of NXP, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter. For purposes of the Purchase Agreement, “Company Material Adverse Effect” means any fact, change, event, development, occurrence or effect (each, an “Effect”) that (i) materially adversely affects the business, assets, results of operations or financial condition of NXP and its Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the ability of NXP to consummate the transactions contemplated by the Purchase Agreement. Clause (i) of the definition of Company Material Adverse Effect excludes:

(A)	general economic conditions (or changes in such conditions) in the United States, The Netherlands or any other country or region in the world in which NXP or its subsidiaries conduct business, or conditions in the global economy generally;

(B)	changes in any financial, debt, credit, capital, banking or securities markets or conditions;

(C)	changes in interest, currency or exchange rates or the price of any commodity, security or market index;

(D)	changes after the date of the Purchase Agreement in applicable law (or the interpretation thereof) or in GAAP or other applicable accounting standards (or the interpretation thereof);

(E)	changes in NXP’s and its subsidiaries’ industries in general;

(F)	any change in the market price, trading volume or ratings of any securities or indebtedness of NXP or any of its subsidiaries, any change of the ratings or the ratings outlook for NXP or any of its subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or failure of NXP to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to NXP or any of its subsidiaries (it being understood that the underlying facts and circumstances giving rise to such change or failure may, if not otherwise excluded, may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur);

(G)	the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war;

(H)	the execution and delivery of the Purchase Agreement or the announcement or pendency of the transactions contemplated by the Purchase Agreement (including by reason of the identity of Purchaser), including the impact thereof on the relationships of NXP and its subsidiaries with employees, customers, suppliers or partners (other than certain specified exceptions);

(I)	force majeure events, including natural or manmade disasters, any epidemic, pandemic or other similar outbreak or any other national, international or regional calamity;

(J)	any action brought or threatened by shareholders of NXP (whether on behalf of NXP or otherwise) asserting allegations of breach of fiduciary duty or violations of securities laws;

(K)	any action brought or that could be brought by any third party (1) challenging the transactions contemplated by the Purchase Agreement or (2) asserting claims arising from, or that could arise from, such transactions, in each case to the extent arising out of certain specified contracts; and

(L)	any action expressly required to be taken pursuant to the Purchase Agreement, any action not taken because it was prohibited under the Purchase Agreement, or any action taken at the express written direction of Purchaser;

provided that with respect to subclauses (A), (B), (C), (D), (E), (G) and (I), if such Effect disproportionately affects NXP and its subsidiaries, taken as a whole, compared to other similarly situated companies, then, to the extent not otherwise excluded, only such incremental disproportionate impact or impacts will be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

Additionally, the Purchase Agreement provides, among other things, that NXP has represented that the NXP Board, at a meeting duly called and held, have unanimously (i) determined that the Purchase Agreement and the transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions) are in the best interests of NXP, its business and its shareholders, employees and other relevant stakeholders, (ii) approved and adopted the Purchase Agreement (including the execution, delivery and performance of the Purchase Agreement) and the transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions) and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions) and to recommend acceptance of the Offer by the shareholders of NXP and to recommend approval and adoption of the shareholder approvals at the EGM (such recommendation, the “NXP Board Recommendation”) and that such recommendation is not conditional on works council consultation or approval.

In the Purchase Agreement, Purchaser has also made customary representations and warranties to NXP that are subject to specified exemptions and qualifications contained in the Purchase Agreement. Purchaser’s representations and warranties are, in certain cases, modified by “knowledge,” “materiality,” and “Purchaser Material Adverse Effect.” For purposes of the Purchase Agreement, “Purchaser Material Adverse Effect” means an Effect that prevents, materially impedes or materially delays the ability of Purchaser to perform its obligations under the Purchase Agreement or to consummate the transactions contemplated thereby.

Purchaser’s representations and warranties include representations relating to, among other things: organization, valid existence and standing of Purchaser; corporate power and authority relative to the Purchase Agreement and the transactions contemplated by the Purchase Agreement; required governmental authorizations or filings or other consents and approvals, and no violations of organizational documents; accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9; Purchaser’s ability to obtain sufficient funds for the transactions contemplated by the Purchase Agreement; Purchaser’s financing; absence of certain agreements with respect to Shares, absence of litigation; Letter Agreement matters, Letter of Credit matters, and lack of ownership of Shares.

None of the representations and warranties contained in the Purchase Agreement will survive the Acceptance Time.

Conduct of NXP Pending the Offer Closing. From the date of the Purchase Agreement until the Offer Closing or the earlier termination of the Purchase Agreement in accordance with its terms, except as (i) expressly required or expressly contemplated by the Purchase Agreement, (ii) set forth on the confidential disclosure letter that NXP delivered to Purchaser concurrently with the execution of the Purchase Agreement, (iii) required by applicable law or (iv) consented to in advance in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), NXP has agreed to (a) conduct its business in the ordinary course consistent with past practice and (b) use its commercially reasonable efforts to (1) preserve intact its business organization and keep available the services of its present officers and employees, (2) preserve its material relationships with manufacturers, suppliers, vendors, distributors, governmental authorities, customers, licensors, licensees and others with which it has material business relationships and (3) protect its material intellectual property. From the date of the Purchase Agreement until the Offer Closing or the earlier termination of the Purchase Agreement in accordance with its terms, except as (v) required in connection with the pre-Closing reorganization, (w) expressly required or expressly contemplated by the Purchase Agreement, (x) set forth on the confidential disclosure letter that NXP delivered to Purchaser concurrently with the execution of the Purchase Agreement, (y) required by applicable law or (z) as consented to in advance by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed), NXP will not, and will cause its subsidiaries not to:

(a)	amend, adopt any amendment or otherwise change its articles of association, bylaws or other similar organizational documents;

(b)	(i) split, combine, subdivide, exchange or reclassify any shares in its share capital or other equity interests, (ii) declare, set aside or pay any dividend or other distribution in respect of its shares or authorize the issuance of any other securities in respect of shares in its share capital or other equity interests, except for dividends by any of its wholly owned subsidiaries to NXP or its other wholly owned subsidiaries, (iii) offer to, or otherwise redeem, repurchase or otherwise acquire any securities of NXP or any of its subsidiaries, except as required by the terms of any NXP benefit plan, (iv) enter into any agreement with respect to the voting or registration of its share capital or (v) other than offers and sales pursuant to Form S-8 that are otherwise permitted under the Purchase Agreement, register the offer or sale of any class of debt or equity securities pursuant to the Securities Act, or otherwise subject any class of debt or equity securities to the periodic reporting requirements of the Exchange Act;

(c)	(i) issue, pledge, dispose, grant, transfer, encumber or sell, any shares of any securities of NXP or any of its subsidiaries, or authorize any of the foregoing, other than the issuance of any Shares upon the exercise of NXP Options or equity awards that are outstanding on the date of the Purchase Agreement or granted in accordance with the terms of the Purchase Agreement or (ii) adjust or amend the rights of or any term of any security of NXP (including NXP Options) or any of its subsidiaries;

(d)	(i) acquire any other person or business or any assets (other than ordinary course purchases from vendors) or properties of any other person or (ii) make any investment in any other person either by purchase of stock or securities, contributions to capital, or property transfers, except in each case for (A) acquisitions from wholly owned subsidiaries of NXP, (B) the purchase of equipment, supplies and inventory in the ordinary course of business consistent with past practice, (C) inbound licenses of intellectual property in the ordinary course of business consistent with past practice and (D) acquisitions of any assets (other than ordinary course purchases from vendors) for aggregate consideration not exceed $25,000,000 (provided that such exception does not apply to acquisitions of persons or businesses);

(e)

sell, lease, license, transfer, divest, allow to lapse, dispose of, or otherwise mortgage, encumber or subject to any lien, to any person (including any subsidiary of NXP) in a single transaction or series of related transactions any of its (i) assets, securities, properties, interests or businesses, including the capital stock of NXP subsidiaries (other than NXP intellectual property), except (x) in the ordinary course of business consistent with past practice, (y) disposition of immaterial equipment and immaterial property (other than NXP intellectual property) no longer required in the operation of the business and (z) sales or dispositions for aggregate consideration not to exceed $25,000,000 (provided that the exception in this clause (z) will not apply to divestitures) or (ii) NXP intellectual property (except (A) for non-exclusive grants (covenants-not-to-sue and licenses) in the ordinary course of business consistent with past practice, unless otherwise prohibited by the Purchase Agreement, (B) the disposition of any immaterial NXP intellectual property and (C) in the case of NXP registered intellectual property, abandonment of applications for such intellectual property in response to actions before the United States Patent and Trademark Office or any equivalent foreign governmental authority);

(f)	(i) amend, modify, terminate or waive (x) any contract that, as a result of the transactions contemplated by the Purchase Agreement, requires any consent, waiver or approval of any person, or results in the triggering of (1) any rights that the counterparty would not otherwise have or (2) any liabilities that NXP and its subsidiaries or other affiliates (including future affiliates of NXP) would not otherwise have, pursuant to such contract, (y) any contract that would obligate or bind certain upstream future affiliates of NXP to (A) grant licenses or other rights with respect to intellectual property, (B) to be restricted from conducting the business and operations or (C) to provide exclusivity or “most-favored nations” status to third-parties, or (z) any material NXP real property lease or (ii) enter into or become bound by any contract that if entered into prior to the date of the Purchase Agreement would have been a contract of the type described in the preceding clauses (x), (y) or (z);

(g)	enter into or become bound by, or amend, modify, terminate or waive any contract or other obligation relating to the acquisition, disposition or granting of any license with respect to intellectual property rights, or otherwise encumber any NXP intellectual property rights (including by the granting of any covenants, including any covenant-not-to-sue or covenant-not-to-assert), other than non-exclusive grants in the ordinary course of business made in connection with the sale, development, testing or manufacture of NXP products;

(h)	adopt, establish, terminate, amend or modify, in each case in any material respect, any policies or procedures, whether written or oral, with respect to the use or distribution by NXP or any of its subsidiaries of any public software;

(i)	make any loans, advances or capital contributions to, or investments in, any other person (other than loans, advances or capital contributions among NXP and any of its wholly owned subsidiaries and capital contributions to or investments in its wholly owned subsidiaries), in each case in the ordinary course consistent with past practice;

(j)	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise), other than (i) indebtedness incurred between NXP and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or guarantees by NXP of indebtedness of any wholly owned subsidiary of NXP, in each case in the ordinary course of business consistent with past practice and (ii) revolving loans under the NXP revolving credit facility in the ordinary course of business consistent with past practice;

(k)

except as required by the terms of a NXP benefit plan, (i) increase the compensation or benefits of any company service provider other than in the ordinary course of business consistent with past practice for company service providers below the Grade 9 level, (ii) grant any equity (or equity-based) award to any company service provider, (iii) grant any rights to severance, termination pay, retention or change in control benefit or agreement to any current or future company service provider, other than in the ordinary course of business consistent with past practice for company service providers below the Grade 9 level, (iv) pay or award any bonus or incentive compensation (including any discretionary cash payments) to any company service provider, other than in the ordinary course of business consistent with past practice for company service providers below the Grade 9 level, (v) establish, adopt, enter into or amend any benefit plan (or any award granted under any benefit plan), (vi) amend or waive any performance or vesting criteria or accelerate the vesting or lapsing of restrictions with respect to any compensation, benefits, equity-based compensation (including, without limitation, any equity awards), incentive compensation or the forgiveness of indebtedness of any loan, (vii) make any material changes to existing employment or other agreements with employees or enter into any new employment agreements, other than in the ordinary course of business consistent with past practice for employees below the Grade 9 level, (viii) hire or terminate the employment of any company service provider (other than a termination for “cause”), other than in the ordinary course of business consistent with past practice for company service providers below the Grade 9 level, (ix) create any retention-related pools of cash, shares or other payments, (x) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any benefit plan, (xi) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, other than in the ordinary course of business consistent with past practice, (xii) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan, except in accordance with GAAP or applicable law or (xiii) waive or materially amend any restrictive covenant entered into by any company service provider, other than in the ordinary course of business consistent with past practice for company service providers below the Grade 9 level;

(l)	make or authorize any capital expenditures, except as consistent in all material respects with (x) NXP’s current capital expenditure plan, (y) any other subsequent annual capital budget that (1) is prepared in the ordinary course of business by NXP and approved by the NXP Board and (2) provides for total capital expenditures that do not exceed, in the aggregate, 110% of those set forth in the capital expenditure plan referred to in clause (x);

(m)	pay, settle or satisfy any liabilities (i) in excess of $5,000,000 individually and $25,000,000 in the aggregate, other than the payment, settlement or satisfaction of liabilities reflected or reserved against in the July 3, 2016 balance sheet of NXP or (ii) that constitute outstanding indebtedness for borrowed money other than either (x) at stated maturity and (y) in connection with any required amortization payments or mandatory prepayments (it being understood that any voluntary prepayments will require Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed);

(n)	pay, discharge, compromise, settle or satisfy any action against NXP or any of its subsidiaries or any of their respective directors or officers, other than (i) in the ordinary course of business consistent with past practice and (ii) where the amount paid or to be paid by NXP and its subsidiaries does not exceed $5,000,000 individually or $25,000,000 in the aggregate (in each case, net of insurance proceeds, indemnity, contribution or similar payments received by NXP or any of its subsidiaries in respect thereof), in each case, only without the imposition of equitable relief on, or the admission of wrongdoing by, NXP or any of its subsidiaries or any of their respective officers or directors;

(o)	convene any general or special meeting of the shareholders of NXP other than an EGM pursuant to the Purchase Agreement (unless such a meeting is required by applicable law);

(p)	write up, write down or write off the book value of any assets, except (i) for depreciation and amortization in accordance with GAAP consistently applied, (ii) as otherwise required under GAAP (including to increase any reserves for contingent liabilities) or (iii) in the ordinary course of business consistent with past practice in accordance with GAAP;

(q)	change NXP’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

(r)	change any material method of tax accounting, settle or compromise any audit or other proceeding relating to a material amount of tax, make or change any material tax election or file any material amended tax return, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes, enter into any closing agreement with respect to any material amount of tax or surrender any right to claim any material tax refund;

(s)	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of NXP or its subsidiaries (other than in connection with the Post-Closing Reorganization);

(t)	form or commence the operation of any business or any partnership, joint venture or other similar business organization or enter into a new line of business that is material to NXP and its subsidiaries, taken as a whole; or

(u)	agree, resolve or commit to do any of the foregoing.

No Solicitation. NXP has agreed not to, and has agreed to cause its subsidiaries and the representatives of NXP or any of its subsidiaries not to, and not to publicly announce any intention to, directly or indirectly,

•	solicit, initiate or knowingly facilitate, knowingly induce or encourage (including by providing information, cooperation or assistance) any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Alternative Acquisition Proposal (as defined below),

•	enter into, continue or otherwise participate in any discussions or negotiations regarding any Alternative Acquisition Proposal, or

•	execute or enter into any letter of intent, agreement in principle, acquisition agreement or other contract (whether or not binding) with respect to an Alternative Acquisition Proposal.

NXP has also agreed to, and has also agreed to cause each of its subsidiaries and each of the representatives of NXP and its subsidiaries to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any person conducted prior to the date of the Purchase Agreement with respect to any Alternative Acquisition Proposal, and has agreed not to modify, amend or terminate, or waive, release or assign, any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which NXP or any of its subsidiaries is a party relating to any such Alternative Acquisition Proposal and has agreed to enforce the provisions of any such agreement. NXP, however, will be permitted to (i) release or waive the standstill obligations solely to the extent necessary to permit the party referenced therein to submit an Alternative Acquisition Proposal to the NXP Board on a confidential basis conditioned upon such person agreeing that NXP will not be prohibited from providing any information to Purchaser regarding any such Alternative Acquisition Proposal in accordance with the terms of the Purchase Agreement.

If NXP receives an unsolicited, bona fide written Alternative Acquisition Proposal prior to the Offer Closing or the earlier termination of the Purchase Agreement in accordance with its terms, NXP may then take the following actions (but only if (A) the NXP Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under the laws of The Netherlands and (B) (i) the NXP Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Alternative Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) the submission of such Alternative Acquisition Proposal did not result from or arise in connection with a breach of this no solicitation covenant):

•	furnish nonpublic information with respect to NXP and its subsidiaries to the person or group making such Alternative Acquisition Proposal, provided that,

•	prior to furnishing any such nonpublic information, it receives from such person or group an executed confidentiality agreement containing confidentiality terms at least as restrictive in the aggregate as the terms contained in the Confidentiality Agreement (as defined below), and which may not contain any exclusivity provision or other term that would restrict, in any manner, NXP’s ability to consummate the transactions contemplated by the Purchase Agreement or to comply with its disclosure obligations to Purchaser pursuant to the Purchase Agreement, and

•	prior to or contemporaneously with furnishing any such nonpublic information to such person or group, it furnishes such nonpublic information to Purchaser; and

•	engage in discussions or negotiations with such person or group with respect to such Alternative Acquisition Proposal.

NXP is required to notify Purchaser as promptly as practicable (and in any event within 24 hours) after receipt of any Alternative Acquisition Proposal or any request for nonpublic information or any inquiry that would reasonably be expected to lead to any Alternative Acquisition Proposal, and to provide Purchaser with written notice of the material terms and conditions of such Alternative Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Alternative Acquisition Proposal, request or inquiry, if not previously provided pursuant to the no solicitation covenant. Commencing upon the provision of any notice referred to above and continuing until such Alternative Acquisition Proposal, request or inquiry is withdrawn, (i) NXP (or its outside legal counsel) will keep Purchaser (or its outside counsel) informed on a reasonably current basis regarding the status and terms (other than immaterial terms) of discussions and negotiations relating to any such Alternative Acquisition Proposal, request or inquiry at the request of Purchaser and (ii) NXP will, as promptly as practicable (and in any event within 24 hours following the receipt or delivery thereof), provide Purchaser (or its outside legal counsel) with unredacted copies of all written proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any such Alternative Acquisition Proposal.

For the purposes of the Purchase Agreement, an “Alternative Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any person or group (or the stockholders of any person) relating to, or that would reasonably be expected to lead to, any of the following transactions:

•	a transaction or series of transactions pursuant to which any third party acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding Shares or other equity securities of NXP (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of NXP, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving NXP or any of its Subsidiaries;

•	any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of NXP subsidiaries and any entity surviving any merger or combination including any of them) of NXP or its subsidiaries representing 20% or more of the revenues, net income or assets (in each case, on a consolidated basis) of NXP and its subsidiaries, taken as a whole; or

•	other than transactions that have been disclosed by NXP prior to the date of the Purchase Agreement, any disposition of assets representing 20% or more of the revenues, net income or assets (in each case, on a consolidated basis) of NXP and its subsidiaries, taken as a whole.

For the purposes of the Purchase Agreement, a “Superior Proposal” means a bona fide written Alternative Acquisition Proposal that is binding on the offeror, that did not result from a breach of the no solicitation covenant and that the NXP Board has determined in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of the proposal and the person making the proposal,

•	is more favorable to NXP and its shareholders, employees and other stakeholders than the transactions contemplated by the Purchase Agreement,

•	is reasonably likely to be consummated, and

•	to the extent third party financing is required, such financing is then fully committed.

For purposes of the definition of “Superior Proposal,” each reference in the definition of “Alternative Acquisition Proposal” to “20%” will be deemed to be a reference to “50%”.

NXP Board Recommendation. NXP has agreed that the NXP Board, or any committee of the NXP Board, will not directly or indirectly:

(i)	withhold, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, the NXP Board Recommendation or fail to make, or include in the applicable NXP disclosure documents, the approval, adoption, recommendation or declaration of advisability by the NXP Board or any committee thereof, of the Purchase Agreement, of the Offer or any of the other transactions contemplated by the Purchase Agreement, or make any public statement inconsistent with the NXP Board Recommendation;

(ii)	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Acquisition Proposal; or

(iii)	publicly make any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal;

(any action described in clauses (i) through (iii) above, an “Adverse Recommendation Change”).

In addition, NXP has agreed that the NXP Board, nor any committee of either of the NXP Board, will not directly or indirectly, approve or recommend, or publicly propose to approve or recommend, or allow NXP or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract (other than a confidentiality agreement pursuant to the no solicitation covenant) (i) relating to any Alternative Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Acquisition Proposal or (ii) requiring it (or that would require it) to abandon, terminate or fail to consummate the transactions contemplated by the Purchase Agreement.

Solely in response to a Superior Proposal received after the date of the Purchase Agreement, the NXP Board may, at any time prior to the Expiration Time, make an Adverse Recommendation Change or validly terminate the Purchase Agreement to enter into a definitive agreement with respect to such Superior Proposal or authorize, resolve, agree or publicly propose to take any such action, only if all of the following conditions are met:

(i)	NXP has not breached any of its obligations under the no solicitation covenant (where such breach proximately caused such Superior Proposal being received by NXP);

(ii)	NXP will have:

•	provided Purchaser four business days’ prior written notice, which will state expressly:

•	that NXP has received a Superior Proposal,

•	the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the person or group making the Superior Proposal),

•	and will have contemporaneously provided an unredacted copy of the alternative acquisition agreement and all other documents (other than immaterial documents) related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal will require a new notice and a new three business day period) and

•	that, subject to clause (iii) below, the NXP Board has determined to effect an Adverse Recommendation Change or to terminate the Purchase Agreement and concurrently pay the Company Termination Compensation (as defined below) in order to enter into the alternative acquisition agreement, and

•	prior to making such an Adverse Recommendation Change or terminating the Purchase Agreement and concurrently paying the Company Termination Compensation, to the extent requested by Purchaser,

engaged in good faith negotiations with Purchaser during such four business day period to amend the Purchase Agreement in such a manner that the alternative acquisition agreement ceases to constitute a Superior Proposal;

(iii)	the NXP Board will have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Superior Proposal and taking into account any revised terms proposed by Purchaser, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate the Purchase Agreement, as applicable, would be inconsistent with the directors’ fiduciary duties under the laws of The Netherlands.

In addition, the NXP Board may, at any time prior to the Expiration Time, make an Adverse Recommendation Change or authorize, resolve, agree or publicly propose to take any such action upon the occurrence of an Intervening Event (as defined below) only if all of the following conditions are met:

(i)	NXP will have

•	provided Purchaser four business days’ prior written notice, which will:

•	set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change; and

•	state expressly that, subject to clause (ii) below, the NXP Board has determined to effect an Adverse Recommendation Change; and

•	prior to making such an Adverse Recommendation Change, to the extent requested by Purchaser, engaged in good faith negotiations with Purchaser during such four business day period to amend the Purchase Agreement in such a manner that the failure of the NXP Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the directors’ fiduciary duties under the laws of The Netherlands; and

(ii)	the NXP Board will have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and taking into account any revised terms proposed by Purchaser, the failure to make an Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under the laws of The Netherlands.

For purposes of the Purchase Agreement, the term “Intervening Event” means an event, development or change in circumstances occurring, arising or first coming to the attention of the NXP Board after the date of the Purchase Agreement and prior to Expiration Time, which causes the NXP Board to determine in good faith (after consultation with its outside legal counsel and financial advisors) that failure to make an Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under the laws of The Netherlands, provided that in no event will the receipt, existence or terms of an Alternative Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

The Purchase Agreement does not prohibit NXP or the NXP Board from taking and disclosing to NXP’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer). However, any such disclosure will be deemed an Adverse Recommendation Change unless the NXP Board expressly publicly reaffirms its recommendation.

Compensation Arrangements. Prior to the Offer Closing, NXP will take all steps that may be required, necessary or advisable to cause each benefit plan or similar arrangement that has been or after the date of the Purchase Agreement will be entered into by NXP or any of its subsidiaries with any of its directors, officers or employees pursuant to which consideration is payable to any director, officer or employee to be approved by the

Nominating and Compensation Committee of the NXP Board as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) promulgated under the Exchange Act. At the time of the taking of such steps described in this provision, the Nominating and Compensation Committee of the NXP Board will be composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and the instructions thereto.

Obligations Regarding Pre-Closing Reorganization Transactions. Purchaser and NXP agree to take all action necessary to affect certain NXP internal reorganization steps and related dispositions (the “Pre-Closing Internal Reorganization”) prior to the Expiration Time.

Delisting. NXP has agreed that prior to the Acceptance Time, NXP will cooperate with Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to cause the delisting of NXP and the Shares from NASDAQ as promptly as practicable after the Offer Closing and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Anti-Takeover Measures. NXP has agreed that NXP and the NXP Board will take all actions within their power and authority necessary so no anti-takeover measures are or become applicable to the transactions contemplated by the Purchase Agreement. If any anti-takeover measure becomes applicable to any of the transactions contemplated by the Purchase Agreement, NXP and the NXP Board will grant such approvals and take such actions within their power and authority as are necessary, so that any such transactions may be consummated as promptly as practicable on the terms contemplated by the Purchase Agreement, as applicable, and otherwise act within their power and authority to eliminate such anti-takeover measures on such transactions.

Director and Officer Indemnification; Insurance. Pursuant to the terms of the Purchase Agreement, for six years after the Offer Closing, Purchaser will cause (and Purchaser will cause Parent to cause) NXP and its subsidiaries to indemnify and hold harmless the present and former directors and officers of NXP and its subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Offer Closing and in connection with the Asset Sale and the Second Step Distribution, to the fullest extent permitted by applicable law or to the extent provided under NXP’s and its subsidiaries’ organizational documents in effect on the date of the Purchase Agreement. In the event that any Indemnified Person is made party to any action arising out of or relating to matters that would be indemnifiable as described in the immediately preceding sentence, Purchaser and NXP will advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification, in each case except to the extent prohibited under applicable law.

For a period of six years following the Offer Closing, Purchaser will cause (and Purchaser will cause Parent to cause) NXP and its subsidiaries to honor and fulfill in all respects the obligations of NXP and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Offer Closing between NXP or any of its subsidiaries and any Indemnified Person. In addition, for a period of six years following the Offer Closing, Purchaser will cause (and Purchaser will cause Parent to cause) NXP and its subsidiaries to cause the certificate of incorporation and bylaws (or other similar organizational documents) of NXP and its subsidiaries to contain provisions with respect to exculpation of liability of all Indemnified Persons, indemnification of all Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions contained in NXP’s and its subsidiaries’ organizational documents in effect on the date of the Purchase Agreement. To the maximum extent permitted by applicable law, such indemnification and exculpation will be mandatory rather than permissive.

In addition, Purchaser will obtain, or cause to be obtained, as of the Offer Closing, a “tail” insurance policy with a claims period of six years after the Offer Closing with respect to directors’ and officers’ liability covering each person currently covered by NXP’s directors’ and officers’ liability insurance policy for acts and omissions occurring at or prior to the Offer Closing on terms that are no less favorable in the aggregate than those of such policy of NXP in effect on the date of the Purchase Agreement, which insurance will be in effect and prepaid for such six year period prior to the Offer Closing; provided, that in no event will the total cost for such prepaid “tail” insurance policy exceed 300% of the annual premiums paid as of the date of the Purchase Agreement by NXP for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then Purchaser may obtain a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap. If Purchaser for any reason fails to obtain such “tail” insurance policy as of the Offer Closing, Purchaser will continue to maintain in effect, for a period of at least six years from and after the Offer Closing, the directors’ and officers’ liability insurance in place as of the date of the Purchase Agreement with NXP’s current insurance carrier or with an insurance carrier with the same or better credit rating as NXP’s current directors’ and officers’ liability insurance carrier.

Employee Matters. For a one-year period beginning on the date of the Offer Closing (or, such shorter period of employment, as the case may be), each continuing employee whose terms and conditions of employment are not governed by a collective bargaining, works council, or similar agreement will receive from Purchaser (or its applicable affiliate) compensation (including base salary and annual bonus opportunity) that is substantially comparable in the aggregate as to what such continuing employee was entitled to immediately prior to the date of the Offer Closing and benefits that are substantially comparable in the aggregate to either those benefits that are generally made available as of the date of the Purchase Agreement by NXP to such employees or by Purchaser to similarly situated employees of Purchaser and its affiliates, as determined by Purchaser in its sole discretion. Purchaser will cause NXP and its subsidiaries to honor the terms of any written collective bargaining agreement or similar agreements to which NXP or its subsidiaries are bound. Any continuing employee who incurs a termination of employment during the one-year period beginning on the date of the Offer Closing will be entitled to receive the severance pay and benefits that such continuing employee would have received from NXP and its affiliates under NXP’s severance plans and policies in effect immediately prior to the Offer Closing.

Each individual who is employed by NXP or any of its affiliates as of immediately prior to the Offer Closing and who is a participant in a cash bonus program maintained by NXP or one of its affiliates for the year in which the Offer Closing occurs will be eligible to receive a cash bonus based on the level of achievement of the applicable performance criteria as of the Offer Closing (as determined by the Nominating and Compensation Committee of the NXP Board), prorated based on the number of days in the applicable performance period that have elapsed as of the Offer Closing, payable at the same time that such bonus would have been paid had the Offer Closing not occurred (subject to the same employment or service requirement and any acceleration of payments based on the terms of the applicable bonus program as in effect immediately prior to the Offer Closing).

As soon as reasonably practicable following the date of the Purchase Agreement, NXP will take all actions necessary to prohibit participants in NXP’s employee stock purchase program (“ESPP”) from increasing their payroll deductions from those in effect on the date of the Purchase Agreement (or making separate non-payroll contributions to the ESPP). If the Offer Closing occurs prior to the scheduled ending date of an offering period under the ESPP, NXP will take all actions necessary to shorten such offering period so that it ends no later than one business day prior to the Offer Closing. Effective as of the Offer Closing, NXP will terminate the ESPP.

Regulatory Approvals; Efforts. NXP and Purchaser have agreed to use their reasonable best efforts to consummate the transactions contemplated by the Purchase Agreement, including by (i) promptly obtaining all authorizations, consents, orders and approvals from any governmental authority that are necessary to consummate the transactions contemplated by the Purchase Agreement, (ii) taking all actions that may be requested by any such governmental authority to obtain such authorizations, consents, orders and approvals, and (iii) avoiding any legal orders, or dissolution of any such legal orders, that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by the Purchase Agreement. These efforts include, but are not limited to, (A) filing a Notification and Report Form pursuant to the HSR Act on or prior to January 31, 2017 and (B) promptly (and consistent with market practice) making all other required filings with respect to the EU Merger Regulation and the other required antitrust approvals. Neither NXP nor Purchaser will extend any waiting period under the HSR Act, the EU Merger Regulation or the other required antitrust approvals or enter into any agreement with any governmental authority not to consummate the transactions contemplated by the Purchase Agreement, unless with the prior written consent of the other party.

NXP and Purchaser will consult and cooperate with one another and consider in good faith the views of one another in connection with any proceedings relating to antitrust laws, and each will provide to the other, in advance, any written analyses, presentations, memoranda, briefs and proposals made or submitted to any governmental authority in connection such proceedings. Either party may limit the disclosure of commercially sensitive portions of such materials to the outside counsel and consultants of the other party.

NXP and Purchaser will give each other prompt notice of any pending or threatened request, inquiry or other action brought by a governmental authority, or brought by a third party to a governmental authority, in respect of the transactions contemplated by the Purchase Agreement (an “Antitrust Investigation”). To the extent permitted by applicable law and other applicable limitations (including the preservation of attorney-client privilege), each party will keep the other informed of the status of any Antitrust Investigation, promptly notify each other of any communications (other than non-material communications) received from any governmental authority regarding the transactions contemplated by the Purchase Agreement and give each other reasonable advance notice of all meetings and teleconferences (unless non-material) with any such governmental authority. NXP and Purchaser will consult with each other in advance and consider in good faith each other’s views in connection with any such Antitrust Investigation, including by providing the other party reasonable opportunity to comment on any analysis, memorandum or other presentation made or submitted to any such governmental authority.

NXP and Purchaser will, and Purchaser will cause Parent to, promptly furnish to each other all information required to be included in any application or filing made in connection with applicable antitrust laws. Each party will have the right to review and, to the extent practicable, to be consulted in good faith on any information relating to it or its affiliates that might appear in any such applications or filings, and its comments will be considered by the other party. In the case of confidential or proprietary information of a providing party contained in such applications or filings, disclosure of such information may be limited to other party’s outside antitrust counsel, and such antitrust counsel will not disclose such information to the other party and will enter into a customary joint defense agreement, if requested. Acting in good faith, Purchaser will direct and control all aspects of the parties’ efforts to obtain regulatory clearance with any governmental authority or in any action brought to enjoin the transactions contemplated by the Purchase Agreement. Purchaser will provide NXP with reasonable advance notice of any commitment or material actions that it proposes to undertake in connection with such efforts and consult with and consider the views of NXP in connection therewith. In addition, Purchaser will give NXP reasonable advance notice of, and the opportunity to participate in (if possible, and provided that Purchaser does not have to cancel or reschedule), all meetings with governmental authorities in connection with antitrust laws and regulations and the transactions contemplated by the Purchase Agreement. Purchaser will use good faith efforts to ensure NXP has reasonable advance notice of, and the opportunity to participate in, all teleconferences (unless non-material) with any such governmental authorities and will provide NXP with a reasonably detailed update on such proceedings if NXP is unable to attend.

In the event that any action is commenced challenging the transactions contemplated by the Purchase Agreement as violating any antitrust law, each party will cooperate with the other party and use its respective reasonable best efforts to contest and resist any such action and to have vacated, lifted, reversed or overturned any order resulting therefrom that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Purchase Agreement.

Purchaser will, and will cause its affiliates to promptly take all actions necessary to (a) secure the expiration or termination or any applicable waiting periods under the HSR Act or EU Merger Regulations and the other required antitrust approvals and (b) resolve any objections to such transactions from any governmental authority, in each case to the extent necessary in order to prevent the imposition of any legal restraint that would prevent, restrict or delay the consummation of such transactions, including (i) proffering to, or agreeing to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agreeing to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Acceptance Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of NXP and any of its subsidiaries (or to consent to any such sale, divestiture, lease, license, transfer, disposition or other encumbrance by NXP and any of its subsidiaries of any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein), (ii) agreeing to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Purchaser’s or any of its affiliates’ ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Purchaser’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of NXP or (iii) agreeing to other structural, behavioral or conduct relief with respect to the behavior of NXP and any of its subsidiaries (each, a “Remedy Action”). In no event will (x) NXP proffer, take or agree to take any Remedy Action without Purchaser’s prior written consent and (y) Purchaser, NXP or any of their respective affiliates be required to take, or proffer or agree to take (A) any Remedy Action that would have or would reasonably be expected to have a Company Material Adverse Effect or (b) any actions, including any Remedy Action, with respect to Purchaser’s or its affiliates respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements.

NXP and Purchaser must refrain, and must cause their respective affiliates to refrain, from acquiring or agreeing to acquire any assets or businesses that would reasonably be expect to (x) prevent, materially impede, or materially delay receipt of any authorizations, consents, orders, or approvals of governmental authorities, (y) prevent, materially delay, or impede the Offer Closing or (z) cause any governmental authority to object to the transactions contemplated by the Purchase Agreement.

Letter Agreement Matters. Purchaser has agreed that it will (a) take any and all actions (including enforcing its rights against Parent under the Letter Agreement) necessary to ensure that Parent performs, satisfies and discharges, and has the ability to perform, satisfy and discharge, each and every covenant, term, condition or other obligation (both monetary and nonmonetary) to be performed or complied with by Parent under, and in accordance with the terms of, the Letter Agreement, (b) not agree, resolve or commit to amend, modify, terminate or waive (or permit Parent to so agree, resolve or commit to amend, modify, terminate or waive) any right or remedy under, the Letter Agreement and (c) not take, or agree, resolve or commit to take (or permit Parent to so take, agree, resolve or commit to take), any action that could in any way adversely impact any of Purchaser’s rights (including Purchaser’s ability to enforce its rights) under the Letter Agreement.

Letter of Credit. On or prior to November 26, 2016, Purchaser will deliver to NXP (i) one or more irrevocable standby letters of credit from the financial institutions named in such letters (each, a “L/C Bank”), for the amount of $2,000,000,000 in the aggregate in favor of NXP (each, a “Letter of Credit”), pursuant to which NXP will have the right to draw in amounts to fund the Purchaser Termination Compensation (as defined below) or to satisfy any damages judgment, decision or award of a governmental authority pursuant to which Purchaser would be obligated to pay amounts to NXP in accordance with the terms of the Purchase Agreement. Each Letter of Credit will provide that the applicable L/C Bank will fund all funds under the applicable Letter of Credit to NXP within five business days after the L/C Bank receives either (i) written confirmation from both Parent and NXP that they mutually agree that such funds are payable to NXP pursuant to the Purchase Agreement or (ii) from NXP with a copy of an order from a Chosen Court (as defined below) finding that such funds are due and payable to NXP pursuant to the Purchase Agreement. Except as set forth in the Letters of Credit, until the earlier of (x) the Offer Closing and (y) such time as the Purchase Agreement is validly terminated in accordance with its terms, Purchaser will not, and will not permit any of its affiliates to, (a) agree, resolve or commit to amend, modify, terminate or waive any right or remedy under the Letters of Credit and (b) take, agree, resolve, commit to take, any action that could in any way adversely impact any of NXP’s rights (including NXP’s ability to enforce its rights) under the Letters of Credit. Purchaser will arrange that any and all commitment fees or other fees required to be paid pursuant to the terms of the Letter of Credit or any financing facility or reimbursement agreement under which the Letters of Credit will be issued on or before November 26, 2016, will be paid in full, and will pay in full any such amounts due on or before the Offer Closing. Upon issuance, Purchaser will provide to NXP a true, complete and correct copy of each Letter of Credit.

Funds Available at the Offer Closing. Purchaser has agreed to procure and have available, as of the Offer Closing, funds sufficient to pay all of the cash amounts required to be provided by Purchaser in connection with the consummation of the transactions contemplated by the Purchase Agreement, including the amounts payable in connection with the consummation of the such transactions.

Financing Cooperation. NXP has agreed to reasonably cooperate in connection with the arrangement of Purchaser’s debt financing as may be reasonably requested by Purchaser, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of NXP or its subsidiaries.

Litigation. NXP and Purchaser have agreed that NXP will control any action brought against NXP or any of its subsidiaries relating in any way to the Purchase Agreement or the transactions contemplated thereby; provided that NXP will give Purchaser the right to (i) review and comment in advance on all filings or responses to be made by NXP in connection with any litigation related to the transactions contemplated by the Purchase Agreement (and any amendments thereto) and NXP will consider in good faith any comments proposed by Purchaser, (ii) fully participate in (at Purchaser’s expense), but not control, the defense of any such litigation, (iii) consult on any settlement with respect to such litigation and (iv) fully participate in any negotiations or mediation with respect to any settlement with respect to such litigation, and no such settlement will be agreed to without Purchaser’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). NXP will promptly notify Purchaser of any such litigation related to the transactions contemplated by the Purchase Agreement brought, or threatened in writing, against NXP, members of NXP Board or any subsidiary of NXP and will keep Purchaser informed on a current basis with respect to the status thereof.

Other Covenants. The Purchase Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to employee matters, cooperation in the preparation of certain public filings and required documentation, public announcements, access to information, notices of certain events and confidentiality obligations.

Termination of the Purchase Agreement. The Purchase Agreement may be terminated and the transactions contemplated by the Purchase Agreement may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of NXP and Purchaser;

•	by either NXP or Purchaser, if:

•	the Acceptance Time has not occurred on or before the End Date, as it may be extended in accordance with the Purchase Agreement (an “End Date Termination”), provided that the End Date Termination will not be available to any party that is in breach of its covenants or agreements under the Purchase Agreement where such breach proximately caused the failure of the Acceptance Time to occur by the End Date;

•	the Restraints Condition is not satisfied and the applicable law or order has become final and non-appealable (a “Restraints Termination”), provided that the party seeking to exercise the Restraints Termination must have complied with its obligations described under “Regulatory Approvals; Efforts” above; or

•	the Offer has expired without all of the conditions to the Offer having been satisfied (a “Condition Failure Termination”), provided that the Condition Failure Termination will not be available to any party to the Purchase Agreement whose breach of any provision of the Purchase Agreement proximately caused the Offer having expired without all of the conditions to the Offer having been satisfied, and will not be available to Purchaser if Purchaser has not extended the Offer in circumstances where Purchaser is required to extend the Offer under the Purchase Agreement;

•	by Purchaser:

•	if NXP breaches any of its representation or warranties or fails to perform any of its covenants or agreements set forth in the Purchase Agreement, which breach or failure would result in any of the conditions to the Offer not being satisfied and such breach or failure cannot be or has not been cured by the earlier of (i) the second business day prior to the End Date or (ii) 30 days after receipt by NXP of written notice of such breach or failure (a “NXP Breach Termination”), provided that a NXP Breach Termination will not be available if Purchaser is in material breach of its obligations under the Purchase Agreement;

•	following an Adverse Recommendation Change (an “Adverse Recommendation Change Termination”); or

•	if the EGM has been concluded and the Governance Resolutions have not been adopted, or if the Subsequent EGM has been concluded and the resolutions approving the Asset Sale have not been adopted (an “EGM Termination”);

•	by NXP:

•	if (A) NXP has received a Superior Proposal, (B) NXP has complied with its covenants restricting solicitation under the Purchase Agreement, (C) the NXP Board approves, and NXP concurrently with the termination of the Purchase Agreement, enters into, an alternative acquisition agreement with respect to such Superior Proposal, (D) prior to or concurrently with such termination, NXP pays to Purchaser the Company Termination Compensation (as defined below) and (E) NXP will not have breached any of its obligations under the termination provisions, where such breach proximately caused such Superior Proposal to be received by NXP (a “Superior Proposal Termination”); or

•	if Purchaser breaches any of its representations or warranties or failure to perform any covenant or agreement set forth in the Purchase Agreement, which breach or failure would result in any of the conditions to the Offer not being satisfied and such breach or failure cannot be or has not been cured by the earlier of the second business day prior to the End Date or 30 days after receipt by Purchaser of written notice of such breach or failure (a “Purchaser Breach Termination”), provided that a Purchaser Breach Termination will not be available if NXP is in material breach of its obligations under the Purchase Agreement.

Effect of Termination. If the Purchase Agreement is validly terminated in accordance with its terms, notice of such termination will be given to the non-terminating party, the Purchase Agreement will become void and of no effect, with no liability remaining on the part of any party to the Purchase Agreement (or any director, officer, employee, shareholder, representative, agent or advisor of such party). In no event will any such termination relieve any party to the Purchase Agreement from its obligations under the Confidentiality Agreement and under the Purchase Agreement (i) restricting public disclosure of the transactions contemplated by the Purchase Agreement, (ii) of Purchaser to reimburse and indemnify NXP for expenses relating to and losses suffered in connection with the Purchaser’s debt financing, (iii) the obligations of Purchaser and NXP with respect to the payment of any expenses and each of the Purchaser Termination Compensation and Company Termination Compensation under the Purchase Agreement and (iv) certain other provisions regarding termination and other miscellaneous provisions. In no event will either party to the Purchase Agreement be relieved of any liability for damages resulting from such party’s fraud or willful breach of the Purchase Agreement prior to its termination.

Termination Payments. Other than with respect to the Pre-Closing Internal Reorganization and Purchaser’s debt financing, Purchaser and NXP will each pay all of its own fees, costs and expenses incurred in connection with the transactions contemplated by the Purchase Agreement (whether or not they are consummated). In addition, NXP has agreed to pay Purchaser an amount equal to $1,250,000,000 (the “Company Termination Compensation”) if:

•	NXP terminates the Purchase Agreement pursuant to a Superior Proposal Termination;

•	Purchaser terminates the Purchase Agreement pursuant to an Adverse Recommendation Change Termination; or

•	(A) an Alternative Acquisition Proposal has been publicly made or otherwise become generally known to the public prior to the Acceptance Time, (B) the Purchase Agreement is terminated (1) by Purchaser or NXP pursuant to an End Date Termination (subject to certain exceptions), (2) by NXP or Purchaser pursuant to a Condition Failure Termination and the Minimum Condition has not been satisfied as of the Expiration Time (provided that the Antitrust Clearance Condition and the Restraints Condition have been satisfied as of such date) or (3) by Purchaser pursuant to a NXP Breach Termination or an EGM Termination and (C) within 12 months of such termination, NXP enters into a definitive agreement with any third party to consummate, or consummates, any transaction referenced in the definition of Alternative Acquisition Proposal (provided that any references in such definition to 20% will be deemed to be references to 50%) whether or not such third party is the same party whose Alternative Acquisition Proposal has been publicly made or otherwise become generally known.

Purchaser has agreed to pay NXP an amount equal to $2,000,000,000 (the “Purchaser Termination Compensation”) if:

•	Purchaser or NXP terminates the Purchase Agreement pursuant to an End Date Termination, but only if the conditions to the Offer that are still unsatisfied at the time of such termination are any of the Antitrust Clearance Condition, the Restraints Condition (but only if the legal restraint put in place by any governmental authority of competent jurisdiction to prevent the Offer or the other transactions contemplated by the Purchase Agreement, or to impose a condition or require a remedy pursuant to any antitrust law that Purchaser is not required by the Purchase Agreement to accept or agree to, as applicable, (i) is pursuant to any antitrust law or (ii) prohibits, renders illegal or enjoins the consummation of the Pre-Closing Internal Reorganization in any material respect) and the Pre-Closing Reorganization Condition;

•	Purchaser or NXP terminates the Purchase Agreement pursuant to a Restraints Termination (but only if the legal restraint put in place by any governmental authority of competent jurisdiction to prevent the Offer or the other transactions contemplated by the Purchase Agreement, or to impose a condition or require a remedy pursuant to any antitrust law that Purchaser is not required by the Purchase Agreement to accept or agree to, as applicable, (i) is pursuant to any antitrust law or (ii) prohibits, renders illegal or enjoins the consummation of the Pre-Closing Internal Reorganization in any material respect); or

•	Purchaser or NXP terminates the Purchase Agreement pursuant to a Condition Failure Termination, but only if the conditions to the Offer that are still unsatisfied at the time of such termination are any of the Antitrust Clearance Condition, the Restraints Condition (but only if the legal restraint put in place by any governmental authority of competent jurisdiction to prevent the Offer or the other transactions contemplated by the Purchase Agreement, or to impose a condition or require a remedy pursuant to any antitrust law that Purchaser is not required by the Purchase Agreement to accept or agree to, as applicable, (i) is pursuant to any antitrust law or (ii) prohibits, renders illegal or enjoins the consummation of the Pre-Closing Internal Reorganization in any material respect) and the Pre-Closing Reorganization Condition.

Purchaser is not obligated to pay the Purchaser Termination Compensation if NXP’s breach of its representations, covenants or agreements under the Purchase Agreement proximately caused a legal restraint on the satisfaction of the Offer or otherwise prevented the consummation of the Pre-Closing Internal Reorganization, or if Purchaser was, at the time of NXP’s termination, entitled to terminate pursuant to a NXP Breach Termination.

The parties to the Purchase Agreement have agreed that the Purchaser Termination Compensation and Company Termination Compensation will, as applicable and except for claims for the willful breach of the

Purchase Agreement or fraud, be the sole and exclusive remedy of each party and its respective affiliates, on one hand, against the other party and its former, current or future shareholders, directors, officers, affiliates, agents or other representatives, on the other hand, for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in the Purchase Agreement or the transactions contemplated by the Purchase Agreement. Each party will compensate the other for all expenses incurred in connection with enforcing the terms of the Purchase Agreement with respect to payment of either the Purchaser Termination Compensation or the Company Termination Compensation. Upon payment of either such amount, the paying party (and its former, current or future shareholders, directors, officers, affiliates, agents or other representative) will cease to have any liability under the Purchase Agreement, except with respect to fraud or willful breach.

Governing Law, Exclusive Forum. The Purchase Agreement will be governed by and construed in accordance with Delaware law, except that any matters concerning or implicating the NXP Board’s fiduciary duties will be governed by and construed in accordance with the applicable fiduciary duty laws of The Netherlands and any action involving any debt financing source or Purchaser’s debt financing will be governed by New York law. Each of Purchaser and NXP (a) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (c) agrees that any actions arising in connection with or relating to the Purchase Agreement and the transactions contemplated thereby will be brought, tried and determined only in the Chosen Courts, (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (e) agrees that it will not bring any action relating to the Purchase Agreement or the transactions contemplated thereby in any court other than the Chosen Courts. Notwithstanding the foregoing, each of Purchaser and NXP agreed that it will not bring any action against any of the debt financing sources in connection with Purchaser’s debt financing or the Purchase Agreement or the transactions contemplated thereby in any forum other than New York State or United States federal courts sitting in the borough of Manhattan, New York City, and that those courts will have exclusive jurisdiction in and over any claim or proceeding brought against any financing source or any of their respective affiliates under the debt commitment letters or in connection with the Purchase Agreement or the transactions contemplated thereby.

Specific Performance. The parties to the Purchase Agreement have agreed that irreparable damage would occur if any provision of the Purchase Agreement (including Purchaser’s obligations under the Letter Agreement and the Letters of Credit) was not performed in accordance with the Purchase Agreement and that the parties to the Purchase Agreement will be entitled to injunctive relief to prevent breaches of the Purchase Agreement or to enforce specifically the performance of the terms and provisions of the Purchase Agreement, in addition to any other remedy to which they are entitled at law or in equity, provided that no party under the Purchase Agreement will be entitled to seek specific performance of obligations under the Purchase Agreement directly against Purchaser’s third-party financing sources.

Conditions to the Offer. The conditions to the Offer are described in Section 15 — “Certain Conditions of the Offer.”

Letter Agreement

The following summary description of the Letter Agreement (as defined below) and all other provisions of the Letter Agreement discussed herein are qualified by reference to such Letter Agreement, which has been filed as Exhibit (d)(2) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Letter Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Letter Agreement for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement, Purchaser and Parent entered into a support letter agreement (the “Letter Agreement”), pursuant to which Parent has agreed to take all actions necessary to ensure that Purchaser performs, satisfies and discharges (a) all of its monetary and non-monetary obligations under and in accordance with the terms of the Purchase Agreement and (b) any of its debts or other obligations as they become due from and after the date of the Letter Agreement. Furthermore, Parent has agreed, among other things, to (i) not permit Purchaser to approve and adopt a plan of complete or partial liquidation, or initiate any dissolution, consolidation, recapitalization, bankruptcy or any suspension of payments under any applicable law affecting creditors’ rights generally and (ii) ensure that Purchaser is at all times solvent under all applicable laws.

Pledge Agreements

The following summary description of the Pledge Agreements (as defined below) and all other provisions of the Pledge Agreements discussed herein are qualified by reference to such Pledge Agreements, which have been filed as Exhibits (d)(3) and (d)(4) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Pledge Agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Pledge Agreements for a more complete description of the provisions summarized below.

Concurrently with the execution of the Purchase Agreement and the Letter Agreement, Purchaser and NXP entered into the Pledge, Assignment and Security Agreement (the “U.S. Pledge Agreement”) and the Disclosed Pledge of Receivables (the “Dutch Pledge Agreement”).

Under the terms of the U.S. Pledge Agreement, Purchaser agreed, in accordance with and subject to the terms thereof, to pledge, assign and grant to NXP a first priority security interest and lien in (a) all of the rights, title and interest in, to and under the Letter Agreement to secure (i) the full and prompt payment and performance (both monetary and non-monetary) when due of all obligations that Purchaser owes to NXP under the Purchase Agreement and (ii) reimbursement for all reasonable costs and expenses incurred by NXP, including, without limitation, reasonable attorney’s fees and expenses, to enforce the U.S. Pledge Agreement and maintain, preserve, collect and realize upon the collateral and (b) all proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of Purchaser’s interest in any of the foregoing. In the event NXP determines that Parent has breached its obligations under the Letter Agreement, it may make a written demand on Purchaser to enforce its rights and interests against Parent under the terms of the Letter Agreement. If NXP determines that Purchaser has not taken satisfactory action following delivery of such demand, NXP may make a subsequent demand on Purchaser and, effective upon, and conditioned upon the occurrence of, delivery of such subsequent demand (and with no further action required on the part of NXP), Purchaser’s rights under the Letter Agreement will be automatically and unconditionally assigned to NXP and NXP may enforce such rights directly against Parent.

Under the terms of the Dutch Pledge Agreement, Purchaser created, in accordance with and subject to the terms thereof, a right of pledge under Dutch law in favor of NXP on all receivables that Purchaser has or may have under the Letter Agreement to secure the performance of all payment obligations that Purchaser has or may have under the terms of the Purchase Agreement. In the event NXP determines that Parent has breached its obligations under the Letter Agreement, it may make a written demand on Purchaser to enforce its rights and interests against Parent under the Letter Agreement. If Purchaser has not taken action satisfactory to NXP to enforce Purchaser’s rights against Parent under the Letter Agreement following delivery of such demand, NXP may make a subsequent demand and, effective upon, and conditioned upon the delivery of such subsequent demand (and with no further action required on the part of NXP), inter alia, and enforce Parent’s payment obligations under the Letter Agreement.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement (as defined below) and all other provisions of the Confidentiality Agreement discussed herein are qualified by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(5) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Confidentiality Agreement for a more complete description of the provisions summarized below.

Qualcomm and NXP B.V. entered into a confidentiality agreement, effective as of July 4, 2016 (as it may be amended from time to time, the “Confidentiality Agreement”). Under the Confidentiality Agreement, the parties agreed to keep confidential, subject to certain exceptions, information furnished by the disclosing party or any of its subsidiaries or representatives to the receiving party or any of its subsidiaries or representatives and to use such information solely for the purposes of evaluating a potential negotiated transaction between NXP and Qualcomm. The parties further agreed, among other things, to certain “standstill” provisions that, for a period one year from the date of the Confidentiality Agreement, prohibit each party (and its affiliates and representatives) from taking certain actions involving or with respect to the other party, unless invited to do so by the other party, provided that, subject to certain requirements, Qualcomm has the ability to make an alternative acquisition proposal in the event that NXP enters into a definitive acquisition agreement with a third party for the acquisition of not less than a majority of NXP’s outstanding voting securities or all or substantially all of the assets of NXP and its subsidiaries (on a consolidated basis). Under the Confidentiality Agreement, each party has agreed that, for a period of one year from the date of the Confidentiality Agreement and subject to certain limited exceptions, it will not solicit the employment of certain employees of the other party.

Exclusivity Agreement

The following summary description of the Exclusivity Agreement (as defined below) and all other provisions of the Exclusivity Agreement discussed herein are qualified by reference to such Exclusivity Agreement, which has been filed as Exhibit (d)(6) to the Schedule TO filed with the SEC in connection with the Offer and is incorporated herein by reference. The Exclusivity Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Exclusivity Agreement for a more complete description of the provisions summarized below.

NXP and Parent entered into an exclusivity agreement on October 6, 2016 (as it may be amended from time to time, the “Exclusivity Agreement”), the term of which expired, in accordance with its terms, upon execution of the Purchase Agreement.

Pursuant to the Exclusivity Agreement, NXP agreed, among other things, that neither NXP nor any of its subsidiaries or any of its and their respective representatives, would solicit, initiate or knowingly facilitate, knowingly induce or encourage any inquiry, proposal, indication of interest or offer from any third party or group of third parties relating to or that (a) could reasonably be expected to lead to any transaction to acquire, directly or indirectly, 15% or more of the voting power of NXP or 15% or more of the assets, revenues or net income (on a consolidated basis) of NXP and its subsidiaries taken as a whole or (2) would reasonably be expected to prevent or materially delay the proposed transaction with Parent.

Pursuant to the Exclusivity Agreement, Parent agreed, among other things, that neither Parent nor any of its subsidiaries or any of its and their respective representatives, would solicit, initiate or knowingly facilitate, knowingly induce or encourage any inquiry, proposal, indication of interest or offer from any third party or group of third parties relating to or that (i) could lead to any transaction to acquire, directly or indirectly, 50% or more of the common stock or assets of Parent or (ii) would reasonably be expected to prevent or materially delay the proposed transaction with NXP.

12.	Purpose of the Offer; Plans for NXP.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire all of NXP’s outstanding equity interests so that Purchaser will own and control all of NXP’s current business. The purpose of the Post-Closing Reorganization is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer and the Subsequent Offering Period or all of NXP’s business operations. If the Offer Closing occurs, Purchaser intends to consummate the Post-Closing Reorganization as described below.

Following the Acceptance Time, Purchaser will provide for the Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale, the Second Step Transaction and the Second Step Distribution, on the one hand, or the Asset Sale and the Compulsory Acquisition, on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. The purpose of the Subsequent Offering Period is to offer to acquire outstanding Shares that were not tendered pursuant to the Offer.

If the Offer is consummated, Purchaser expects that all of the current directors of the NXP Board will resign, other than two directors as mutually agreed upon by Purchaser and NXP, who we expect will remain on the NXP Board until the earlier of (a) such time after the Offer Closing as Purchaser owns 100% of the outstanding Shares, (b) the occurrence of the Second Step Distribution and (c) the date the liquidation of NXP has been duly completed. Purchaser expects that, subject to the receipt of approval of the Governance Resolutions by the NXP shareholders at the EGM, five designees of Purchaser will be appointed to the NXP Board effective upon the Offer Closing.

After the Offer Closing, Purchaser intends to cause NXP to terminate the listing of the Shares on NASDAQ. As a result, we anticipate that there will not be an active trading market for the Shares. In addition, after the Offer Closing, Purchaser intends to cause NXP to terminate the registration of Shares under the Exchange Act as promptly as practicable and take steps to cause the suspension of the reporting obligations with respect to NXP’s Shares with the SEC.

If you sell your Shares pursuant to the Offer (or during the Subsequent Offering Period), you will cease to have any equity interest in NXP or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Post-Closing Reorganization is consummated, you also will no longer have an equity interest in NXP. Similarly, after selling your Shares pursuant to the Offer (or during the Subsequent Offering Period), you will not bear the risk of any decrease in the value of NXP.

Post-Closing Reorganization. As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser intends to complete the Post-Closing Reorganization. The Post-Closing Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of NXP’s business operations from and after the consummation of the Post-Closing Reorganization and (b) any NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) (provided, however, that in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. As a result of the Post-Closing Reorganization, NXP will either be liquidated or become wholly owned by Purchaser.

Purchaser intends to, or intends to cause its designee to, subject to the approval of the Asset Sale Resolutions by the NXP shareholders at the EGM, (a) initiate the Post-Closing Reorganization by means of the Asset Sale in which Purchaser or its designee would acquire all or substantially all of the assets of NXP and assume all or substantially all the liabilities of NXP and (b) following the consummation of the Asset Sale, depending on the percentage of the outstanding Shares held by Purchaser and its affiliates as of the closing of the Subsequent Offering Period, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition.

Asset Sale, Second Step Transaction and Second Step Distribution. If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 95% but at least 80% of the then outstanding Shares, the consideration paid by Purchaser to NXP in the Asset Sale would be a combination of cash (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering NXP shareholders as of the expiration of the Subsequent Offering Period) and a note payable (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by Purchaser and its affiliates as of the expiration of the Subsequent Offering Period) and, upon consummation of the Asset Sale, (a) NXP will hold only the cash and the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by causing NXP to undertake the Second Step Transaction, with Purchaser providing an indemnity or guarantee to the liquidator for any deficit in the estate of NXP to enable the liquidator to make the Second Step Distribution to each non-tendering NXP shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)), for each Share then owned.

Subject to shareholder approval at the EGM, in accordance with section 2:23 paragraph 1 of the Dutch Civil Code, NXP has proposed that Stichting Vereffening NXP (the “Foundation”) will be appointed as the liquidator once NXP’s dissolution has become effective and to carry out the liquidation of the assets. Purchaser and NXP will use their respective best efforts to (i) procure that the board of directors of the Foundation will, as from the moment of incorporation consist of one or more professional(s) (natural person(s) or a service provider) and (ii) reach agreement with such service provider as soon as practicable after the date of the Purchase Agreement; provided that Purchaser will use its reasonable best efforts to procure that one additional director (a natural person or a professional liquidator) will be appointed to such board of directors to direct and/or assist such professional for a period following the consummation of the Asset Sale not to exceed one year.

The Second Step Distribution will result in all non-tendering NXP shareholders receiving, for each Share then held, cash in an amount equal to the Offer Consideration, in each case, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)).

Asset Sale and Compulsory Acquisition. If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 100% but at least 95% of the then outstanding Shares, the consideration paid by Purchaser to NXP in the Asset Sale would be a note payable in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares outstanding as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) NXP will hold only the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding.

Purchaser would then complete the Post-Closing Reorganization by commencing a proceeding before the Dutch Court for the Compulsory Acquisition of Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. The Purchase Agreement requires that in connection with the Compulsory Acquisition proceeding, Purchaser must offer each non-tendering NXP shareholder (or such non-tendering NXP shareholder must otherwise receive) the Offer Consideration (without interest and less applicable withholding taxes) for each Share then owned by such non-tendering NXP shareholder. However, in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine a cash per Share price to be paid for the non-tendered Shares, which may be greater, equal to or less than the Offer Consideration. The Dutch Court may appoint one or three experts to provide a valuation of the Shares that were not tendered pursuant to the Offer. If the Dutch Court sets the price to be paid for the Shares that were not tendered pursuant to the Offer, such price will be increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. Any dividend or other distribution made by NXP to the NXP shareholders during such period will be credited against the amount to be paid by Purchaser to the non-tendering NXP shareholders.

Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering NXP shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of NXP.

Alternative Post-Closing Reorganization Measures. The Purchase Agreement provides that Purchaser may effectuate (and cause NXP to effectuate) the Post-Closing Reorganization in any of the following alternative manners (each an “Alternative Post-Closing Restructuring”):

•	a statutory cross-border or domestic (triangular) legal merger (juridische driehoeks-fusie) in accordance with article 2:309 et seq. of the Dutch Civil Code between NXP, Purchaser, and any of Purchaser’s affiliates;

•	a statutory legal (triangular) demerger (juridische driehoeks-fusie) of NXP in accordance with article 2:334a et seq. of the Dutch Civil Code;

•	a contribution of cash and/or assets by Purchaser or any of its affiliates in exchange for common shares in NXP’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of minority shareholders of NXP may be excluded;

•	a sale and transfer of assets and liabilities by Purchaser or any of its affiliates to NXP or any of its affiliates, or a sale and transfer of assets and liabilities by NXP or any of its affiliates to Purchaser or any of its affiliates;

•	a distribution of proceeds, cash and/or assets to the shareholders of NXP or share buybacks;

•	a dissolution and liquidation of NXP;

•	a subsequent public tender offer for any NXP common shares held by minority shareholders;

•	the conversion of NXP into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid);

•	any transaction between NXP and Purchaser or their respective affiliates at terms that are not at arm’s length;

•	any transaction, including a sale and/or transfer of any material asset, between NXP and its affiliates or between NXP and Purchaser or their respective affiliates with the objective of utilizing any carry forward tax losses available to NXP, Purchaser or any of their respective affiliates;

•	any transactions, restructurings, share issues, procedures and/or proceedings in relation to NXP and/or one or more of its affiliates required to effect the aforementioned objectives; or

•	any combination of the foregoing.

To undertake any Alternative Post-Closing Restructuring, Purchaser would have to receive the prior written consent of NXP (not to be unreasonably withheld, conditioned or delayed), which consent would require the affirmative vote of the Independent Directors if the proposed Alternative Post-Closing Restructuring constituted an Independent Director Approval Transaction (as defined below).

It is possible that Purchaser may not be able to implement any proposed Post-Closing Reorganization promptly after the Offer Closing, that such Post-Closing Reorganization may be delayed or that such Post-Closing Reorganization may not be able to take place at all. Any Post-Closing Reorganization could be the subject of litigation, and a court could delay the Post-Closing Reorganization or prohibit it from occurring on the terms described in this Offer to Purchase, or from occurring at all. Moreover, even if Purchaser is able to effect any proposed Post-Closing Reorganization, the consideration that NXP shareholders receive therein may be substantially lower and/or different in form than the consideration that they would have received had they tendered their Shares in the Offer or if their Shares had been acquired by Purchaser in the Compulsory Acquisition (and they may also be subject to additional taxes).

Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period or any delay in making payment for Shares.

The affirmative vote of the Independent Directors will be required for approving (a) any restructuring (including any Alternative Post-Closing Restructuring) that could reasonably be expected to lead to a dilution of the shareholdings of the non-tendering NXP shareholders, other than (i) pursuant to a rights issue by NXP or any other share issue where the non-tendering NXP shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in NXP (voorkeursrecht), (ii) the Asset Sale, Second Step Transaction and the Second Step Distribution and (iii) the Asset Sale and the Compulsory Acquisition, and (b) any other form of unequal treatment (including as a result of an Alternative Post-Closing Restructuring) that prejudices or could reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the non-tendering NXP shareholders, other than (i) the Asset Sale, the Second Step Transaction and the Second Step Distribution or (ii) the Asset Sale and the Compulsory Acquisition (each, an “Independent Director Approval Transaction”).

The Independent Directors will be particularly trusted with monitoring material transactions, if any, between NXP and/or any of its subsidiaries, on the one hand, and Purchaser and/or any of its other affiliates, on the other hand, to ensure the fair treatment of any minority shareholders of NXP in any such transaction. In implementing any Post-Closing Reorganization, the Independent Directors are expected to give due consideration to the requirements of applicable laws, including the fiduciary duties of the NXP Board to consider the interests of minority shareholders and all other stakeholders’ and relevant employee representation bodies’ information and/or consultation requirements.

Plans for NXP. It is expected that, initially following the Post-Closing Reorganization, the business and operations of NXP will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Purchaser and its affiliates will continue to evaluate the business and operations of NXP during the pendency of the Offer and after the consummation of the Post-Closing Reorganization and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Purchaser and its affiliates intend to review such information as part of a comprehensive review of NXP’s business, operations, capitalization and management with a view to optimizing development of NXP’s potential. Notwithstanding the foregoing and as noted above, following consummation of the Asset Sale, (a) all of the business and operations of NXP will be held by Purchaser or its designee and (b) NXP will have no operations and will only hold (i) in the case of the Asset Sale that immediately precedes the Second Step Transaction, cash and a note payable or (ii) in the case of the Asset Sale that immediately precedes the commencement of the Compulsory Acquisition proceedings, a note payable.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of NXP, on the one hand, and Parent, Purchaser or NXP, on the other hand, existed as of the date of the Purchase Agreement, and the Offer is not conditioned upon any executive officer or director of NXP entering into any such agreement, arrangement or understanding.

It is possible that certain members of NXP’s current management team will enter into new employment arrangements with NXP after the completion of the Offer and the transactions contemplated by the Purchase Agreement. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of NXP shareholders and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Consideration.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NASDAQ. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, the total number of NXP shareholders is not at least 400. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these criteria, the listing of Shares on NASDAQ would be discontinued and the market for the Shares will be adversely affected. Regardless of whether the Shares continue to meet the criteria for continued listing on NASDAQ, after the Offer Closing, we intend to cause NXP to terminate the listing of the Shares on NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and listing, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by NXP to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record, subject to fulfilling certain conditions. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by NXP to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to NXP. Furthermore, the ability of “affiliates” of NXP and persons holding “restricted securities” of NXP to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ as described above. We intend to, and will cause NXP to, terminate the registration of the Shares under the Exchange Act as promptly as practicable after the Offer Closing and expect to take steps to cause the suspension of all of NXP’s reporting obligations with respect to the Shares under the Exchange Act. If registration of the Shares is not terminated prior to the commencement of the Post-Closing Reorganization, the registration of the Shares under the Exchange Act will be terminated following the consummation of Post-Closing Reorganization.

Other measures. Subject to the terms and conditions of the Purchase Agreement and this Offer to Purchase, Purchaser reserves the right to submit proposals for a vote at the EGM in order to change the corporate structure and the capital structure of NXP and/or achieve an optimal financial or other structuring, including amendments to NXP’s articles of association and change in the accounting policies applied in NXP and its subsidiaries, all in accordance with Dutch law and the articles of association of NXP.

14.	Dividends and Distributions.

The Purchase Agreement provides that, subject to certain exceptions, from the date thereof to the Offer Closing or the earlier termination of the Purchase Agreement, without the prior written consent of Purchaser, neither NXP nor any of its subsidiaries will declare, set aside, make or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof), with respect to any of NXP’s capital stock, except for dividends and distributions by a wholly owned subsidiary of NXP to another wholly owned subsidiary of NXP.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Purchase Agreement, but subject to compliance with any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act relating to Purchaser’s obligation to accept and pay for or return tendered shares of NXP after the termination of the Offer, Purchaser will not be required to accept for purchase or pay for any NXP Shares unless each of the following conditions to the Offer has been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) as of the Expiration Time in accordance with the Purchase Agreement:

(a)	the Minimum Condition;

(b)	the Antitrust Clearance Condition;

(c)	the Restraints Condition;

(d)	(i) the representations and warranties of NXP (A) set forth in Sections 3.11(a) and 3.26 of the Purchase Agreement are true and correct in all respects as of the Expiration Time, (B) set forth in Sections 3.05(a) of the Purchase Agreement are true and correct in all respects (except for de minimis inaccuracies) as of the Expiration Time (C) set forth in Sections 3.01, 3.02, 3.05(b), 3.05(c), 3.06, 3.16(f), 3.22 and 3.23 of the Purchase Agreement are true and correct in all material respects as of the Expiration Time with the same effect as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (D) set forth in Article III of the Purchase Agreement (other than the sections of Article III of the Purchase Agreement referred to in clauses (A), (B) or (C) above) are true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar materiality qualifiers contained in any such representations and warranties) as of the Expiration Time as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of clause (D) where the failures of any such representations and warranties to be so true and correct, in the aggregate, have not had and would not reasonable be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(e)	NXP has performed or complied with in all material respects each of the obligations, agreements and covenants required to be performed by, or complied with by, it under the Purchase Agreement at or prior to the Expiration Time;

(f)	the Material Adverse Effect Condition;

(g)	the resignations of all but two directors from the NXP Board have been obtained in accordance with the Purchase Agreement;

(h)	the Governance Resolutions have been adopted at the EGM;

(i)	NXP has delivered to Parent a certificate signed by an authorized officer of NXP dated as of the date on which the Offer expires certifying that the conditions to the Offer specified in (d), (e) and (f) above have been satisfied;

(j)	the Pre-Closing Reorganization Condition; and

(k)	the Purchase Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Purchase Agreement. Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time prior to the Expiration Time to waive, in whole or in part, any condition to the Offer and to make any change in the terms of or conditions to the Offer. However, Purchaser will not (without the prior written consent of NXP): (a) waive or change the Minimum Condition (except to the extent permitted under the Purchase Agreement); (b) decrease the Offer Consideration; (c) change the form of consideration to be paid in the Offer; (d) decrease the number of Shares sought in the Offer; (e) extend or otherwise change the Expiration Time except as provided in the Purchase Agreement; or (f) impose additional conditions to the Offer or otherwise amend, modify or supplement any of the conditions to the Offer or terms of the Offer in a manner adverse to NXP shareholders.

The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived (subject to applicable law) by Purchaser in its sole discretion, in each case subject to the terms of the Purchase Agreement and applicable rules and regulations of the SEC. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition. Notwithstanding the fact that Purchaser reserves the right to assert the existence of any condition to the Offer, Purchaser understands that all conditions to the Offer, other than those dependent upon the receipt of necessary governmental regulatory approvals, must be satisfied or waived (subject to applicable law) prior to the Expiration Time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by NXP with the SEC and other information provided by NXP, we are not aware of any governmental license or regulatory permit that appears to be material to NXP’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated in this Offer to Purchase. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to NXP’s business, any of which under certain conditions specified in the Purchase Agreement, could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 —“Certain Conditions of the Offer.”

Compliance with HSR Act. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting periods have been terminated or expired. These requirements of the HSR Act apply to the acquisition of Shares pursuant to the Offer and the Purchase Agreement.

Under the HSR Act, our purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Purchaser, of its Premerger Notification and Report

Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated or extended by the FTC or the Antitrust Division. The required waiting period with respect to the Offer and the Purchase Agreement will expire at 11:59 p.m., New York City time, 15 calendar days thereafter (unless the 15th day falls on a weekend or holiday, in which case the 15th day is extended to the next business day), unless the waiting period is earlier terminated by the FTC or the Antitrust Division, unless Purchaser pulls its Premerger Notification and Report Form before the expiration of the initial 15 calendar day waiting period and refiles it thereafter, and unless the FTC or the Antitrust Division extends the waiting period by issuing a request for additional information and documentary material (a “Second Request”) prior to expiry of the initial waiting period. If within the initial waiting period, Purchaser pulls and re-files its Premerger Notification and Report Form, the waiting period will restart and will expire 15 calendar days following the re-filing of the Premerger Notification and Report Form unless the waiting period is earlier terminated by the FTC or the Antitrust Division, and unless the FTC or the Antitrust Division extends the waiting period by issuing a Second Request prior to expiry of the initial waiting period. If within the initial waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Purchase Agreement would be extended until 10 calendar days following the date of substantial compliance by Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period following substantial compliance with the Second Request by Purchaser, the waiting period could be extended only by court order or with Purchaser’s consent. In practice, complying with a Second Request can take a significant period of time. Although NXP is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither NXP’s failure to make those filings nor a request for additional documents and information issued to NXP from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Purchase Agreement.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of NXP. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, NXP, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer. See Section 15 — “Certain Conditions of the Offer.”

Foreign Competition Law Filings. NXP and Purchaser and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser, NXP and their respective affiliates are engaged, Purchaser and NXP have determined that filings under the applicable antitrust laws of eight jurisdictions outside of the U.S. are required before the transactions contemplated by the Purchase Agreement may close. In accordance with the terms of the Purchase Agreement, NXP and Purchaser have agreed to promptly (and consistent with market practice) make all such filings.

EU: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, a merger filing with the European Commission (the “EC”) and observation of the applicable review period under the EU Merger Regulation is required before the Purchase Agreement and the transactions contemplated thereby may close. The initial review period is 25 EC working days from filing of the EU notification, and can be extended to 35 EC working days if commitments are offered by the parties (Phase I) or by an additional

20 EC working days at the request of Purchaser and NXP. The review period may be further extended for an additional 90 EC working days or for an even longer period of time for an in-depth investigation (Phase II).

China: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, a merger notification must be made to the Anti-Monopoly Bureau of the Ministry of Commerce of China. Under the Anti-Monopoly Law, the transactions may not be consummated until the expiration of a 30-calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended for an additional 90 calendar days (Phase II) and further for an additional 60 calendar days in the event of an in-depth investigation (Phase III).

Japan: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, a merger notification must also be made to the Japan Fair Trade Commission (“JFTC”). Under the Law Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended to a maximum of 120 calendar days from the date of formal acceptance of the initial notification or 90 calendar days after the completion of any supplemental information request from the JFTC, whichever is later (Phase II).

Mexico: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, a merger notification must also be made to the Federal Economic Competition Commission of Mexico. Under the Federal Economic Competition Law, the transactions may not be consummated until the expiration of a 60 working day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby. The review period may be extended by an additional 40 working days.

Philippines: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, a merger notification must be made to the Philippine Competition Commission. Under the Philippine Competition Act, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended for an additional 60 calendar days for an in-depth investigation (Phase II).

Russia: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, a merger notification must be made to the Federal Antimonopoly Service of the Russian Federation. Under the Federal Law No.135-FZ on the Protection of Competition, the transactions may not be consummated until the expiration of a 30 calendar day waiting period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The waiting period may be extended for an additional 60 calendar days for an in-depth investigation (Phase II).

South Korea: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, an antitrust notification must be made to the Korea Fair Trade Commission (“KFTC”). Under the Monopoly Regulation and Fair Trade Act, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby (Phase I). The review period may be extended for an additional 90 calendar days at the KFTC’s discretion (Phase II).

Taiwan: Based on a review of the information currently available about the businesses in which Purchaser and NXP are engaged, an antitrust notification must be made to the Taiwan Fair Trade Commission (“TFTC”). Under the Taiwan Fair Trade Act, the transactions may not be consummated until the expiration of a 30 calendar day review period following the complete filing of a notification concerning the Purchase Agreement and the transactions contemplated thereby. The review period may be extended by up to an additional 60 calendar days if the TFTC finds it necessary to complete the review of the transactions.

Parent and Purchaser are not aware of any other pre-closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Post-Closing Reorganization or other business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 under the Exchange Act will not be applicable to the Post-Closing Reorganization because Purchaser was not, at the time the Purchase Agreement was executed, and is not, an affiliate of NXP (for purposes of the Exchange Act); it is anticipated that the Post-Closing Reorganization will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Post-Closing Reorganization, shareholders will receive the same price per Share as the Offer Consideration.

17.	Appraisal rights.

NXP shareholders are not entitled under Dutch law or otherwise to appraisal rights with respect to the Offer. However, in the event that after the Subsequent Offering Period, Purchaser and its affiliates hold fewer than 100% but at least 95% of the then outstanding Shares, Purchaser intends to, or intends to cause its designee to, subject to the approval of the Asset Sale Resolutions by the NXP shareholders at the EGM, effect the Post-Closing Reorganization by means of the Asset Sale followed by the commencement of the Compulsory Acquisition proceeding pursuant to which it will acquire all Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. In the Compulsory Acquisition proceeding, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater than, equal to or less than the Offer Consideration, with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. The non-tendering NXP shareholders do not have the right to commence a Compulsory Acquisition proceeding to oblige Purchaser to buy their Shares.

18.	Fees and Expenses.

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. As part of the services included in such retention, the Information Agent may contact NXP shareholders by mail, telephone, telecopy, telegraph, personal interview, electronic mail and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) NXP shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to NXP shareholders in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Certain Information Concerning Parent and Purchaser.”

NXP is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the NXP Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 —“Certain Information Concerning NXP” above.

Qualcomm River Holdings B.V.

QUALCOMM Incorporated

November 18, 2016

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND THE PARENT

Parent. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation, employment and academic history, material occupations, positions, offices or employment for at least the past five years of each of the executive officers and directors of Parent. The current business address of each person is 5775 Morehouse Drive, San Diego, California 92121, and the current business telephone number is (858) 587-1121. As used in this Schedule I, “Qualcomm” refers to Parent and its direct and indirect subsidiaries.

Name	Citizenship	Present Principal Occupation or Employment
Dr. Paul E. Jacobs	United States

Function: Executive Chairman and Chairman of the Board, QUALCOMM Incorporated; Director, Board of Directors.

Professional Background: Dr. Paul E. Jacobs has served as Executive Chairman since March 2014. He has served as Chairman of the Board of Directors since March 2009 and as a director since June 2005. He served as Chief Executive Officer of Qualcomm from July 2005 to March 2014 and as Group President of Qualcomm Wireless & Internet from July 2001 to July 2005. In addition, he served as an Executive Vice President from February 2000 to June 2005. Dr. Jacobs holds a B.S. degree in Electrical Engineering and Computer Science, an M.S. degree in Electrical Engineering and a Ph.D. degree in Electrical Engineering and Computer Science from the University of California, Berkeley.

Steve Mollenkopf	United States

Function: Chief Executive Officer, QUALCOMM Incorporated; Director, Board of Directors

Professional Background: Steve Mollenkopf has served as Chief Executive Officer since March 2014 and as a director since December 2013. He served as Chief Executive Officer-elect and President from December 2013 to March 2014 and as President and Chief Operating Officer from November 2011 to December 2013. In addition, he served as Executive Vice President and Group President from September 2010 to November 2011, as Executive Vice President and President of Qualcomm CDMA Technologies (QCT) from August 2008 to September 2010, as Executive Vice President, QCT Product Management from May 2008 to August 2008, as Senior Vice President, Engineering and Product Management from July 2006 to May 2008 and as Vice President, Engineering from April 2002 to July 2006. Mr. Mollenkopf joined Qualcomm in 1994 as an engineer and throughout his tenure at Qualcomm has held several other technical and leadership positions. Mr. Mollenkopf has served as a member of the board of directors of General Electric Company since November 2016. Mr. Mollenkopf holds a B.S. degree in Electrical Engineering from Virginia Tech and an M.S. degree in Electrical Engineering from the University of Michigan.

Derek K. Aberle	United States

Function: President, QUALCOMM Incorporated.

Professional Background: Derek K. Aberle has served as President since March 2014. He served as Executive Vice President and Group President from November 2011 to March 2014, as President of Qualcomm Technology Licensing (QTL) from September 2008 to November 2011 and as Senior Vice President and General Manager of QTL from October 2006 to September 2008. Mr. Aberle joined Qualcomm in December 2000 and prior to October 2006 held positions ranging from Legal Counsel to Vice President and General Manager of QTL. Mr. Aberle holds a B.A. degree in Business Economics from the University of California, Santa Barbara and a J.D. degree from the University of San Diego.

Name	Citizenship	Present Principal Occupation or Employment
Cristiano R. Amon	United States

Function: Executive Vice-President, Qualcomm Technologies, Inc. and President of Qualcomm CDMA Technologies.

Professional Background: Cristiano R. Amon has served as Executive Vice President, Qualcomm Technologies, Inc. (QTI, a subsidiary of Qualcomm) and President of QCT since November 2015. He served as Executive Vice President, QTI and Co-President of QCT from October 2012 to November 2015, as Senior Vice President, Qualcomm and Co-President of QCT from June 2012 to October 2012, as Senior Vice President, QCT Product Management from October 2007 to June 2012 and as Vice President, QCT Product Management from September 2005 to October 2007. Mr. Amon joined Qualcomm in 1995 as an engineer and throughout his tenure at Qualcomm held several other technical and leadership positions. Mr. Amon holds a B.S. degree in Electrical Engineering from UNICAMP, the State University of Campinas, Brazil.

George S. Davis	United States

Function: Executive Vice President and Chief Financial Officer, QUALCOMM Incorporated.

Professional Background: George S. Davis has served as Executive Vice President and Chief Financial Officer since March 2013. Prior to joining Qualcomm, Mr. Davis was Chief Financial Officer of Applied Materials, Inc., a provider of manufacturing equipment, services and software to the semiconductor, flat panel display, solar photovoltaic and related industries, from November 2006 to March 2013. Mr. Davis held several other leadership positions at Applied Materials from November 1999 to November 2006. Prior to joining Applied Materials, Mr. Davis served 19 years with Atlantic Richfield Company in a number of finance and other corporate positions. Mr. Davis holds a B.A. degree in Economics and Political Science from Claremont McKenna College and an M.B.A. degree from the University of California, Los Angeles.

Matthew S. Grob	United States

Function: Executive Vice President, Qualcomm Technologies, Inc. and Chief Technology Officer.

Professional Background: Matthew S. Grob has served as Executive Vice President, Qualcomm Technologies, Inc. and Chief Technology Officer since October 2012. He served as Executive Vice President, Qualcomm and Chief Technology Officer from July 2011 to October 2012 and as Senior Vice President, Engineering from July 2006 to July 2011. Mr. Grob joined Qualcomm in August 1991 as an engineer and throughout his tenure at Qualcomm held several other technical and leadership positions. Mr. Grob holds a B.S. degree in Electrical Engineering from Bradley University and an M.S. degree in Electrical Engineering from Stanford University.

Brian Modoff	United States

Function: Executive Vice President, Strategy and Mergers & Acquisitions, QUALCOMM Incorporated.

Professional Background: Brian Modoff has served as Executive Vice President, Strategy and Mergers & Acquisitions since October 2015. Prior to joining Qualcomm, Mr. Modoff was a Managing Director in Equity Research at Deutsche Bank Securities Inc. (Deutsche Bank), a provider of financial services, from March 1999 to October 2015. Prior to joining Deutsche Bank, Mr. Modoff was a research analyst at several financial institutions from November 1993 to March 1999. Mr. Modoff holds a B.A. degree in Economics from California State University, Fullerton and a Master of International Management from the Thunderbird School of Global Management.

2

Name	Citizenship	Present Principal Occupation or Employment
Alexander H. Rogers	United States

Function: Executive Vice President and President, Qualcomm Technology Licensing.

Professional Background: Alexander H. Rogers has served as Executive Vice President and President of Qualcomm Technology Licensing (QTL) since October 2016. He served as Senior Vice President and President of QTL from September 2016 to October 2016, as Senior Vice President, Deputy General Counsel and General Manager of QTL from March 2016 to September 2016, as Senior Vice President and Deputy General Counsel from October 2015 to March 2016, and as Senior Vice President and Legal Counsel from April 2007 to October 2015. Mr. Rogers joined Qualcomm in January 2001 as Senior Legal Counsel and throughout his tenure at Qualcomm held several other leadership positions in the legal department. Prior to joining Qualcomm, Mr. Rogers was a partner at the law firm of Gray, Cary, Ware & Friedenrich (now DLA Piper). Mr. Rogers holds M.A. and B.A. degrees in English Literature from Georgetown University and a J.D. degree from Georgetown University Law Center.

Donald J. Rosenberg	United States

Function: Executive Vice President, General Counsel and Corporate Secretary, QUALCOMM Incorporated.

Professional Background: Donald J. Rosenberg has served as Executive Vice President, General Counsel and Corporate Secretary of Qualcomm since October 2007. He served as Senior Vice President, General Counsel and Corporate Secretary of Apple Inc. from December 2006 to October 2007. From May 1975 to November 2006, Mr. Rosenberg held numerous positions at IBM Corporation, including Senior Vice President and General Counsel. Mr. Rosenberg has served as a member of the board of directors of NuVasive, Inc. since February 2016. Mr. Rosenberg holds a B.S. degree in Mathematics from the State University of New York at Stony Brook and a J.D. degree from St. John’s University School of Law.

Michelle Sterling	United States

Function: Executive Vice President, Human Resources, QUALCOMM Incorporated.

Professional Background: Michelle Sterling has served as Executive Vice President of Human Resources since May 2015. She served as Senior Vice President, Human Resources from October 2007 to April 2015. Ms. Sterling joined Qualcomm in 1994 and throughout her tenure at Qualcomm has held several other leadership positions. Ms. Sterling holds a B.S. degree in Business Management from the University of Redlands.

Dr. James H. Thompson	United States

Function: Executive Vice President, Engineering, Qualcomm Technologies, Inc.

Professional Background: James H. Thompson has served as Executive Vice President, Engineering for Qualcomm Technologies, Inc. since October 2012. He served as Senior Vice President, Engineering for QUALCOMM Incorporated from July 1998 to October 2012. Dr. Thompson joined Qualcomm in 1992 as a senior engineer and throughout his tenure at Qualcomm held several other technical and leadership roles. Dr. Thompson holds B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Wisconsin.

Barbara T. Alexander	United States

Function: Director, Board of Directors; Member, Compensation Committee.

Professional Background: Barbara T. Alexander has served as a director of QUALCOMM Incorporated since July 2006. Ms. Alexander has been an

3

Name	Citizenship	Present Principal Occupation or Employment
independent consultant since February 2004. She was a senior advisor for UBS from October 1999 to January 2004 and a managing director of Dillon Read & Co., Inc. (Dillon Read) from January 1992 to September 1999. Prior to joining Dillon Read, Ms. Alexander was a managing director in the corporate finance department of Salomon Brothers. Ms. Alexander is past Chairman of the Board of the Joint Center for Housing Studies at Harvard University (the Center) and is currently a member of that board’s executive committee and a senior industry fellow of the Center. Ms. Alexander has been a director of Allied World Assurance Company Holdings, Ltd. since August 2009 and of Choice Hotels since February 2012. Ms. Alexander previously served as a director of KB Home from October 2010 to April 2014, Federal Home Loan Mortgage Corporation (Freddie Mac) from November 2004 to March 2010, of Centex Corporation from July 1999 to August 2009, of Harrah’s Entertainment, Inc. from February 2002 to April 2007 and of Burlington Resources, Inc. from January 2004 to March 2006. She holds B.S. and M.S. degrees in theoretical mathematics from the University of Arkansas.

Raymond V. Dittamore	United States

Function: Director, Board of Directors; Member, Audit Committee.

Professional Background: Raymond V. Dittamore has served as a director of QUALCOMM Incorporated since December 2002. Mr. Dittamore retired in June 2001 as a partner of Ernst & Young LLP, an international public accounting firm, after 35 years of service. Mr. Dittamore has served as a member of the board of directors of Obalon Therapeutics, Inc. since March 2016. Mr. Dittamore previously served as a director of Life Technologies Corporation from July 2001 to February 2014, of Gen-Probe Incorporated from August 2002 to September 2009 and of Digirad Corporation from March 2004 to March 2008. Mr. Dittamore holds a B.S. degree in accounting from San Diego State University.

Jeffrey W. Henderson	United States

Function: Director, Board of Directors; Member, Audit Committee.

Professional Background: Jeffrey W. Henderson has served as a director of QUALCOMM Incorporated since January 2016. Mr. Henderson has been an Advisory Director to Berkshire Partners LLC, a private equity firm, since September 2015. He served as Chief Financial Officer of Cardinal Health Inc., a health care services company, from May 2005 to November 2014. Prior to joining Cardinal Health, Mr. Henderson held multiple positions at Eli Lilly and General Motors, including serving as President and General Manager of Eli Lilly Canada, Controller and Treasurer of Eli Lilly Inc., and in management positions with General Motors in Great Britain, Singapore, Canada and the U.S. Mr. Henderson has been a director of Halozyme Therapeutics, Inc. since August 2015 and a director of FibroGen, Inc. since August 2015. Mr. Henderson holds a B.S. degree in electrical engineering from Kettering University and an M.B.A. degree from Harvard Business School.

Thomas W. Horton	United States

Function: Director, Board of Directors; Member, Governance Committee.

Professional Background: Thomas W. Horton has served as a director of QUALCOMM Incorporated since December 2008. Mr. Horton is a Senior Advisor in the Industrials and Business Services Group of Warburg Pincus LLC, a private equity firm focused on growth investing. Mr. Horton was Chairman of American Airlines Group Inc. (formed upon the merger of AMR Corporation (AMR) and US Airways Group, Inc.) from December 2013 to June 2014 and Chairman of American Airlines, Inc. (American) from November 2011 to June

4

Name	Citizenship	Present Principal Occupation or Employment
2014. He was Chairman and Chief Executive Officer of AMR and Chief Executive Officer of American from November 2011 to December 2013, and President of AMR and American from July 2010 to December 2013. He served as Executive Vice President and Chief Financial Officer of AMR and American from March 2006 to July 2010. He served as Vice Chairman and Chief Financial Officer of AT&T Corporation (AT&T) from January 2002 to February 2006. Prior to joining AT&T, Mr. Horton was Senior Vice President and Chief Financial Officer of AMR from January 2000 to January 2002 and served in numerous management positions with AMR since 1985. Mr. Horton has been a director of Wal-Mart Stores, Inc. since November 2014. Mr. Horton holds a B.B.A. degree in accounting from Baylor University and an M.B.A. degree from Southern Methodist University.

Ann M. Livermore	United States

Function: Director, Board of Directors.

Professional Background: Ann M. Livermore has served as a director of QUALCOMM Incorporated since October 2016. Ms. Livermore served as Executive Vice President of the Enterprise Business at Hewlett-Packard Company (HP) from May 2004 to June 2011, and as Executive Vice President of HP Services from 2002 to May 2004. She joined HP in 1982 and served in a number of management and leadership positions across the company. Ms. Livermore has been a director of United Parcel Services, Inc. since November 1997, and of Hewlett Packard Enterprise since November 2015. Ms. Livermore was a director of HP from June 2011 to November 2015. Ms. Livermore holds a B.A. degree in economics from the University of North Carolina, Chapel Hill and an M.B.A. degree from Stanford University.

Harish Manwani	Singapore

Function: Director, Board of Directors; Member, Compensation Committee.

Professional Background: Harish Manwani has served as a director of QUALCOMM Incorporated since May 2014. Mr. Manwani was the Chief Operating Officer for Unilever PLC, a leading global consumer products company, from September 2011 to December 2014. He served as Unilever’s President, Asia, Africa, Middle East and Turkey, which was later extended to include Central and Eastern Europe, from April 2005 to August 2011. He served as Unilever’s President, Home & Personal Care, North America from March 2004 to March 2005. He served as Unilever’s President, Home & Personal Care, Latin America and as the Chairman of Unilever’s Latin America Advisory Council from April 2001 to February 2004. He served as Unilever’s Senior Vice President, Global Hair and Oral Care from June 2000 to March 2001. He served as a Director on the board of Hindustan Unilever Limited from August 1995 to April 2000, a company he joined as a management trainee in 1976, and subsequently held various general management positions of increasing responsibilities within Unilever globally. Mr. Manwani has been a director of Whirlpool Corporation since August 2011 and Pearson plc since October 2013, and has been the Non-Executive Chairman of Hindustan Unilever Limited since July 2005. He has also been a Global Executive Advisor to the Blackstone Private Equity Group since February 2015 and a director of the Economic Development Board (Singapore) since February 2013 and of the Indian School of Business since April 2006. Mr. Manwani previously served as a director of ING Group from April 2008 to April 2010, the Citigroup India Advisory Board from November 2010 to February 2013 and the Human Capital Leadership Institute from October 2012 to February 2014. Mr. Manwani holds a B.Sc. honors degree in statistics and an M.M.S. degree in

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Name	Citizenship	Present Principal Occupation or Employment
management studies, both from Mumbai University in India. He has also attended the Advanced Management Program at Harvard Business School.

Mark D. McLaughlin	United States

Function: Director, Board of Directors; Member, Compensation Committee.

Professional Background: Mark D. McLaughlin has served as a director of QUALCOMM Incorporated since July 2015. Mr. McLaughlin is Chairman of the Board and Chief Executive Officer of Palo Alto Networks, Inc., a network security company. He joined Palo Alto Networks as President and Chief Executive Officer, and as a director, in August 2011 and became Chairman of the Board in April 2012. Mr. McLaughlin served as President and Chief Executive Officer and as a director of VeriSign, Inc., a provider of Internet infrastructure services, from August 2009 through July 2011 and as President and Chief Operating Officer from January 2009 to August 2009. Mr. McLaughlin served in several roles at VeriSign, including as Executive Vice President, Products and Marketing, from February 2000 through November 2007. Prior to joining VeriSign, Mr. McLaughlin was Vice President, Sales and Business Development at Signio Inc., an internet payments company acquired by VeriSign in February 2000. President Barack Obama appointed Mr. McLaughlin to serve on the National Security Telecommunications Advisory Committee (NSTAC) in January 2011 and to the position of Chairman of the NSTAC in 2014. Mr. McLaughlin served as a director of Opower, Inc. from October 2013 to June 2016. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. from Seattle University School of Law.

Clark T. Randt, Jr.	United States

Function: Director, Board of Directors; Member, Governance Committee.

Professional Background: Clark T. Randt, Jr. has served as a director of QUALCOMM Incorporated since October 2013. Mr. Randt has been President of Randt & Co. LLC, a company that advises firms with interests in China, since February 2009. He is a former U.S. ambassador to the People’s Republic of China, where he served from July 2001 to January 2009. He was a partner resident in the Hong Kong office of Shearman & Sterling, a major international law firm, where he headed the firm’s China practice, from January 1994 to June 2001. Ambassador Randt served as First Secretary and Commercial Attaché at the U.S. Embassy in Beijing from August 1982 to October 1984. He was the China representative of the National Council for United States-China Trade in 1974 and he served in the U.S. Air Force Security Service from August 1968 to March 1972. Ambassador Randt is a member of the New York Bar Association and the Council on Foreign Relations. He is also a former governor and first vice president of the American Chamber of Commerce in Hong Kong. Ambassador Randt has been a director of Valmont Industries, Inc. since February 2009, a director of the United Parcel Service, Inc. since August 2010 and a director of Wynn Resorts Ltd. since October 2015, and he serves on the Advisory Board of the Duke Kunshan University. He is fluent in Mandarin Chinese. Ambassador Randt graduated from Yale University with a B.A. degree in English literature and received a J.D. degree from the University of Michigan. He also attended Harvard Law School where he was awarded the East Asia Legal Studies Traveling Fellowship to China.

Dr. Francisco Ros	Spain

Function: Director, Board of Directors; Member, Governance Committee.

Professional Background: Dr. Francisco Ros has served as a director of QUALCOMM Incorporated since December 2010. Dr. Ros is President of First

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Name	Citizenship	Present Principal Occupation or Employment
International Partners, S.L., a business consulting firm he founded in 2002. He was Secretary of State (vice minister) of the Government of Spain from May 2004 to July 2010. He served as a senior director of business development of Qualcomm from July 2003 to April 2004. He was Chairman and CEO of Alua Broadband Optical Access, a company he co-founded, from January 2000 to June 2002. Dr. Ros served as President and CEO of Unisource (a joint venture among KPN, Telia, Swisscom and Telefónica) from May 1996 to October 1998. Dr. Ros headed several business areas within the Telefónica Group from April 1983 to November 1996 and became Managing Director of the holding company and a member of its Executive Management Board. Dr. Ros has been a director and Non-Executive Chairman of Asurion Europe Limited in Spain since April 2014. He was a director of Elephant Talk Communications Corp. from September 2014 to February 2016, and Proteccion On-Line S.L. from October 2012 to June 2013. In 2011, he was the recipient of the Great Cross of the Order of Civil Merit and the Great Plate of Telecommunications and the Information Society, both granted by the Government of Spain. Dr. Ros holds an engineering and a Ph.D. degree in telecommunications from the Universidad Politecnica de Madrid, an M.S. degree in electrical engineering and a Ph.D. degree in electrical engineering and computer science from the Massachusetts Institute of Technology, and an advanced management degree from the Instituto de Estudios Superiores de la Empresa Business School in Madrid.

Anthony J. “Tony” Vinciquerra	United States

Function: Director, Board of Directors; Member, Audit Committee.

Professional Background: Anthony J. “Tony” Vinciquerra, has served as a director of QUALCOMM Incorporated since July 2015. Mr. Vinciquerra is Senior Advisor to Texas Pacific Group (TPG) in the Technology, Media and Telecom sectors, where he advises TPG on acquisitions and operations. He has been Senior Advisor of TPG since September 2011. Mr. Vinciquerra was Chairman of Fox Networks Group, the largest and most profitable operating unit of News Corporation, from September 2008 to February 2011 and President and Chief Executive Officer from June 2002 to February 2011. Earlier in his career, he held various management positions in the broadcasting and media industry. Mr. Vinciquerra has been a director of Pandora Media, Inc. since March 2016. He previously served as a director of DirecTV from September 2013 to July 2015, Motorola Mobility Holdings, Inc. from January 2011 to May 2012, and Motorola, Inc. from July 2007 to January 2011. Mr. Vinciquerra holds a B.A. degree in marketing from the State University of New York.

Purchaser. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation, employment and academic history, material occupations, positions, offices or employment for at least the past five years of each of the individual managing directors of Purchaser. The current business address of Mr. Denekamp is c/o Intertrust (Netherlands) B.V., Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands, and the current business phone number is +31 20 571 1217. The current business address of Mr. Schwenker is 5775 Morehouse Drive, San Diego, California 92121, and the current business telephone number is (858) 587-1121.

Name	Citizenship	Present Principal Occupation or Employment
Edwin Denekamp	The Netherlands

Function: Managing Director A

Professional Background: Mr. Denekamp is Business Unit Manager Finance at Intertrust (Netherlands) B.V., and in that capacity is a personal director of several companies. Edwin joined ATC in 2002. In August 2013 ATC merged with

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Name	Citizenship	Present Principal Occupation or Employment
Intertrust. Prior to that, he worked for seven years as a Financial Manager for another well-established corporate service provider. Mr. Denekamp has a degree in Business Administration from the Institute for Business Administration and Economics (HEAO).

Adam Schwenker	United States

Function: Managing Director B

Professional Background: Mr. Schwenker is Vice President and Legal Counsel and Assistant Secretary of QUALCOMM Incorporated. He has served in various legal roles at Qualcomm since August 2006. Prior to joining Qualcomm, Mr. Schwenker was an attorney at the law firm of Gray, Cary, Ware & Friedenrich (now DLA Piper). Mr. Schwenker holds a B.A. degree in Political Science from the University of California, Los Angeles and a J.D. degree from the University of California, Berkeley — School of Law.

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The Letter of Transmittal and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833